華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED

(Stock code: 1071)

12-31-07
AR/S
SUPPL
RECEIVED
2008 APR 24 A
08002170

Annual Report
2007



PROCESSED
MAY 0 1 2008
THOMSON REUTERS.

Table of Contents





Company Profile





Guangan Company



Luzhou Company



Suzhou Company



Chizhou Company



Lingwu Company



Zhongning Company



Ningxia Power Company



Xinxiang Company

Huadian Power International Corporation Limited (the "Company") and its subsidiaries (together, the "Group") are one of the largest listed power producers in the People's Republic of China (the "PRC"). The Group is primarily engaged in the construction and operation of power plants and other businesses related to power generation. As at the date of this report, the total installed capacity in which the Group has interests amounted to 16,269.7MW, while the total installed capacity controlled or invested by the Group amounted to 21,745.7MW. The total number of employees amounted to 14,137.

The Company was incorporated in Jinan, Shandong Province, the PRC on 28 June 1994. On 30 June 1999, the Company issued approximately 1,431 million H shares in its initial public offering, which were listed on The Stock Exchange of Hong Kong Limited. At the beginning of year 2005, the Company issued 765,000,000 A shares, which were listed on the Shanghai Stock Exchange on 3 February 2005. To date, the Company has 4,590,056,200 domestic shares and 1,431,028,000 H shares, accounting for approximately 76.23% and 23.77% respectively of the total issued share capital of the Company.

At present, there are a total of 21 power plants/companies wholly-owned or controlled or invested by the Group. The power plants and companies of the Group are all strategically located in the vicinity of major coal mines or electricity load centres. As at present, details of the Group's power generation facilities are as follows:



Zouxian Plant



Shiliquan Plant



Laicheng Plant



Qingdao Company



Weifang Company



Zibo Company



Tengzhou Company



Zhangqiu Company

Power Plants/Companies	Total Installed Capacity (controlled or invested)(MW)	Equity Interest Held by the Company	Generating Units	Notes
Zouxian Plant *(Note 4)*	2,540	100%	2 x 600MW + 4 x 335MW	
Shiliquan Plant *(Note 2)*	1,020	100%	2 x 300MW + 3 x 140MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Zouxian Power Generation Company Limited ("Zouxian Company") *(Notes 1 and 4)*	2,000	69%	2 x 1,000MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") *(Note 1)*	2,000	45%	2 x 670MW + 2 x 330MW	
Huadian Qingdao Power Generation Company Limited ("Qingdao Company") *(Note 2)*	1,235	55%	4 x 300MW + 35MW	
Huadian Zibo Power Company Limited ("Zibo Company") *(Note 2)*	433	100%	2 x 145MW + 2 x 71.5MW	
Huadian Zhangqiu Power Generation Company Limited ("Zhangqiu Company") *(Note 3)*	890	87.5%	2 x 300MW + 2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") *(Notes 2 and 3)*	930	89.26%	2 x 315MW + 2 x 150MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company") *(Note 1)*	2,400	80%	2 x 600MW + 4 x 300MW	

Power Plants/Companies	Total Installed Capacity (controlled or invested)(MW)	Equity Interest Held by the Company	Generating Units	Notes
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company") *(Note 1)*	1,200	40%	2 x 600MW	
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower Company")	—	100%	—	4 x 230MW hydroelectric generating units under planning
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") *(Note 1)*	1,200	97%	2 x 600MW	
Anhui Huadian Wuhu Power Generation Company Limited ("Wuhu Company")	—	95%	—	2 x 660MW thermal power generating units under construction
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	600	40%	2 x 300MW	
Huadian Suzhou Biomass Energy Power Company Limited ("Suzhou Biomass Energy Company") *(Note 5)*	—	78%	—	2 x 12.5MW biomass power generating units under construction
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company") *(Note 1)*	1,320	90%	2 x 660MW	
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") *(Note 1)*	1,200	65%	2 x 600MW	

Power Plants/Companies	Total Installed Capacity (controlled or invested)(MW)	Equity Interest Held by the Company	Generating Units	Notes
Ningxia Zhongning Power Generation Company Limited ("Zhongning Company")	660	50%	2 x 330MW	
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	1,532.7	31.11%	4 x 330MW + 212.7MW	212.7MW wind power 4 x 330MW thermal power
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company") *(Notes 1 and 6)*	45	100%	30 x 1.5MW	
Total installed capacity controlled or invested *(Note 7)*	21,745.7			
Total interested installed capacity *(Note 8)*	16,269.7			

Note 1: A total capacity of 5,990MW of thermal installed capacity completed the 168-hour trial operation at full loaded capacity as required by the PRC, including: the first 660MW supercritical generating unit in phase I new project of Xinxiang Company on 19 April 2007, the first 600MW subcritical generating unit in phase I new project of Lingwu Company on 8 June 2007, the second 670MW supercritical generating unit in phase II expansion project of Weifang Company on 9 June 2007, the second 600MW subcritical generating unit in phase III expansion project of Guangan Company on 30 June 2007, the second 1,000MW ultra-supercritical generating unit of Zouxian Company on 5 July 2007, the second 660MW supercritical generating unit in phase I new project of Xinxiang Company on 22 August 2007, the first 600MW supercritical generating unit in phase I new project of Suzhou Company on 2 September 2007, the second 600MW subcritical generating unit in phase I new project of Lingwu Company on 22 September 2007, and the second 600MW supercritical generating unit in phase I new project of Suzhou Company on 10 November 2007. Meanwhile, thirty wind power generating units of 1.5MW each in Ningdong Wind Power Company phase I project were included into the grid and commenced operation on 29 December 2007. Total capacity of the mentioned units is 6,035MW. In addition, two 600MW subcritical generating units in phase I new project of Luzhou Company which is 40% owned by the Group completed the 168-hour trial operation at full loaded capacity as required by the PRC on 12 December 2007 and 20 January 2008 respectively.

Note 2: *Since 2007, the Company has shut down certain small thermal generating units of Tengzhou Company, Zibo Company, Qingdao Company and Shiliquan Plant respectively as planned, with a total capacity of 450MW.*

Note 3: *The Company's shareholding in Zhangqiu Company increased to 87.5% from 84.45% with effect from 8 June 2007, and in Tengzhou Company increased to 89.26% from 88.16% with effect from 15 August 2007.*

Note 4: *Zouxian Company was incorporated in 2007, to and in which the Company transferred the original two 1,000MW generating units under Zouxian Plant's Phase IV project and holds 69% equity interest respectively, and has been included into the Group's consolidated financial statements since its incorporation.*

Note 5: *Suzhou Biomass Energy Company was incorporated on 15 June 2007, in which the Company holds 78% equity interest, and has been included into the Group's consolidated financial statements since its incorporation.*

Note 6: *Ningdong Wind Power Company was incorporated on 19 March 2007, in which the Company holds 100% equity interest, and has been included into the Group's consolidated financial statements since its incorporation.*

Note 7: *The aggregate total installed capacities of the Company, its subsidiaries, jointly controlled entity and associates, of which the capacity of Ningxia Power Company was aggregated by excluding the capacity of 660MW of Zhongning Company, a jointly controlled entity with 50% equity interest held by Ningxia Power Company.*

Note 8: *The aggregate proportionate installed capacities of the Company and companies controlled or invested by the Company, based on the respective percentage equity interest held by the Company, including 31.11% of the 1,162.5MW interested capacity of Ningxia Power Company.*

During the reporting period (from 1 January 2007 to 31 December 2007), the Group's generating units were operating safely and stably, achieving the safe production target for the whole year. Qingdao Company, Weifang Company, Zibo Company and Tengzhou Company managed by the Group had recorded continuous safe production for over 3,000 days; Zouxian Plant and Laicheng Plant had recorded continuous safe production for over 2,500 days; and Zhangqiu Company had recorded continuous safe production for over 1,900 days, all representing their record safe production days respectively. Zouxian Plant, Guangan Company, Shiliquan Plant, Qingdao Company, Laicheng Plant, Lingwu Company, Zhangqiu Company, Zibo Company and Suzhou Company of the Group were granted "Safe Producers of 2007" by China Huadian Corporation* (中國華電集團有限公司) ("China Huadian").

In August 2007, a total of 394 generating units participated in the 36th Large-scale Thermal Power Units Competition of the PRC for the Year 2006 (with unit capacity of 300MW and above). Generating units were assessed in accordance with their performance in operating efficiency, safe operating period and production rate. Awards were given to 91 generating units in the competition, representing an overall award rate of 23.1%. The Group participated in the competition with 20 generating units of 300MW or 600MW, and 5 of which won awards, representing an award rate of 25%. In the competition, unit No.6 of Zouxian Plant won the first-class award under the 600MW generating units category; unit No.2 of Weifang Company and unit No.6 of Shiliquan Plant won the second-class awards under the 300MW generating units category; and unit No.2 of Zouxian Plant and unit No.1 of Weifang Plant won the third-class awards under the 300MW generating units category.

SHAREHOLDING STRUCTURE

The shareholding structure of the Company, its principal subsidiaries, associates and jointly controlled entity as at the date of this annual report is set out as follows:


China Huadian Corporation
Shandong International Trust Corporation
Holders of H Shares
Other Holders of A Shares
49.18%
13.30%
23.77%
13.75%
Huadian Power International Corporation Limited
Wuhu Company 2 x 660MW under construction
95%
Luding Hydropower Company 4 x 230MW hydroelectric generating units under planning
100%
Suzhou Biomass Energy Company 2 x 12.5MW biomass power generating under construction
78%
Ningdong Wind Power Company 45MW wind power
100%
100%
Zouxian Plant 2,540MW
100%
Shiliquan Plant 1,020MW
100%
Laicheng Plant 1,200MW
55%
Qingdao Company 1,235MW
45%
Weifang Company 2,000MW
100%
Zibo Company 433MW
87.5%
Zhangqiu Company 890MW
89.26%
Tengzhou Company 930MW
69%
Zouxian Company 2,000MW
80%
Guangan Company 2,400MW
65%
Lingwu Company 1,200MW
31.11%
Ningxia Power Company 1,532.7MW
212.7MW wind power
4x330MW thermal power
97%
Suzhou Company 1,200MW
50%
Zhongning Company 660MW
90%
Xinxiang Company 1,320MW
40%
Chizhou Company 600MW
40%
Laizhou Company 1,200MW

Particulars of the Company's subsidiaries, associates and jointly controlled entity as at 31 December 2007 are set out in notes 18, 19 and 20 respectively of the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") included in this annual report.





Cao Peixi
Chairman

Chairman's Statement

Dear Shareholders,

I hereby present the annual results of the Group for the year ended 31 December 2007. During the year, despite the keen competition and various unfavourable factors, the Company, under the support of the government and shareholders, as well as the concerted efforts and diligence of the management and our staff, accomplished various predetermined targets of the Group for the year.

During the reporting period, the Group had successively achieved its third historical breakthrough. The Group made breakthroughs in various indicators such as its installed capacity, on-grid electricity and revenue from principal operations. The Group had further optimized its development regions and fields; and the Group had continuously improved the quality of its management level and staff.



In 2007, the following units had been put into operation: a 1,000MW unit of Zouxian Company, a 670MW unit of Weifang Company, a 600MW unit of Guangan Company, two 600MW units of Lingwu Company, two 660MW units of Xinxiang Company and two 600MW units of Suzhou Company. The above-mentioned units are all thermal power units with large-capacity, high efficient, energy-saving and environment-friendly features, the operation of which will play an important role in improving the management ability and profitability of the Company. In addition, the first wind power project of the Group, 45MW wind power generating units of Ningdong Wind Power Company had been put into operation in 2007, enabling the Group to achieve a breakthrough in development in clean energy.

Electricity generation of the Group during the year ended 31 December 2007 amounted to 70.27 million MWh, representing an increase of approximately 40.46% over 2006. Operating turnover for the year amounted to approximately RMB20,341 million, representing an increase of approximately 38.38% over 2006. The Group's profits attributable to equity shareholders of the Company amounted to approximately RMB1,197 million, representing a decrease of approximately 0.36% over 2006. Earnings per share were RMB0.199. The board of directors of the Company recommended the payment of a final dividend of RMB0.062 per share for the financial year ended 31 December 2007.

To increase the rate of return for shareholders and strengthen its core competitiveness, the Group has been continuously exploring new opportunities for development of electricity business throughout the country, with a view to maintaining its position as one of the largest and most competitive listed power producers in the PRC. The Group's projects which are under construction and development are in smooth progress. To date, the Group's projects under construction include two 660MW generating units of Wuhu Company, two 12.5MW straw-fired power project of Suzhou Biomass Energy Company and the Laizhou 40.5MW wind power project in Shandong province.

In addition, the Luohe Project and Qudong Project in Henan province were granted approvals to start preliminary work from the State Development and Reform Commission. While developing thermal power, the Group further strengthens the development of Luding Hydropower Company for earlier approval by the PRC and is actively seeking to obtain the development rights for other hydropower projects along the Daduhe river basin and new hydropower resources. In respect of wind power, the Yihetala 49.5MW Power Project in Inner Mongolia has been submitted for approval. The Guyuan 100MW Wind Power Project in Hebei province which is qualified for approval requirements is in progress of application for approval. The Ningdong Wind Power Company Phase II 45MW Wind Power Phase has received approval to start preliminary work from the Development and Reform Commission of Ningxia Hui Autonomous Region. In addition, the Group had participated in the 5th batch bidding for wind power concession projects of the PRC, and had won the 300MW wind power project at Beiqinghe, Tongliao Area.

The Hongshiding Nuclear Power Project in Shandong province in which the Company intends to hold 10% interest was included in the national nuclear medium and long term development plan, and had started the essential operative stage.

During the past year, the Group's achievement in its operating results was attributable to the unremitting efforts devoted by its staff as well as the support of local governments and shareholders. I hereby express my heartfelt gratitude to them. In future operation and development, the Company will strive to keep up with its efforts to create more promising results to render satisfactory return to shareholders.

Cao Peixi
Chairman

Beijing, the PRC
25 March, 2008

BUSINESS REVIEW AND PROSPECT

BUSINESS REVIEW

(1) Power Generation

Electricity generation of the Group during 2007 amounted to 70.27 million MWh, representing an increase of approximately 40.46% over 2006; the average utilization hours of the power generation facilities of the Group were 4,674 hours, representing a decrease of 568 hours from 2006.

(2) Turnover

In 2007, the total volume of electricity supplied by the Group to the grid was 65.40 million MWh, representing an increase of approximately 40.02% over 2006. Turnover for the year 2007 amounted to RMB20,341 million, representing an increase of approximately 38.38% over 2006. Revenue generated from sale of electricity for the year 2007 amounted to RMB20,009 million, representing an increase of approximately 38.91% over 2006; The revenue generated from sale of heat for the year 2007 amounted to RMB332 million, representing an increase of approximately 12.33% over 2006.

(3) Profit

For the year ended 31 December 2007, the Group's profits attributable to equity shareholders of the Company amounted to RMB1,197 million, representing a decrease of 0.36% from 2006. Earnings per share were RMB0.199.

(4) New installed capacity

There were nine thermal power generating units and certain wind power generating units of the Group which had commenced commercial operation in 2007:

Project Name	Capacity (MW)	Date of completion of 168-hour trial operation at full loaded capacity as required by the PRC
The first unit of Xinxiang Company Phase I Project	660	19 April 2007
The first unit of Lingwu Company Phase I Project	600	8 June 2007
The second unit of Weifang Company Phase II Project	670	9 June 2007
The second unit of Guangan Company Phase III Project	600	30 June 2007
The second unit of Zouxian Company	1,000	5 July 2007
The second unit of Xinxiang Company Phase I Project	660	22 August 2007
The first unit of Suzhou Company Phase I Project	600	2 September 2007
The second unit of Lingwu Company Phase I Project	600	22 September 2007
The second unit of Suzhou Company Phase I Project	600	10 November 2007
Ningdong Wind Power Company Phase I	45	all on-streaming and on-grid on 29 December 2007
Total	**6,035**	

In addition to the units set out above, two 600MW subcritical generating units in Phase I New Project of Luzhou Company which is 40% owned by the Group completed the 168-hour trial operation at full loaded capacity as required by the PRC on 12 December 2007 and 20 January 2008 respectively.

(5) Construction in progress

As at the date hereof, the Group's projects under construction include two 660MW generating units of Wuhu Company Phase I Project, the 25MW Straw-fired Power Project of Suzhou Biomass Energy Company and the Laizhou 40.5MW Wind Power Project in Shandong province.

(6) Preliminary projects

Currently, the preliminary projects under development of the Group are as follows:

The Luohe Project and Qudong Project in Henan province were granted approvals to commence preliminary work from the State Development and Reform Commission. The Group is also pressing ahead the preliminary work of key projects such as Laizhou Thermal Power Project in Shandong province, Lingwu Company Phase II Project and Luding Hydropower Company. The Group has made progress in the preliminary work of Fengjie Thermal Power Project in Chongqing and the Liuan expansion project in Anhui province. The Group is also speeding up the preliminary work of Zibo Company Expansion Project and other projects under the policy of "Developing large projects and cutting small projects".

As for the wind electricity: the Yihetala 49.5MW Power Project in Inner Mongolia has been submitted for approval; the Guyuan 100MW Wind Power Project in Hebei province which is qualified for approval requirements is in progress of application for approval; and the Ningdong Wind Power Company Phase II 45MW Wind Power Project was granted an approval to start preliminary work from the Development and Reform Commission of Ningxia Hui Autonomous Region. The Group had participated in the 5th batch bidding for wind power concession projects of the PRC and had won the 300MW wind power project at Qinghe, Liaobei District.

In addition, the Hongshiding Nuclear Power Project in Shandong province in which the Company intends to hold 10% interest was included in the national nuclear medium and long term development plan, and had started the essential operative stage.

BUSINESS PROSPECT

(1) Power generation industry trend and market competitions faced by the Group

According to statistics, in 2008, the national economy is expected to grow continuously and stably while the power demand is expected to expand relatively quickly. The PRC will advance towards an energy efficient and environment-friendly society. In particular, policies of "Energy Saving Generation Scheduling and On-Grid based on Lower Energy Consumption" will be gradually implemented across the PRC, which will lead to a fundamental change in the landscape of power market competition. With remarkable improvement in comprehensive strengths after years' growth, the Group is well placed to consolidate and maintain its competitive advantage in the PRC by capitalizing on its energy-saving and environment-friendly generating units with large capacity and high efficiency.

(2) Development strategy to address the opportunities and challenges in the future

Through a decade of rapid growth and continuous expansion, the installed capacity, on-grid electricity, profitability, competitiveness and strengths of the Group as a listed power generating enterprise in the PRC has always ranked high. In light of its scientific development concept, that is, taking development as the most important task, the Group will constantly optimize its regional structure and power source structure, promote its benchmarking management vigorously, and speed up its pace of building an outstanding, modern and national listed power generating company to continuously improve its comprehensive competitiveness. The long-term, steady and rapid economic momentum of the PRC brings favourable conditions to the fast growth power industry. Along with the progress of the power system reform and under the support of China Huadian, the parent company of the Company, the Group enters a new run of golden time of development.

Currently, power demand is increasing in developed or fast-growing regions including Shandong, Sichuan, Ningxia, Anhui and Henan in which the Group invests in. In addition, the Group has quality assets with its subordinate plants owning a majority in the high performance and efficient large generating units, among which generating units with 300MW or above accounted for over 90% of the total installed capacity.

In 2008, the Group will continue to put efforts in infrastructure projects, operation improvement, power source project development, cost-effectiveness enhancement and capital operations optimisation, aiming at increasing overall strength and competitive edge of the Group. The Group is confident in its ability to seize opportunities and address challenges, particularly those from the critical market. By fully utilizing its advantages, it will constantly expand its operations and overcome various adverse factors including its relatively lower utilization hours and the rising coal price, to ensure it will secure a steady and fast growth. In the future, the Group expects to expand its installed capacity through acquiring assets of its parent company and by its organic growth.

The Group is also exposed to challenges. First, as a result of coal price deregulation pursuant to the in-depth coal market reform, the Group's annual operation objectives will be brought under critical challenge as a result of the expected rise in its comprehensive coal price due to a rise in its key contractual coal prices. Second, greater pressure of financing and environment protection and a substantial increase in infrastructure investment have rendered the Group's gearing ratio to exceed 70% and its financial expenses to increase. Third, the Group's units recorded relatively lower average utilization hours because the growth of installed capacity where the Group's subordinate enterprises operate has outpaced that of electricity demand in the regions. Fourth, industry competition is intensifying. The changing relationship between supply and demand of power and the deepening power reform will result in fiercer competition in power development and power market. Power generation groups will not only scramble for limited resources such as power source projects, coal resources, water resources and transport capacity, but also initiate all-round and in-depth competition in equipment structure, market share, business efficiency and management performance.

The major objectives of the Group in 2008 are as follows:

1. To further improve safe production management and to maintain the plants in a leading position in terms of various technological and economic performance indicators within the industry.

2. To ensure timely commencement of operation of projects under construction, with effective control on their construction progress, quality and unit costs.

3. To drive preliminary projects forward, to further optimize power source structure and regional structure, to actively develop new energy projects, to accelerate the development of hydroelectricity projects, and to boost the construction and development of wind power projects.

4. To put more effort in competing for exploration and construction of new projects so as to speed up the Group's expansion in domestic power generation industry.

5. To further enhance the long-term strategic partnership with coal suppliers so as to improve coal quality and secure coal supply.

6. To strengthen power marketing, to enhance the competitiveness under the policy of "On-grid based on Lower Energy Consumption" and to make full strides to increase power generation and optimize power structure.

7. To adhere to low cost strategies and strengthen risk prevention, aiming to enhance the Company's profitability.

8. To actively explore multiple debt financing channels for reduction in financing costs so as to meet future financial needs from its fast growing development.

9. To introduce innovative human resources management system for overall improvement of its management team.

Chen Jianhua
Executive Director and General Manager

Beijing, the PRC
25 March, 2008

DIRECTORS



Mr. Cao Peixi, Chinese, born in August 1955, holds a master's degree and is a professor-grade senior engineer. He is currently the Chairman of the Company as well as the General Manager of China Huadian Corporation. Mr. Cao has 35 years' working experience in power generation, operation and management and capital operations. He started his career in Qingdao Power Plant in 1972 and had held positions of technician, Deputy Chief Engineer, Deputy Head and Head of the plant. From December 1995 till December 2002, he had been the General Manager's Assistant, Deputy General Manager, Chairman and Party Secretary and General Manager of Shandong Electric Power (Group) Corporation. From December 2002 to October 2006, Mr. Cao was the Deputy General Manager of China Huadian Corporation.



Mr. Chen Feihu, Chinese, born in July 1962, graduated from Renmin University of China with a bachelor's degree. He is currently the Vice Chairman of the Company as well as the Deputy General Manager of China Huadian Corporation. He is also the Chairman of China Huadian Corporation Capital Holding Company Limited and the Chairman of China Huadian Corporation Finance Company Limited. Mr. Chen had served in the Production and Finance Division of Finance Bureau of Ministry of Electric Power and Industry, the Production and Finance Department of Finance Bureau of Ministry of Water Resources and Electric Power, Electric Enterprise Division of Economic Regulation Bureau of Ministry of Energy, Production Division of Finance Department of China Electricity Council, Economic Regulation Division of Economic Regulation Bureau of the Ministry of Electric Power, Fujian Provincial Bureau of Electricity Industry, Economic Regulation Bureau of the Ministry of Electric Power, Finance and Assets Operation Department of State Power Corporation, General Manager Department and Institutional Reform Office of State Power Corporation and State Power Corporation. He has 28 years' experience in electricity generation, public finance, banking and finance and macro economic management, etc.



Mr. Zhu Chongli, Chinese, born in October 1948, is a senior economist with university qualification and an MBA degree and is currently the Vice Chairman of the Company. He is also the Chairman of First-trust Fund Management Co., Ltd., a director of Minsheng Securities Company Limited and a director of Jinan International Airport Co., Ltd. . Mr. Zhu graduated from Economic Department of Shandong University. He has 35 years' experience in macroeconomics, trust and investment management. Mr. Zhu had worked in the Planning Committee of Shandong Province (presently known as Shandong Provincial Development and Reform Commission), Commanding Office for Yin Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.



Mr. Chen Jianhua, Chinese, born in May 1960, is a senior engineer with a master's degree. He is currently a director and the General Manager of the Company. Mr. Chen graduated from Shandong University. He has 26 years' experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.



Mr. Peng Xingyu, Chinese, born in February 1962, is a senior accountant with a master's degree and is currently a director of the Company and Chief Auditor of China Huadian Corporation. He is also the Chairman of Hunan Huadian Changsha Power Generation Co., Ltd., a director of Huadian Coal Industry Group Company Limited and a director of Huadian Fujian Power Generation Co., Ltd.. Mr. Peng graduated from Wuhan University and commenced his job career in 1981. He has 26 years' experience in the industries of electric power generation, operation and capital management. Mr Peng had worked at Huazhong Electric Power Management Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.



Ms. Wang Yingli, Chinese, born in September 1961, is a senior engineer with university qualification and holds a MBA degree. She is currently a director of the Company, the Deputy General Manager of Shandong International Trust Corporation. She is also a director of Jinan International Airport Co., Ltd., Shandong Nuclear Power Company Ltd., and Shandong Century Electric Power Development Co.,Ltd., respectively, and a Supervisor of Shandong Airline Group Co., Ltd.. Ms Wang commenced her job career in 1981. Ms Wang has 26 years' experience in macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust Corporation.



Mr. Chen Bin, Chinese, born in November 1958, an engineer and bachelor of law, is currently the Head of Marketing Department of China Huadian Corporation. He is also the Chairman of Huadian (Beijing) Thermal Power Company Limited, a director of Hangzhou Huadian Banshan Power Generation Co., Ltd., a director of Shanghai Huadian Power Development Company Limited and a director of Huadian Coal Industry Group Company Limited. Graduated from Hebei University, Mr. Chen has 27 year experiences in power management. Mr. Chen joined the People's Liberation Army of China in 1976. From 1980, Mr. Chen has successively held such positions as Secretary of Communist Party of China Committee, Technician and Deputy Head of Overhaul Section of Hangzhou Zhakou Power Plant; Secretary and Deputy Head of Working Office of Power Bureau of Zhangjiang Province; Deputy Factory Manager and Factory Manager of Hangzhou Banshan Power Plant; General Manager and Party Secretary of Hangzhou Banshan Electric Power Co., Ltd.; and Head and Party Secretary of Zhejiang Representative Office of China Huadian Corporation.



Mr. Zhong Tonglin, Chinese, born in February 1960, is a senior engineer with a master's degree. He is currently a director and the Deputy General Manager of the Company. He is also the Chairman of Huadian Zouxian Power Generation Company Limited, the Chairman of Huadian Qingdao Power Generation Company Limited, the Chairman of Huadian Weifang Power Company Limited, Chairman of Sichuan Guangan Power Generation Company Limited, Chairman of Sichuan Luding Hydro Power Company and a Vice Chairman of Ningxia Power Generation Company (Group) Limited. Mr. Zhong graduated from the Shanghai Electric Power College. He has 25 years' experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr. Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No. 3 Electric and Construction Company and Shandong Electric Power Group Corporation.



Mr. Zhao Jinghua, Chinese, born in May 1962, is a professor and Ph. D. tutor and is currently an independent director of the Company. He is also an independent director of Langchao Electronic Information Industry Co., Ltd. and an independent director of Shandong Luneng Taishan Cable Co, Ltd. He has been the deputy head and head of the Economic and Management Department of Shandong University, the deputy head and head of Management School of Shandong University, chief professional of the base for economics and management research of Shandong Province, member of Professional Educational Instruction Commission(專業教學指導委員會) of higher school industry and business management studies under the Ministry of Education and member of the 7th and 8th sessions of Shandong Political Consultative Committee. Mr. Zhao has participated in training course for independent directors of listed companies jointly organized by China Securities Regulatory Commission and School of Economics and Management of Tsinghua University and got the Certificate of Completion of Attendance during the period from 15 July 2001 and 20 July 2001. Mr. Zhao is currently the head of Capital Operation and Enterprise Strategy Research Centre of the Central University of Finance and Economics, the Head of School of Government of the Central University of Finance and Economics, the Head of MPA Education Center of the Central University of Finance and Economics, Standing Member of PRC Enterprise Management Research Association and Deputy Secretary General of PRC Management Modernization Research Association.



Mr. Ding Huiping, Chinese, born in June 1956, is a professor and Ph.D. tutor and is currently an independent director of the Company. He is also an independent director of Shandong Luneng Taishan Cable Co. Ltd. Mr. Ding graduated from Northeastern University with a bachelor's degree in February 1982. He studied in Sweden since 1987 and acquired an associate doctoral degree in Industry Engineering in 1991, a doctoral degree in Enterprise Economic in 1992 and conducted post-doctoral research. He has been working at Economic and Management School of Northern Jiaotong University (presently known as Beijing Jiaotong University) since 1994 when he came back to China. Research directions: Theory of enterprise economics and innovative management, supply chain management and enterprise informatization operation, investment and financing decisions and assessment of enterprise values. He is currently the Head of PRC Enterprise Competitiveness Research Center of Beijing Jiaotong University.



Mr. Wang Chuanshun, Chinese, born in August 1965, is a senior accountant and is currently an independent director of the Company. Mr. Wang graduated from the Agricultural Economics Department of Southwest Agricultural University in 1990 with a master's degree. In the same year, he worked for Audit Department of Shandong Province (山東省審計廳), and has been the auditor of Audit Department of Shandong Province, the deputy head of Shandong Accounting Company Limited (山東會計師事務所), deputy general manager of Shandong Zhengyuan Accountants Limited, and a deputy head and accountant of Shandong Zhengyuanhexin Accountants Limited. He is currently a head of Shandong Branch of Zhongrui Yuehua Certified Public Accountants Co., Ltd.



Mr. Hu Yuanmu, Chinese, born in November 1954, Professor and tutor of Ph.D. with a Doctor degree, is currently an independent director of the Company. He is also an independent director of Langchao Eletronic Information Industry Co., Ltd. Mr. Hu graduated from the Accounting Department of Shandong Economic College in July 1983, and has been a teacher there to date. He has been the deputy head and head of the faculty of accountancy and the head of education administration department in Shandong Economic College. In the meantime, he got a master's degree and doctoral degree from Tianjin University of Finance and Economics(天津財經大學). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the assistant to the dean and standing deputy head of Yanshan College, and a key academic fellow of Shandong Economic College. He is also a professor of Shandong Provincial Party School, director of the Accountancy Teaching Society of China (全國會計教授會), a deputy head of College Division of PRC Business Accountancy Society, a deputy head of Shandong Auditing Society, a deputy head of Shandong Accountancy Teaching Society, a standing committee member of Shandong Accountancy Society and deputy head of Jinan Auditing Society. Research directions: Accounting, Chrematistics and Auditing.

SUPERVISORS



Mr. Feng Lanshui, Chinese, born in October 1946, is a senior economist with university qualification and holds a MBA degree. He graduated from the Shandong Finance Institute, and is currently the Chairman of the Supervisory Committee of the Company and is an independent director of Zibo Mining Group Co., Ltd.. Mr. Feng had worked in the Foreign Trade and Finance Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission (presently known as Shandong Provincial Development and Reform Commission). He has 36 years' experience in finance, monetary, macroeconomic management and trust and investment.



Mr. Li Changxu, Chinese, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Head of Audit Department of China Huadian Corporation. He is also the Chairman of the Supervisory Committee of Huadian Fujian Power Generation Company Limited, the Chairman of the Supervisory Committee of Yunnan Huadian Nujiang Hydropower Development Company Limited, a Supervisor of Hangzhou Banshan Power Generation Co., Ltd. and a Supervisor of Ertan Hydropower Development Company Limited. Mr. Li graduated from Shanghai Electric Power College and has 25 years' experience in the industries of electric power generation management and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of the PRC.



Ms. Zheng Feixue, Chinese, born in November 1955, graduated from the Northeast Electricity College majoring in power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Secretary to the Party Committee of Shiliquan Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 25 years' experience in electricity generation and management.

COMPANY SECRETARY



Mr. Zhou Lianqing, Chinese, born in November 1960, is a senior engineer and graduated from Shandong University with a master's degree. He is currently the Secretary to the board of the Company and a Vice Chairman of Huadian Zhangqiu Power Generation Company Limited and an associate member of the Hong Kong Institute of Company Secretaries. Mr. Zhou has worked since 1982. Before joining the Company, Mr. Zhou had worked at the Shandong Xindian Power Plant and Shandong Electric Power Group Corporation. He has 25 years' experience in electric power generation, management, laws and regulations, finance, investor relations and securities management.

SENIOR MANAGEMENT



Mr. Zhu Fangxin, Chinese, born in October 1951, graduated from the Shandong Province School of Finance and Accounting, is a registered accountant and registered auditor. He is currently the Chief Supervisor of Financial Affairs of the Company. Before joining the Company, Mr. Zhu had worked in the finance department of the Shandong Electric Power Bureau, the General Services Company of Shandong Electric Power Bureau, Shandong Luneng Development (Group) Company Limited, Shandong Electric Power Group Corporation and Shandong Luneng Electric Power Fuel Company Limited. He has nearly 35 years' experience in financial management and securities finance.



Mr. Wang Wenqi, Chinese, born in March 1963, is a senior engineer with a master's degree. He is currently a Deputy General Manager of the Company. He is also the Chairman of Huadian Zibo Thermal Power Company Limited, the Chairman of Huadian Zhangqiu Power Generation Company Limited and the Chairman of Huadian International Materials Company Limited. Mr. Wang graduated from Shandong University studying electrical mechanics. He has 25 year's experience in electric power examination, research, management and securities finance. Before joining the Company, Mr. Wang had worked at the Shandong Electric Power Science and Research Institute and Shandong Electric Power Group Corporation.



Mr. Bai Hua, Chinese, born in May 1958, a political engineer with master's degree, is currently Deputy General Manager of the Company and also the Chairman of Huadian Xinxiang Power Generation Company Limited, Huadian Ningxia Lingwu Power Generation Company Limited, Anhui Huadian Wuhu Power Company Limited, Anhui Huadian Suzhou Power Generation Company Limited,Huadian Ningxia Ningdong Wind Power Company Limited and Huadian International Shandong Project Management Company Limited(華電國際山東項目管理有限公司). Mr. Bai graduated from Wisconsin International University in United States of America, majoring in business administration and having 32-year experience in power generation, operation and management. He had served as deputy Factory Manager and Factory Manager at Huadian International Corporation Limited Laicheng Power Plant, Huadian Weifang Power Generation Company Limited and Huadian International Corporation Limited Zouxian Power Plant.



Mr. Wang Hui, Chinese, born in January 1964, a postgraduate, is currently serving as Deputy General Manager of the Company and also as vice Chairman and General Manager of Sichuan Huadian Luding Hydropower Company Limited. Mr. Wang graduated from Tsinghua University in Beijing, started his career in 1985, having 22-year experience in hydropower generation design, infrastructure, production, operation and management. Before joining in the Company, Mr. Wang served in Qinghai Longyangxia No.4 Engineering Bureau of the Ministry of Hydraulic and Electric Engineering (青海龍羊峽水電部第四工程局), Qinghai Lijiaxia No.4 Engineering Bureau project office of the Ministry of Hydraulic and Electric Engineering (青海水電部第四工程局李家峽工程辦公室), Comprehensive Office Of Hydropower Development Department of the Ministry of Energy(能源部水電開發司綜合處), Hydropower Development Section of Hydropower And Agriculture Electricity Department of the Ministry of Power(電力部水電農電司水電開發處), Hydropower Development Section of Hydropower Department of State Electric Power Corporation(國家電力公司水電部水電發展處), New Energy Section of State Electric Power Corporation(國家電力公司水電部新能源處), Quality and Tech Section of Power Department of State Electric Power Corporation(國家電力公司電源部質量技術處), Hydro Power Section of Power Department of State Electric Power Corporation(國家電力公司電源部水電處) and Technical Section of Engineering Tech Department of China Huadian Corporation(中國華電集團公司工程技術部技術處).



Mr. Peng Guoquan, Chinese, born in October 1966, a senior engineer with a master's degree, is currently the Deputy General Manager of the Company and a director of China Huadian Group New Energy Development Company Limited. Mr. Peng graduated from Huazhong University of Science and technology, majoring in thermal energy and power, having 18-year experience in power generation and management. Before joining in the Company, Mr. Peng had served in Qingshan Thermal Power Plant, Wuchang Thermal Plant and Anhui Huadian Wuhu Power Company Limited.



Mr. Xie Yun, Chinese, born in Novermber 1963, a senior engineer with bachelor degree, graduated from Tsinghua University, majoring in steam turbine. He is currently the Chief Engineer of the Company. Before joining the Company, Mr. Xie served in the Turbine Office of Huabei Electricity Research Institute(華北電力科研所汽機室), Technique Supervisory Office of Safe Production Department of the Ministry of Power(電力部安生司技術監督處), Energy Saving Department of State Electric Power Corporation(國家電力公司安運部技改節能處), Power Generation Section of Operation Department of State Electric Power Corporationy(國家電力公司發輸電運營部發電處) and Safe Operation Section of Production Operation Department of China Huadian Corporation(中國華電集團公司生產運營部安全運行處).

(1) MACROECONOMIC CONDITIONS AND ELECTRICITY DEMAND

According to the relevant information and statistics, the gross domestic product ("GDP") of the PRC for 2007 amounted to RMB24,661.9 billion, representing an increase of 11.4% over 2006. Power consumption of the whole society totalled 3,245.8 million MWh, representing an increase of 14.4% over 2006, of which the consumption of the primary, secondary and tertiary industries accounted for 86.0 million MWh, 2,484.7 million MWh and 316.7 million MWh respectively, representing a year-on-year increase of 5.2%, 15.7% and 12.1% respectively.

Currently, the Company's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Province/Autonomous Region with fast-growing economy and considerable GDP growth in recent years. Based on comparable prices, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Province/ Autonomous Region in 2007 reached 14.3%, 14.2%, 11.9%, 13.9% and 14.4% respectively. Their GDP growth rates outperformed the national average by 2.9, 2.8, 0.5, 2.5 and 3.0 percentage points respectively. Among them, Shandong Province has recorded continuous double-digit economic growth for years. Power consumption of the whole society for Shandong Province increased by 14.3%. At the same time, power demands in other regions have all increased rapidly in line with the GDP growth.

(2) TURNOVER AND PROFIT

In 2007, the Group strengthened its management, strove for planned output, optimized dispatch and achieved a considerable rise in the volume of power generation. The total volume of electricity supplied by the Group to the grid for the year 2007 was 65.40 million MWh, represently an increase of approximately 40.02% over 2006. Turnover for the year 2007 amounted to approximately RMB20,341 million, representing an increase of approximately 38.38% over 2006. Profits attributable to equity shareholders of the Company amounted to approximately RMB1,197 million, representing a decrease of approximately 0.36% from 2006. Earnings per share were RMB0.199. The increase in turnover was mainly due to the growth in sale of electricity and the increased on-grid electricity tariff for the year which came into effect in June 2006.

(3) OPERATING EXPENSES

In 2007, the operating expenses of the Group amounted to RMB17,387 million, representing an increase of approximately 38.89% over 2006 which was mainly due to the increase in installed capacity and power generation. The increase of operating expenses was below that of average installed capacity.

The principal contribution to the operating expenses of the Group was coal costs, which amounted to RMB11,561 million in 2007, accounting for approximately 66.49% of the Group's total operating expenses. In 2007, the Group strove for improving coal quality and reducing coal prices. Unit fuel cost for electricity supplied by the Group amounted to RMB172.28/MWh, representing a 5.85% increase from 2006, mainly attributable to an increase in coal price.

Depreciation and amortisation expenses of the Group amounted to RMB2,858 million in 2007, representing an increase of approximately 50.71% over 2006. This increase was mainly due to the additional depreciation of the newly-operated units.

The major overhaul and repair and maintenance expenses of the Group increased to RMB619 million in 2007, representing an increase of approximately 40.18% over 2006. The major overhaul and repair and maintenance expenses fell below the growth in the Group's average installed capacity, mainly due to the Group's additional efforts in controlling the major overhaul and repair and maintenance costs for its units.

Personnel costs of the Group amounted to RMB1,151 million in 2007, representing a decrease of approximately 9.17% from 2006.

Administrative expenses of the Group for 2007 increased by approximately 13.98% to RMB650 million as compared with that for 2006. This increase was mainly due to additional real estate tax, land use tax and insurance premium and other expenses of the newly-operated units.

Other operating costs amounted to RMB344 million, representing an increase of approximately 4.67% over 2006, mainly due to additional water and oil expenses for power generation from the increased volume of power generation.

(4) FINANCE COSTS

Net finance costs of the Group in 2007 amounted to RMB1,382 million, representing an increase of RMB927 million, or approximately 203.88% over 2006. This was mainly attributable to the increase in total loan interest charging into income statement due to the on-streaming of new units.

(5) CHARGES OF ASSETS

As at 31 December 2007, Guangan Company, Tengzhou Company, Lingwu Company and Suzhou Company, all being subsidiaries of the Company, have charged their income stream in respect of the sale of electricity or trade receivables for sale of electricity to banks as security for bank loans amounting to RMB6,780 million.

(6) INDEBTEDNESS

As at 31 December 2007, the borrowings of the Group amounted to RMB33,796 million, of which loans denominated in US dollars amounted to US$200 million. The liabilities to assets ratio was 72.49%, representing an increase of 1.82 percentage points over that of 2006. This was mainly attributable to the issuance of short-term debentures during the year and the increase in other financial borrowings. All loans of the Group were mainly floating rate loans, short-term loans and long-term loans due within one year amounted to approximately RMB11,244 million, and long-term loans amounted to approximately RMB22,552 million. In addition, short-term debentures of the Group amounted to approximately RMB3,986 million.

(7) CONTINGENT LIABILITIES

As at 31 December 2007, Zhongning Company, a joint venture of the Company, provided guarantees to bank for loans amounting to RMB42.50 million granted to Ningxia Power Company, an associate of the Company. Guangan Company, a subsidiary of the Company, provided guarantees to bank for loans amounting to RMB110 million granted to Sichuan Huayingshan Longtan Coal Company Limited, an associate of Guangan Company. In addition, the Company provided guarantees for bank loans amounting to RMB356 million in aggregate granted to Zibo Company, Tengzhou Company, Zhangqiu Company and Luding Hydropower Company, all being subsidiaries of the Company. Save as disclosed above, the Group had no other material contingent liabilities.

(8) CASH AND CASH EQUIVALENTS

As at 31 December 2007, the Group had cash and cash equivalents of approximately RMB1,373 million.

(9) CASH FLOW ANALYSIS

In 2007, the net increase in consolidated cash and cash equivalents of the Group amounted to approximately RMB411 million. Of which, the net increase in cash flow generated from operating activities amounted to approximately RMB3,355 million, representing an increase of RMB1,064 million over 2006; the net decrease in cash flow generated from investing activities amounted to approximately RMB10,163 million, representing a decrease of RMB3,485 million from 2006 which was mainly attributable to the on-streaming of the Group's projects in construction and the decreased investment during the reporting period as compared to 2006; the net increase in cash flow generated from financing activities amounted to approximately RMB7,219 million, representing a decrease of RMB4,273 million from 2006 which was mainly due to the increased debt repayment by the Group during the reporting period.

(10) PRODUCTION, OPERATION AND SAFETY

In 2007, the equivalent availability factor of the generating units was approximately 94.53%; the equivalent forced suspension rate was approximately 0.57%; the average coal consumption rate for electricity supply of generating units was approximately 342.30g/KWh, a decrease of approximately 5.03g/KWh from that of 2006.

In 2007, the Group maintained its operational safety at a decent level. As at 31 December 2007, all power plants of the Group had achieved operational safety throughout the year.

In 2007, a total of 10 major overhauls and 25 minor overhauls were undertaken in respect of the generating units of the Group and the planned overhaul rate was approximately 4.76%, representing a decrease of 0.48 percentage points from 2006.

(11) TECHNICAL IMPROVEMENT PROJECTS

With a commitment to building a resource-conservation and environment-friendly enterprise, the Group implemented desulphurisation technological renovation for its currently-operated units totalling 7,390MW (including 1,940MW in progress of desulphurisation technological renovation). As at the date hereof, desulphurisation projects for 5,450MW of 8 power plants/companies have commenced operation. Together with the newly-operated units, a total of 15,830MW desulphurisation facilities of 13 power plants/companies have been put in operation, building up a good environmental image.

(12) ISSUE OF SHORT-TERM DEBENTURES

The Company completed the public issue of the first tranche of short-term debentures for year 2007 in the PRC inter-bank debenture market on 8 May 2007. The short-term debentures were issued on a discount basis, totalling RMB4 billion with an issue price of RMB97.54 per RMB100 par value at interest rate of 3.38% for a term of 272 days. The short-term debentures were publicly issued in the PRC inter-bank debenture market by way of book building and centralised placing by the Industrial and Commercial Bank of China Limited as the lead underwriter arranging the underwriting syndicate. The issue of such short-term debentures effectively reduced the financing cost of the Company, bringing down the Company's financial cost by RMB44.32 million for the whole year.

OPERATION STATISTICS

The table below sets out certain major operation statistics of the Group:

THE GROUP:	**2007**	2006
Total installed capacity controlled or invested at year end (MW)	**21,425.70**	14,782.20
Total interested installed capacity at year end (MW)	**16,309.70**	11,748.90
Amount of electricity generated ('million MWh)	**70.27**	50.03
On-grid electricity sold ('million MWh)	**65.40**	46.71
Average utilization hours	**4,674**	5,242

The board of the Company (the "Board") hereby presents the annual report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The Group is principally engaged in the generation and sale of electricity and heat. All electricity generated is supplied to the provincial grid companies where the plants are located. As the Group is located and has been operating one single business in the PRC, no segmental reporting was included in the above mentioned financial statements. The profit attained by the Group for the year ended 31 December 2007 and the position of the Group's and the Company's financial affairs as of that date prepared in accordance with IFRS are set out on pages 71 to 164 of the annual report.

RESERVES

The Board has resolved to transfer 10% (2006: 10%) of this year's profit, as determined under PRC accounting standards and regulations, to the statutory surplus reserve, i.e. RMB92,819,000 (2006: RMB112,189,000). Further, the Company has adopted the China Accounting Standards for Business Enterprises (2006) since 1 January 2007 subject to which, the Company retrospectively adjusting its results of previous years. Subsequent to the approval of the Board, a reversal of statutory surplus reserve of RMB142,141,000 was made in respect of such retrospective adjustment.

DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.062 per share (totaling approximately RMB373,307,220) for the financial year ended 31 December 2007 (2006: a final dividend of RMB0.062 per share, totaling approximately RMB373,307,220). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the 2007 Annual General Meeting.

RESOLUTIONS PASSED AT THE BOARD MEETINGS IN 2007

In 2007, the Board convened a total of 9 board meetings, details of which are summarized as follows:

1. The 15th meeting of the fourth session of the Board was convened on 5 February 2007, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 6 February 2007.

2. The 16th meeting of the fourth session of the Board was convened on 23 March 2007, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 26 March 2007.

3. The 17th meeting of the fourth session of the Board was convened on 27 April 2007, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 30 April 2007.

4. The 18th meeting of the fourth session of the Board was convened on 12 June 2007, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 13 June 2007.

5. The 19th meeting of the fourth session of the Board was convened on 28 June 2007, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 29 June 2007.

6. The 20th meeting of the fourth session of the Board was convened on 24 August 2007, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 27 August 2007.

7. The 21st meeting of the fourth session of the Board was convened on 3 September 2007 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The Chairman of the Company, Cao Peixi, presided over the meeting, which was attended by the Company's 12 directors in person. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. The Chairman of the Company's Supervisory Committee, Feng Lanshui, and supervisors, Li Changxu and Zheng Feixue, attended the meeting. At the meeting, the "Proposal on Connect Transaction regarding Investment in China Huadian Corporation New Energy Development Company Limited" was considered. "The Investment Agreement of China Huadian Corporation New Energy Development Company Limited" was approved and the general manager or any person authorised by him was authorized to sign the agreement on a timely basis, complete the incorporation work of the New Energy Company and disclose information according to the relevant provisions.

8. The 22nd meeting of the fourth session of the Board was convened on 29 October 2007, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 30 October 2007.

9. The 23rd meeting of the fourth session of the Board was convened on 29 December 2007, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 3 January 2008.

Details of the relevant transactions mentioned above which were proceeded with and/or completed in 2007 are set out in the section headed "Significant Events" below.

SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITY

Particulars of the Company's subsidiaries, associates and jointly controlled entity as at 31 December 2007 are set out in notes 18, 19 and 20 respectively to the financial statements prepared in accordance with IFRS included in this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Group and the Company as at 31 December 2007 are set out in note 27 to the financial statements prepared in accordance with IFRS included in this annual report.

INTEREST CAPITALISED

Details relating to the interest capitalised by the Group during the year 2007 are set out in note 7 to the financial statements prepared in accordance with IFRS included in this annual report.

PROPERTY, PLANT AND EQUIPMENT

Details relating to movements in property, plant and equipment of the Group and those of the Company during the year 2007 are set out in note 14 to the financial statements prepared in accordance with IFRS included in this annual report.

RESERVES

Details relating to movements in reserves of the Group and the Company for the year ended 31 December 2007 are set out in the consolidated statement of changes in shareholders' equity and statement of changes in shareholders' equity in the financial statements prepared in accordance with IFRS included in this annual report.

DONATIONS

During the year of 2007, the Group made donations for charitable purposes in an aggregate amount of approximately RMB1,731,910 (2006: RMB223,800).

EMPLOYEES' RETIREMENT PLANS

Details of the employees' retirement plans of the Group are set out in note 33 to the financial statements prepared in accordance with IFRS included in this annual report.

EMPLOYEES' MEDICAL INSURANCE

During 2007, there was no change in employees' medical insurance of the Group as compared with 2006. The Group anticipates that implementation of the above medical insurance will not have any significant impact on the business operation and financial position of the Group. Apart from the above contributions, the Group is not required to pay any other medical expenses for its staff.

PRE-EMPTIVE RIGHTS

Under the articles of association of the Company and the laws of the PRC, no rule relating to pre-emptive right exists which requires the Company to offer and issue new shares to its existing shareholders in proportion to their respective shareholding interests in the Company.

SHARE CAPITAL

Details of the share capital of the Company for the year 2007 and as at 31 December 2007 are set out in the Company's statement of changes in shareholders' equity in the financial statements prepared in accordance with IFRS and note 31(a) to the financial statements prepared in accordance with IFRS included in this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

During the financial year of 2007, details regarding the percentages of the Group's sales and purchases attributable to its major customers and major suppliers, respectively, are as follows:

	Approximate Percentage of the Group's Sales	**Approximate Percentage of the Group's Purchases**
The largest customer	79.10%	
The five largest customers combined	98.40%	
The largest supplier		32.72%
The five largest suppliers combined		49.97%

None of the directors of the Company (the "Directors"), their associates and substantial shareholders of the Company (each of which to the knowledge of the Directors owns 5% or above of the Company's share capital) had any interest in the five largest suppliers and customers of the Group at any time during the year.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, each of the following persons, not being a Director, supervisor of the Company ("Supervisor"), chief executive or member of the Company's senior management, had an interest or short position in the Company's shares or underlying shares (as the case may be) as at 31 December 2007 which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2007, interested in 5% or more of any class of the then issued share capital of the Company, or was, as at 31 December 2007, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company:

Name of shareholder	Shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital as at 31 December 2007	Approximate percentage of shareholding in the Company's total issued domestic shares as at 31 December 2007	Approximate percentage of shareholding in the Company's total issued H shares as at 31 December 2007	Short position
China Huadian Corporation	Domestic shares	2,961,061,853	49.18%	64.51%	–	–
Shandong International Trust Corporation	Domestic shares	800,766,729	13.30%	17.45%	–	–
HKSCC Nominees Limited *(Notes)*	H shares	1,426,173,900	23.69%	–	99.66%	See notes

Notes:

Based on the information available to and obtained by the Directors as at 31 December 2007, the information available on the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2007 (in the order appearing on the Stock Exchange's website):

1. *Among the 1,426,173,900 H shares held by HKSCC Nominees Limited, Deutsche Bank Aktiengesellschaft had an interest in an aggregate of 184,543,907 H shares of the Company (representing approximately 12.90% of the Company's then total issued H shares). Out of such 184,543,907 H shares, Deutsche Bank Aktiengesellschaft had an interest, in the capacity as beneficial owner, 10,665,738 H shares of the Company (representing approximately 0.75% of the Company's then total issued H shares), and had an interest, in the capacity as person having a security interest, 173,878,169 H shares (representing approximately 12.15% of the Company's then total issued H shares). Out of the long position of 184,543,907 H shares of the Company, a long position of 2,658,000 H shares (representing approximately 0.19% of the Company's then total issued H shares) were the derivatives unlisted and settled in cash.*

According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2007, Deutsche Bank Aktiengesellschaft had a short position of 8,872,000 H shares of the Company (representing approximately 0.62% of the Company's then total issued H shares). Out of such 8,872,000 H shares, a short position of 5,278,000 H shares (representing approximately 0.37% of the Company's then total issued H shares) was held directly by Deutsche Bank Aktiengesellschaft in the capacity as beneficial owner, and a short position of 3,594,000 H shares (representing approximately 0.25% of the Company's then total issued H shares) was held directly by Deutsche Bank Aktiengesellschaft in the capacity as person having a security interest.

2. *Among the 1,426,173,900 H shares held by HKSCC Nominees Limited, The Children's Investment Fund Management (UK) LLP had, in the capacity as investment manager, an interest in an aggregate of 150,669,000 H shares of the Company (representing approximately 10.53% of the Company's then total issued H shares). Such shares were held by Children's Investment Master Fund, which in turn was controlled by The Children's Investment Fund Management (UK) LLP.*

3. *Among the 1,426,173,900 H shares held by HKSCC Nominees Limited, The Goldman Sachs Group, Inc. had, through controlled corporations, an interest in an aggregate of 116,472,800 H shares of the Company (representing approximately 8.14% of the Company's then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, The Goldman Sachs Group, Inc. was, as at 31 December 2007, interested in the aforesaid 116,472,800 H shares of the Company in the manner as follows:*

   (a) *109,606,000 H shares (representing approximately 7.66% of the Company's then total issued H shares) were held by Goldman Sachs Asset Management International, which in turn was 99% controlled by Goldman Sachs Holdings (U.K.). Goldman Sachs Holdings (U.K.) was 100% controlled by Goldman Sachs Group Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs (UK) L.L.C., which in turn was 100% controlled by The Goldman Sachs Group, Inc.;*

   (b) *6,798,000 H shares (representing approximately 0.48% of the Company's then total issued H shares) were held by Goldman Sachs International, which in turn was 99% controlled by Goldman Sachs Holdings (U.K.). Goldman Sachs Holdings (U.K.) was 100% controlled by Goldman Sachs Group Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs (UK) L.L.C., which in turn was 100% controlled by The Goldman Sachs Group, Inc.;*

   (c) *68,800 H shares (representing approximately 0.0048% of the Company's then total issued H shares) were held by Goldman Sachs (Asia) Finance, which in turn was 99% controlled by Goldman Sachs (Asia) Finance Holdings LLC; Goldman Sachs (Asia) Finance Holdings LLC was 99% controlled by Goldman Sachs & Co., which in turn was 99.8% controlled by The Goldman Sachs Group, Inc..*

4. *Among the 1,426,173,900 H shares held by HKSCC Nominees Limited, UBS AG had an interest in an aggregate of 83,176,235 H shares of the Company (representing approximately 5.81% of the then total issued H shares of the Company). Among the 83,176,235 H shares, UBS AG had, in the capacity as beneficial owner, an interest in an aggregate of 39,419,807 H shares of the Company (representing approximately 2.75% of the Company's then total issued H shares), and had, in the capacity as person having a security interest, an interest in an aggregate of 28,462,428 H shares (representing approximately 1.99% of the Company's then total issued H shares), and had, through controlled corporations, an interest in an aggregate of 15,294,000 H shares of the Company (representing approximately 1.07% of the Company's then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware, UBS AG was, as at 31 December 2007, interested in the aforesaid 83,176,235 H shares of the Company in the manner as follows:*

   (a) *6,578,000 H shares (representing approximately 0.46% of the Company's then total issued H shares) were held by UBS Global Asset Management (Hong Kong) Limited, which in turn was 100% controlled by UBS AG;*

   (b) *8,716,000 H shares (representing approximately 0.61% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% controlled by UBS AG.*

   According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2007, a short position of 3,083,807 H shares (representing approximately 0.22% of the Company's then total issued H shares) was held directly by UBS AG in the capacity as beneficial owner. The short position of 3,083,807 H shares were the derivatives unlisted and settled in cash.

5. *Among the 1,426,173,900 H shares held by HKSCC Nominees Limited, Allianz SE had, through controlled corporations, an interest in an aggregate of 74,650,000 H shares of the Company (representing approximately 5.22% of the Company's then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware, Allianz SE was, as at 31 December 2007, interested in the aforesaid 74,650,000 H shares of the Company in the manner as follows:*

   74,650,000 H shares (representing approximately 5.22% of the Company's then total issued H shares) were held by RCM Asia Pacific Limited, which in turn was 100% controlled by Allianz Global Investors Hong Kong Limited; Allianz Global Investors Hong Kong Limited was 100% controlled by Allianz Global Investors Asia Pacific GmbH. Allianz Global Investors Asia Pacific GmbH was 100% controlled by Allianz Global Investors AG, which in turn was 100% controlled by Allianz SE.

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 31 December 2007, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually was interested in 5% or more of the Company's then total issued H shares of the Company as at 31 December 2007.

Save as disclosed above and so far as the Directors are aware, as at 31 December 2007, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT

The following table sets forth certain information concerning the Directors, Supervisors and senior management of the Company during the financial year of 2007. All Directors and Supervisors are currently serving a term of three years, renewable upon re-election and reappointment every three years.

Name	Position in the Company	Changes
He Gong*	Chairman, Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Cao Pelxi	Chairman, Non-Executive Director	Appointed at the EGM held on 5 February 2007
Chen Feihu	Vice Chairman, Non-Executive Director	Appointed at the AGM held on 2 June 2005
Zhu Chongli	Vice Chairman, Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Chen Jianhua	Executive Director And General Manager	Reappointed upon election at the AGM held on 2 June 2005
Tian Peiting*	Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Peng Xingyu	Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Wang Yingli	Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Zhang Bingju*	Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Chen Bin	Non-Executive Director	Appointed at the AGM held on 12 June 2007
Zhong Tonglin	Executive Director, Deputy General Manager	Appointed at the AGM held on 12 June 2007
Zhao Jinghua	Independent Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Ding Huiping	Independent Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Wang Chuanshun	Independent Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Hu Yuanmu	Independent Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Feng Lanshui	Chairman of The Supervisory Committee	Reappointed upon election at the AGM held on 2 June 2005
Li Changxu	Supervisor	Reappointed upon election at the AGM held on 2 June 2005
Zheng Feixue	Supervisor	Reappointed upon election at the AGM held on 2 June 2005
Zhou Lianqing	Secretary to the Board	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Geng Yuanzhu*	Deputy General Manager	Appointed on the fourth meeting of the fourth session of the Board held on 19 September 2005
Zhu Fangxin	Chief Accountant	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Wang Wenqi	Deputy General Manager	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Gou Wei*	Deputy General Manager	Appointed on the fourth meeting of the fourth session of the Board held on 19 September 2005
Bai Hua	Deputy General Manager	Appointed on the seventeenth meeting of the fourth session of the Board held on 27 April 2007
Wang Hui	Deputy General Manager	Appointed on the seventeenth meeting of the fourth session of the Board held on 27 April 2007
Peng Guoquan	Deputy General Manager	Appointed on the twenty-second meeting of the fourth session of the Board held on 29 October 2007
Xie Yun	Chief Engineer	Appointed on the seventeenth meeting of the fourth session of the Board held on 27 April 2007

* *Mr. He Gong was no longer Chairman of the Company with effect from 5 February 2007 (the conclusion of the 2007 Extraordinary General Meeting); Mr. Tian Peiting was no longer Executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting); Mr. Zhang Bingju was no longer Non-executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting); Mr. Geng Yuanzhu was no longer Deputy General Manager of the Company with effect from April 2007; Mr. Gou Wei was no longer Deputy General Manager of the Company with effect from October 2007.*

The Directors' and Supervisors' remunerations for the year ended 31 December 2007 are set out in note 9 of the financial statements prepared in accordance with IFRS included in this annual report.

The biographical details of the existing Directors, Supervisors and members of senior management of the Company, including essentially the particulars required under paragraph 12 of Appendix 16 to the Listing Rules (if and as applicable and appropriate), are set out on pages 19 to 24 in this annual report.

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT

As at 31 December 2007, none of the Directors, Supervisors, chief executives or members of senior management of the Company and their respective associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO) and was required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

During the year of 2007 and as at 31 December 2007, none of the Directors, Supervisors, chief executives or members of senior management of the Company or any of their respective spouses or children under 18 years of age were granted any right, and the Company (or its subsidiaries, holding company or subsidiaries of its holding company) had not made and was not a party to any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company or any other body corporate.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contract of significance or proposed contract of significance, to which the Company or any of its subsidiaries, holding company or jointly controlled entity was a party and in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

The Company has entered service contracts with Directors and Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

SIGNIFICANT EVENTS

1. Extraordinary General Meeting ("EGM")

On 22 December 2006, the Company published a notice of the EGM, proposing to consider (i) the amendments to the articles of association of the Company; (ii) the issuance of short-term debentures; and (iii) the appointment of a director. The EGM was held on 5 February 2007, and all the three resolutions were passed. Details were set out in the notice of the extraordinary general meeting and the circular dated 22 December 2006 and the announcement dated 5 February 2007.

2. Issue of the First Tranche of Short-term Debentures

Pursuant to the "Management Rules on Short-term Debentures" and relevant regulations of the PRC, the Company issued the first tranche of short-term debentures for year 2007 in the PRC interbank debenture market. The short-term debentures were issued on a discount basis, totalling RMB4 billion with an issue price of RMB97.54 per RMB100 par value at interest rate of 3.38% for a term of 272 days. The Industrial and Commercial Bank of China acted as the leading underwriter and arranged the underwriting syndicate for this tranche of the short-term debentures. The short-term debentures were issued in the PRC interbank debenture market through book building and centralized placing. The issue of such short-term debentures effectively reduced the financing cost of the Company, which was expected to reduce the Company's financial cost by RMB44.32 million for the whole year. For details, please refer to the relevant announcements dated 26 April 2007 and 9 May 2007.

3. Establishment of a Joint Venture ("Zouxian Company") with Yanzhou Coal Mining Company Limited* ("Yanzhou Coal") and Zoucheng Municipal Assets Operation Company* ("Zoucheng")

On 24 August 2007, the Company, Yanzhou Coal and Zoucheng entered into an investment agreement (the "Investment Agreement"), pursuant to which the parties thereto agreed to jointly establish a joint venture company, that is, Zouxian Company, which will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with a capacity of 1,000 MW of the Phase IV project of Zouxian Plant.

Pursuant to the Investment Agreement, the registered capital of Zouxian Company shall be contributed as to 69% by the Company, as to 30% by Yanzhou Coal and as to 1% by Zoucheng. Upon completion of the Investment Agreement, Zouxian Company will become a subsidiary of the Company and its financial results will be consolidated into the financial statements of the Group.

As the applicable percentage ratios for the transaction contemplated under the Investment Agreement exceed 5% but are less than 25%, the transaction under the Investment Agreement constitutes a discloseable transaction under Chapter 14 of the Listing Rules and therefore is subject to the notification, announcement and circular requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. For details, please refer to the announcement dated 24 August 2007 and the circular dated 14 September 2007.

4. Connected Transactions

4.1 Continuing Connected Transactions with Huadian Coal Industry Group Company Limited* ("Huadian Coal")

On 28 June 2007, the Company and Huadian Coal entered into an agreement (the "Huadian Coal Agreement"), pursuant to which the Company has engaged Huadian Coal to provide management and co-ordination services in relation to coal procurement in the PRC for a total service fee of RMB36 million for the year 2007.

As Huadian Coal is 51.28% directly owned by China Huadian, the Company's controlling shareholder, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules and therefore, the entering into of the Huadian Coal Agreement constituted a continuing connected transaction of the Company. As the relevant percentage ratios for the total service fees payable by the Company are more than 0.1% but less than 2.5%, such transaction falls within Rule14A.34 of the Listing Rules and was only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and was exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Details of the transaction were set out in the announcement of the Company dated 28 June 2007. The Company's independent non-executive directors have reviewed the continuing connected transaction and confirmed that:

(a) the abovementioned transaction was entered into by the Company in the ordinary and usual course of the Company's business;

(b) the terms of the Huadian Coal Agreement governing the abovementioned transaction are no less favourable than those generally available from the independent third party service providers with similar coal procurement scale under similar services; and

(c) the abovementioned transaction was conducted under normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

4.2 Investment in China Huadian Group New Energy Development Company Limited* ("Huadian New Energy")

On 5 September 2007, the Company, China Huadian, Huadian Energy Corporation Limited* ("Huadian Energy"), Guizhou Wujiang Hydroelectric Development Co., Ltd.* ("Guizhou Hydropower") and China Huadian Engineering (Group) Company Limited* ("Huadian Engineering") entered into an agreement (the "Huadian New Energy Agreement") to establish a joint venture company namely, Huadian New Energy. Upon completion of the Huadian New Energy Agreement, the Company will be interested in approximately 20% of the registered capital of Huadian New Energy.

China Huadian holds 49.18% of the Company's total issued shares and 20.71% of Huadian Energy's total issued shares. It is the controlling shareholder of the Company and the single largest shareholder of Huadian Energy. Guizhou Hydropower and Huadian Engineering are non-wholly owned subsidiaries of China Huadian. China Huadian, Huadian Energy, Guizhou Hydropower and Huadian Engineering are connected persons of the Company for the purposes of the Listing Rules. The entering into of the Huadian New Energy Agreement constituted a connected transaction of the Company. The relevant percentage ratios represented by the Company's contribution to such Huadian New Energy's registered capital under the Huadian New Energy Agreement were more than 0.1% but less than 2.5%, the transaction fell within the provision under Rule 14A.32(1) of the Listing Rules, and was subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules, but was exempted from the independent shareholders' approval requirements of Chapter 14A of the Hong Kong Listing Rules. Please refer to announcement dated 5 September 2007 of the Company for details.

4.3 Capital Increase in Huadian New Energy

On 3 January 2008, China Huadian, the Company, Huadian Energy, Guizhou Hydropower and Huadian Engineering entered into the capital increase agreement (the "Huadian New Energy Capital Increase Agreement"), pursuant to which each of China Huadian, the Company, Huadian Energy, Guizhou Hydropower and Huadian Engineering agreed to increase its capital contribution in Huadian New Energy. Upon completion of the the Huadian New Energy Capital Increase Agreement, the Company will remain interested in approximately 20% of the registered capital of Huadian New Energy.

As mentioned under paragraph 4.2 of this Directors Report, China Huadian is a connected person of the Company. In addition, Huadian Energy, Guizhou Hydropower and Huadian Engineering are subsidiaries of China Huadian and therefore connected persons of the Company. The entering into of the Huadian New Energy Capital Increase Agreement constituted a connected transaction of the Company.

Given that the Company contributed RMB40 million into Huadian New Energy as capital at the time of its establishment (which took place within 12 months from the date of the Huadian New Energy Capital Increase Agreement (details of the first capital investment in Huadian New Energy are set out in the announcement dated 5 September 2007 of the Company)), such earlier capital contribution was aggregated with the capital contribution of the Company under the Huadian New Energy Capital Increase Agreement for the purpose of Rule 14A.25 of the Listing Rules. As the relevant percentage ratios represented by the aggregated capital contribution by the Company were more than 0.1% but less than 2.5%, the transaction under the Huadian New Energy Capital Increase Agreement fell within the provision under Rule 14A.32(1) of the Listing Rules, and was subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Please refer to announcement dated 7 January 2008 of the Company for details.

4.4 Capital Increase in China Huadian Finance Corporation Limited* ("Huadian Finance")

On 3 January 2008, the Company and Huadian Finance entered into the capital increase agreement (the "Huadian Finance Capital Increase Agreement") for the purpose of capital increase of Huadian Finance. Upon completion of the Huadian Finance Capital Increase Agreement, the Company will be interested in approximately 20.46% of the enlarged registered capital of the Huadian Finance.

As mentioned under paragraph 4.2 of this Directors Report, China Huadian is a connected person of the Company. Prior to the capital increase, China Huadian held a 46.88% equity interest in Huadian Finance. As such, Huadian Finance is a connected person of the Company for the purposes of the Listing Rules. The entering into of the Huadian Finance Capital Increase Agreement constitutes a connected transaction of the Company.

As the relevant percentage ratios represented by the capital contribution by the Company under the Huadian Finance Capital Increase Agreement were more than 0.1% but less than 2.5%, the transaction under the Huadian Finance Capital Increase Agreement fell within the provision under Rule 14A.32(1) of the Listing Rules, and was subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules but was exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Please refer to announcement dated 7 January 2008 of the Company for details.

4.5 The transactions between Wuhu Company and Huadian Engineering

On 26 September 2006, the Company and China Huadian entered into a share transfer agreement (the "Share Transfer Agreement"), pursuant to which the Company acquired 95% equity interest in Wuhu Company from China Huadian at a consideration of RMB25,410,000. The Share Transfer Agreement was approved by State-Owned Asset Supervision and Administration Commission of the State Council on 31 December 2006. Wuhu Company became a subsidiary of the Company after the consideration was fully paid pursuant to the Share Transfer Agreement in January 2007. Details of the transaction were set out in the announcements of the Company dated 26 September 2006 and 15 January 2007.

Before becoming a subsidiary of the Company in 2006, Wuhu Company entered into the following contracts with Huadian Engineering, a connected person of the Company, and had made payments to Huadian Engineering in accordance with the contracts entered into:

(1) On 20 June 2006, Wuhu Company and Huadian Engineering entered into a contract on "Procurement of Equipment for Treatment of Condensate Water Polishing", pursuant to which, Wuhu Company shall pay a total amount of RMB12,980,000 to Huadian Engineering, according to the performance progress of the contract. As at 31 December 2007, Wuhu Company had paid RMB5,144,000 to Huadian Engineering.

(2) On 31 July 2006, Wuhu Company and Huadian Engineering entered into a contract on "Procurement of Bucket Wheel Staker-reclaimers", pursuant to which, Wuhu Company shall pay a total amount of RMB18,800,000 to Huadia Engineering, according to the performance progress of the contract. As at 31 December 2007, Wuhu Company had paid RMB17,460,000 to Huadian Engineering.

(3) On 21 August 2006, Wuhu Company and Huadian Engineering entered into a contract on "Procurement of Imported Pipelines and Tube Materials", pursuant to which, Wuhu Company shall pay a total amount of RMB107,180,000 to Huadia Engineering, according to the performance progress of the contract. As at 31 December 2007, Wuhu Company had paid RMB96,462,000 to Huadian Engineering.

(4) On 21 August 2006, Wuhu Company and Huadian Engineering entered into a contract on "Procurement of High Temperature High Pressure Pipe Fittings", pursuant to which, Wuhu Company shall pay a total amount of RMB40,780,000 to Huadia Engineering, according to the performance progress of the contract. As at 31 December 2007, Wuhu Company had paid RMB36,702,000 to Huadian Engineering.

(5) On 30 November 2006, Wuhu Company and Huadian Engineering entered into a contract on "Procurement of Prefabricated Pipes for Factories", pursuant to which, Wuhu Company shall pay a total amount of RMB5,400,000 to Huadia Engineering, according to the performance progress of the contract. As at 31 December 2007, Wuhu Company had paid RMB1,000,000 to Huadian Engineering.

4.6 Acquisition of power plants from China Huadian

On 13 February 2008, the Company and China Huadian entered into an acquisition agreement (the "Acquisition Agreement"), pursuant to which China Huadian has agreed to sell, and the Company has agreed to purchase, the equity interests in the four target companies held by China Huadian (the "Acquisition"). Upon completion of the Acquisition Agreement, three of the target companies will become subsidiaries of the Company.

As mentioned under paragraph 4.2 of this Directors Report, China Huadian is a connected person of the Company. The Acquisition under the Acquisition Agreement will therefore constitute a connected transaction of the Company under Chapter 14A of Listing Rules. As the relevant percentage ratios in relation to the Acquisition exceed 2.5%, the Acquisition will be subject to reporting, announcement and independent shareholders' approval requirements. As the relevant percentage ratios exceed 5% but less than 25%, the Acquisition will also constitute a discloseable transaction pursuant to Rule 14.06(2) of the Listing Rules.

Upon the following conditions having been fulfilled (which are still outstanding as at the date of this annual report), the Acquisition Agreement shall become effective:

1. the filing procedures in relation to valuation of the equity interests of the target companies with the State-owned Assets Supervision and Administration Commission of the State Council of the PRC (the "SASAC") have been completed;

2. the independent shareholders of the Company have approved the terms of the Acquisition Agreement and the Acquisition; and

3. approval by SASAC for the transfer of equity interests in the target companies by way of agreement.

For details, please refer to the announcement dated 13 February 2008 and circular dated 25 March 2008 of the Company.

4.7 Subscription of Bonds with Warrants by China Huadian and Shandong International Trust Corporation* ("Shandong International Trust")

On 13 February 2008, the Board resolved to seek the approval from the shareholders of the Company to authorize the Board to issue bonds with warrants (the "Bonds with Warrants") in an amount of not more than RMB5,300 million with no more than 53 million certificates of bonds with attached warrants to be issued to institutional investors and the public investors. In accordance with the articles of association of the Company, the proposed issuance of Bonds with Warrants is subject to approval from the shareholders by way of special resolutions, and satisfaction of other conditions, which include obtaining necessary approvals from relevant PRC regulatory authorities, including approvals of China Securities Regulatory Commission and the Shanghai Stock Exchange.

On 26 February 2008, China Huadian notified the Company that upon the issue of the proposed Bonds with Warrants, it intends to exercise its subscription rights to subscribe for (i) not more than such number of Bonds with Warrants as proportionate to its existing shareholdings in the Company; and (ii) not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

On 26 February 2008, Shandong International Trust also notified the Company that upon the issue of the proposed Bonds with Warrants, it intends to exercise its subscription rights to subscribe for not more than (i) such number of Bonds with Warrants as proportionate to its existing shareholdings in the Company; or (ii) such maximum number of Bonds with Warrants that may be purchased with RMB400 million.

As mentioned under paragraph 4.2 of this Directors Report, China Huadian is a connected person of the Company. Shandong International Trust is a connected person of the Company by virtue of its being a substantial shareholder of holding approximately 13.30% equity interest in the Company. The abovementioned proposed subscriptions by China Huadian and Shandong International Trust, if implemented, will therefore constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Pursuant to the Listing Rules, the proposed subscriptions will be subject to reporting, announcement and independent shareholders' approval requirements.

For details, please refer to the announcement dated 13 February 2008 and 26 February 2008 and the circular dated 25 March 2008.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the financial year of 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its issued securities ("securities" having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules).

FINANCIAL SUMMARIES

Summaries of the results and the assets and liabilities of the Group for each of the five years ended 31 December 2007 prepared in accordance with IFRS are set out on page 165.

The Company is not aware of any matter taking place in the year ended 31 December 2007 that would be required to be disclosed under Rules 13.13 to 13.19 of the Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2007. As at 31 December 2007, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2007, none of the Group's deposits placed with financial institutions or other parties were designated or trust deposits or material deposits that could not be collected by the Group upon maturity.

AUDIT COMMITTEE

The Company's audit committee has reviewed the financial statements prepared under IFRS for the year ended 31 December 2007.

AUDITORS

The Company has not changed its auditors in any of the preceding three years. A resolution for reappointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company respectively for financial year 2008 will be proposed at the forthcoming 2007 Annual General Meeting.

By Order of the Board
Cao Peixi
Chairman

Beijing, the PRC
25 March, 2008

* *for identification purposes only*

The codes on corporate governance practices adopted by the Company include, without limitation to, the following documents:

1. Articles of Association;

2. Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee;

3. Working procedures for Audit Committee, Remuneration and Appraisal Committee and Strategic Committee of the Board of the Company;

4. Working Regulations for Independent Directors;

5. Working Regulations for Secretary to the Board;

6. Working Rules for General Manager;

7. Code on the Company's investment projects;

8. Management Methods on Raised Proceeds;

9. Management Methods on External Guarantees;

10. Management Rules on Information Disclosure;

11. Management Rules on Investor Relations and Implementation Procedures;

12. Code on Trading of the Company's Securities by Directors (Supervisors) ; and

13. Code on Trading of the Company's Securities by Employees.

The Board is committed to principles of corporate governance consistent with prudent management and with the aim to enhance shareholders' value. These principles enshrine transparency, accountability and independence.

Upon review of the relevant documents about corporate governance, the Board is of the view that the corporate governance practices adopted by the Company meet the requirements under the principles, code provisions and most of the recommended best practices as set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to the Rules Governing the Listing of Security on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). In certain aspects, the corporate governance practices adopted by the Company are more stringent than code provisions set out in the Code.

The followings describe the major aspects and practices which are more stringent than the code provisions set out in the Code:

— The Company has formulated the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited and the Code on Trading of the Company's Securities by Employees of Huadian Power International Corporation Limited, which are not less strict than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

— In addition to the Audit Committee and the Remuneration and Appraisal Committee, the Company has established its Strategic Committee and stipulated the Working Procedures for the Strategic Committee.

— In the financial year of 2007, altogether 9 Board meetings of the Company were held.

— The Audit Committee comprises five members, including two non-executive directors and three independent non-executive directors.

THE BOARD OF DIRECTORS

As an efficient leader of the Company, the Board is responsible for leadership and supervision of the Company. Directors as a whole are responsible for advancing activities of the Company through commanding and monitoring. We are of the opinion that all directors can act on an objective basis and make decisions in the interest of the Company.

As of the date of this report, members of the Board of the Company are set out below:

Cao Peixi	Chairman, Non-executive Director
Chen Feihu	Vice Chairman, Non-executive Director
Zhu Chongli	Vice Chairman, Non-executive Director
Chen Jianhua	Executive Director
Peng Xingyu	Non-executive Director
Wang Yingli	Non-executive Director
Chen Bin	Non-executive Director
Zhong Tonglin	Executive Director
Zhao Jinghua	Independent Non-executive Director
Ding Huiping	Independent Non-executive Director
Wang Chuanshun	Independent Non-executive Director
Hu Yuanmu	Independent Non-executive Director

The biographical details of Directors and connections between them are detailed in the section headed "Directors, Supervisors and Senior Management" in this Annual Report. All Directors are currently serving a term of three years, renewable upon re-election and reappointment. The term of office for Independent Non-executive Directors is renewable with a limit of six years. A director who is appointed to fill temporary vacancies shall be elected by shareholders at the first general meeting following his appointment, and his term of office shall be terminated upon re-election of directors. A director who is appointed for the first time shall report to the Board his position as director or other roles in other companies or entities upon his appointment, and such reporting of relevant interests is revised annually. In case that the Board recognises conflict of interest for a director or any of his associates for consideration of any proposal, the director shall report such interest and abstain from voting.

The Independent non-executive directors of the Company have submitted written confirmation of their independency as required by Rules 3.13 of the Listing Rules. The Independent non-executive directors of the Company have extensive expertise and experience. Among the ten non-executive directors, four of them (amounting to one-third of Directors) are independent non-executive directors, where Mr. Wang Chuanshun is an accounting professional. While playing an important role of check and balance, they safeguard the interest of shareholders and the Company as a whole. The Directors are of the opinion that all independent non-executive directors are able to deliver effective independent judgment under the independence guidelines set out in Rules 3.13 of the Listing Rules, and are independent in accordance with the guidelines.

To ensure the compliance with the Board procedures and all applicable rules, each director is eligible to access to advice and service of the Secretary to the Board.

CHAIRMAN AND GENERAL MANAGER

To improve independence, accountability and responsibility, the positions of Chairman and General Manager of the Company are assumed by different individuals with distinct roles. Mr. Cao Peixi and Mr. Chen Jianhua have been currently appointed as Chairman and General Manager respectively. As legal representative of the Company, the Chairman presides over the Board, aiming to ensure that the Board is acting in the best interest of the Company, operates effectively, duly performs its responsibilities and engages in discussion of important and appropriate matters, as well as Director's access to accurate, timely and clear information. In addition, the Chairman appoints the Secretary to the Board to arrange agenda of every Board meeting and consider any matter proposed by other directors to be included in the agenda, thus ensuring that all Directors are properly briefed over matters discussed at the Board meeting and their access to adequate reliable information. In particular, the Chairman of the Board is entitled to exercise power over, including but not limited to, the following:

(1) To preside over general meetings and to convene and preside over the Board meetings;

(2) To check on the implementation of resolutions of the Board meetings;

(3) To sign securities certificates issued by the Company;

(4) To sign important documents of the Board and other documents that shall be signed by legal representative of the Company;

(5) To exercise the powers of the legal representative; and

(6) To exercise special disposal powers that are conferred under and in compliance with laws , administrative regulations and in the interests of the Company on matters of the Company in case of force majeure emergencies such as extraordinary serious natural calamities, and provide post-event reports to the Board and the general meeting.

The General Manager heads the management and is responsible for daily operation of the Company. With the aid of other executive Directors and management team of every functional department, the General Manager looks after the business management of the Company, including implementation of policies adopted by the Board and reporting to the Board in respective of the overall operation of the Company. Details of the powers of General Manager are set out on page 53 of this annual report.

THE BOARD MEETINGS

The Board shall convene at least four meetings annually, approximately one for each quarter. The Chairman of the Board should convene the Board Meeting, ensure the Board's effective discharge of its duties, schedule agenda of the meeting and consider matters proposed by other directors to be included in the agenda. Notice of meetings shall be delivered in fourteen days prior to date of regular meeting.

The Chairman of the Board shall convene an extraordinary meeting of the Board within ten business days in case of any of the following circumstances:

(1) When proposed by shareholders representing more than 10% voting right;

(2) When deemed as necessary by the Chairman of the Board;

(3) When proposed jointly by more than one-third of the directors;

(4) When proposed jointly by more than one-half of the independent non-executive directors;

(5) When proposed by the Supervisory Committee; or

(6) When proposed by the General Manager.

Notices of Board meetings and extraordinary Board meetings should be served on all directors, either by facsimile, express mail, registered mail or by hand.

If the time and venue for a regular meeting have been previously determined by the Board, no notice is necessary. Otherwise, the Chairman of the Board or relevant proposer shall inform the Secretary to the Board of the Company of the proposal and agenda of the Board meeting in writing, and the Secretary to the Board shall then dispatch a notice containing time, venue and agenda of the Board meeting to the Directors in ten days prior to date of the meeting. However, any Director may waive his right for being served with the notice of the Board meeting prior or subsequent to the dispatch of the notice. The Secretary to the Board should also send a copy of the above-mentioned notice of the Board meeting to the Chairman of Supervisory Committee.

Each Director has a ballot for voting. The Board's resolutions shall be passed by over one half or two-thirds majority of the directors in accordance with stipulations of relevant laws, regulations and Articles of Association of the Company.

A Director shall attend Board meetings in person. Ordinary or extraordinary Board meetings can be held by way of teleconference meeting or by virtue of similar telecommunication device. So long as the participating Director can hear and communicate effectively with each other, all participating Directors are deemed to as if they had participated in the meeting in person.

A Director shall appoint, in writing, another Director to attend the meeting on his behalf due to his absence. The scope of authorisation shall be specified in the power of attorney. The Director attending the meeting on behalf of the entrusting Director shall only exercise the rights within the power of attorney. Should a Director neither attend a Board meeting nor appoint another Director to attend on his behalf, such Director shall be deemed to have waived his voting rights at the meeting.

The Secretary to the Board shall prepare detailed minutes for the matters put to the Board meeting for consideration and resolutions passed, including any uncertain or dissenting opinion raised by the Directors. Within a reasonable period of time following the conclusion of the Board meeting, the Secretary to the Board shall dispatch to all Directors the draft and final minutes of meetings for comments and for records respectively.

The proposals to be passed by written resolution shall be dispatched to each Director, either by hand, mail, telex or facsimile, instead of convening the Board meeting. Unless otherwise stipulated by applicable laws, regulations and/or relevant Listing Rules, a resolution shall come into effect without otherwise convening a Board meeting when the number of directors signing and consented to the written resolution meets the quorum for the resolution as required by the laws and regulations and the Articles of Association in connection therewith, and the signed resolution is returned to the Secretary to the Board by the aforesaid means.

Any written resolution without execution by Directors in accordance with legal procedures, even agreed by each Director by otherwise means, shall not come into legal force as a resolution of the Board.

Minutes of meetings of the Board and its committees shall be kept by the Secretary to the Board, and upon any Director's request to review, the Secretary to the Board shall produce to him the requested minutes within a reasonable period of time.

To ensure sound corporate governance, the Board has established the following committees: Audit Committee, Remuneration and Appraisal Committee and Strategic Committee, and specified their respective terms of references in accordance with principles stipulated by laws, regulations and the Code. Relevant administrative departments set up by those special committees in the Company are responsible for the preparation of meeting documents while the special committees report to the Board.

The Board reports to the general meeting, and is also responsible for the completeness of financial data as well as the effectiveness of internal control system and risk management procedures of the Company. Besides, the Board shall bear the responsibility for preparation of corporate financial statements, while the General Manager accepts duties of attaining business goals and attending to daily operations of the Company. Through regular reviews of functions of the General Manager and his authorised powers, the Board ensures the rationality of such arrangement. In addition, the Board also regularly reviews performances in relation to budget and business goals of respective operating departments, and exercises various powers, including:

(1) To convene the general meetings and report its work to the general meetings;

(2) To implement the resolutions passed at the general meetings;

(3) To decide the Company's business plans and investment schemes;

(4) To formulate the Company's annual budget scheme and budget implementation proposal;

(5) To formulate the Company's profit distribution plan and loss recovery plan;

(6) To formulate proposals for increases or reductions of the Company's registered capital and the issue of corporate debentures;

(7) To draw up plans for repurchase of the Company's shares or the proposal for merger, division or dissolution of the Company;

(8) To determine the external investment, assets acquisition/ disposal, assets mortgage, trusted finance, connected transactions and other guarantee matters not subject to approval of the general meeting as stipulated by law, administration regulation and Article of Association.

(9) To determine the establishment of the Company's internal management structure;

(10) To appoint or dismiss the Company's general manager and the Secretary to the Board, and pursuant to the general manager's nominations to appoint or dismiss senior management including the deputy general managers and financial officers of the Company and determine their remuneration, bonus and penalties;

(11) To formulate the Company's basic management system;

(12) To formulate the proposed amendments to Articles of Association;

(13) To manage the information disclosure of the Company;

(14) To propose at general meetings for the appointment or change of accountants conducting auditing for the Company;

(15) To hear the work report and inspect the work of the general manager; and

(16) To exercise any other powers specified in relevant laws and regulations or the Articles of Association and conferred by the shareholders at general meetings.

Except for the Board's resolutions in respect of the matters specified in the abovementioned item (6), (7), (12) and external guarantees which shall be passed by two-thirds majority of the Directors, the Board's resolutions in respect of any other aforesaid matters may be passed by more than half of the Directors.

The General Manager of the Company reports to the Board, and exercises the following powers:

(1) To preside over the production, operation and management of the Company, and to implement resolutions of the Board;

(2) To formulate development plans, annual production and operation goals, annual financial budget scheme and budget implementation proposal, the Company's profit (after tax) distribution plan and loss recovery plan;

(3) To implement the Company's annual business plans and investment schemes;

(4) To formulate the establishment of the Company's internal management structure;

(5) To formulate the Company's basic management system;

(6) To formulate the Company's basic regulations;

(7) To propose to appoint or dismiss the Company's deputy general manager and financial officers;

(8) To appoint or dismiss the Company's senior management other than those to be appointed or dismissed by the Board;

(9) To determine remuneration, bonus and penalties of employees of the Company and to determine appointment or dismissal of them;

(10) To propose convening of extraordinary meeting of the Board;

(11) To handle significant business on behalf of the Company; and

(12) To exercise other powers within the authorisation of Articles of Association and the Board.

The Company convened 9 Board meetings during the financial year from 1 January 2007 to 31 December 2007.

Director		Number of attendance *(Note)*	Number of meetings
He Gong[1]	Chairman	1	9
Cao Peixi[2]	Chairman	8	9
Chen Feihu	Vice Chairman	9	9
Zhu Chongli	Vice Chairman	9	9
Chen Jianhua	Executive Director	9	9
Peng Xingyu	Non-executive Director	9	9
Tian Peiting[3]	Executive Director	4	9
Wang Yingli	Non-executive Director	9	9
Zhang Bingju[4]	Non-executive Director	4	9
Chen Bin[5]	Non-executive Director	5	9
Zhong Tonglin[6]	Executive Director	5	9
Zhao Jinghua	Independent Non-executive Director	9	9
Ding Huiping	Independent Non-executive Director	9	9
Wang Chuanshun	Independent Non-executive Director	9	9
Hu Yuanmu	Independent Non-executive Director	9	9

1. *Mr. He Gong was no longer the Chairman of the Company with effect from 5 February 2007 (the conclusion of the 2007 Extraordinary General Meeting).*

2. *Mr. Cao Peixi started to serve as the Chairman of the Company with effect from 5 February 2007 (the conclusion of the 2007 Extraordinary General Meeting).*

3. *Mr. Tian Peiting was no longer an Executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting).*

4. *Mr. Zhang Bingju was no longer an Non-executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting).*

5. *Mr. Chen Bin started to serve as a Non-executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting).*

6. *Mr. Zhong Tonglin started to serve as a Non-executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting).*

Note: Including attendance by proxies.

DIRECTOR'S RESPONSIBILITIES IN RESPECTIVE OF FINANCIAL STATEMENTS

The Directors confirm that they are responsible for preparation of financial statements of the Group.

The Company has provided Mr. Zhu Fangxin, in the discharge of his duties as the Company's qualified accountant, with access to the assistance of a consultant, Mr. Chow Hiu Tung, Harry (an associate member of Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants). With the assistance of the accounts department, the Directors ensure that the financial statements of the Company are prepared in compliance with relevant laws, regulations and applicable accounting policies. The Directors also confirm that the financial statements will be published timely.

The responsibility statement made by the Company's auditors in respect of the financial statements is set out in the section headed "Report of the International Auditors" on page 69 of the Annual Report.

SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by its directors. In addition, it formulated the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited which requires the Directors and Supervisors to sign, as early as the commencement of their term of office, a statement on share transaction undertaking that any share transaction by directors or supervisors and their associates will be reported to the Board or the Supervisory Committee. No security transaction should be conducted by the Directors or Supervisors prior to a written consent with a specific date certifying compliance of the proposed transaction with the Listing Rules of The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange and the requirements regarding transaction of securities of listed companies by directors and supervisors as stipulated in the abovementioned codes.

After specific inquiries with all Directors and Supervisors, the Directors and Supervisors of the Company have complied with the relevant codes on securities transactions by directors and supervisors set out in the Model Code and the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited during the year ended 31 December 2007.

AUDIT COMMITTEE

In accordance with the Listing Rules, the Board set up the Audit Committee in August 1999. Subsequently, in accordance with the PRC listing rules, the Board set up another audit committee in March 2004. The two committees comprise the same five members, including three independent non-executive directors and two non-executive directors of the Company. Currently, one of the five members is an accounting professional. In addition to carrying out duties in accordance with the Listing Rules and requirements stipulated in the "A Guide for the Formation of an Audit Committee" issued by Hong Kong Institute of Certified Public Accountants and the Principle on Governance of Listed Companies issued by the CSRC, the Audit Committee comprising such five members also formulated the Working Rules for the Audit Committee of the Board of Directors of Huadian Power International Corporation Limited by setting out their power and functions in details.

The current Audit Committee is chaired by Independent Non-executive Director, Mr. Hu Yuanmu, and comprises four members including two independent non-executive directors, Ding Huiping and Wang Chuanshun, and two non-executive directors, Peng Xingyu and Wang Yingli. They are responsible for the communication between the Company's internal and external auditors, supervision and examination while giving advice to the Board on audit, internal control and corporate governance.

Powers of the Audit Committee are set out at the Company's website (http://www.hdpi.com.cn/st/TZ/DSWYH/SHENGJI.HTM).

In 2007, the Audit Committee held 2 meetings in total, the average attendance of which was 100%. The attendance of each director was as follows:

Director	Times of attendance/ times of meeting	Attendance Rate
Hu Yuanmu	2/2	100%
Ding Huiping	2/2	100%
Wang Chuanshun	2/2	100%
Peng Xingyu	2/2	100%
Wang Yingli	2/2	100%

The Audit Committee reviewed the relevant information in annual and interim financial statements of the Company and reviewed the Directors' Report and the Auditors' Report.

INTERNAL CONTROL

The Board takes the ultimate responsibility for the internal control system of the Company and reviews the effectiveness of relevant systems through the Audit Committee during the year. The Board always lays emphases on the establishment and completion of the internal control system while the Audit Committee, the management and external auditors are committed to improving the internal control system of the Company. The Board understands its responsibility for assuring the soundness, appropriateness and effectiveness of the internal control system of the Company so as to provide rational guarantee for attainment of the objectives of the Company.

Guided by internal control proposal approved by the Board in 2006, further system perfection and effectiveness evaluations were made in respect of internal control in 2007. The management promotes further improvements to the internal control system, and the team in charge was set up with its office at the Strategic Management Office of the Company. The Audit Committee of the Board assumes the responsibility for evaluating the effectiveness of the internal control system with its office at the Supervision and Audit Office of the Company (the internal audit department of the Company). Subsidiaries have internal audit departments which are responsible for boosting the improvement and evaluation of the internal control system under the leadership of their respective Boards of Directors.

In 2007, the evaluation on the internal controls of the Company and its subsidiaries covered operation control, financial control, compliance control and risk management under the guidance of Basic Framework of Internal Control and Risk Management issued by the Hong Kong Institute of Certified Public Accountants and in obedience to Guidelines for the Internal Control of Listed Companies on the Shanghai Stock Exchange. Based on the results of evaluation, the Audit Committee of the Board prepared the draft of Internal Control Self-evaluation Report, the draft of which was considered and approved at the 26th meeting of the 4th session of the Board of Directors. The Internal Control Self-evaluation Report concluded that: without material internal control defects discovered in the evaluation, it is convinced that: in 2007, the Company is in full compliance with the provisions relating to internal control as set out in the Code to the Listing Rules, and the existing internal control mechanism of the Company is effective in preventing significant risks and management fraud and in controlling important workflow as required by relevant PRC regulations and securities regulatory authorities.

In the future, the Company will, in light of the principle of continuous improvement, review and improve its internal control practices based on its accumulated experience, shareholders' opinions, domestic and international development trend as well as changing internal and external risks with reference to the Listing Rules.

REMUNERATION AND APPRAISAL COMMITTEE

The Company has a Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee is a specialised committee of the Board established under the resolution of the general meeting. It is responsible for studying the appraisal standards for the Directors and the senior management of the Company, performing appraisal and giving its advice. It is also responsible for research and review of the remuneration policy and scheme for the Directors and the senior management of the Company. The Remuneration and Appraisal Committee reports to the Board. It has reviewed the current remuneration policy and proposed to the Board to change the remuneration policy and scheme. After each meeting, the Committee will report to the Board. None of the directors shall participate in the determination of his own remuneration.

Powers of the Remuneration and Appraisal Committee were approved by the Board and set out at the Company's website: http://www.hdpi.com.cn/st/TZ/DSWYH/XINCHOU.HTM

The current Remuneration and Appraisal Committee is chaired by Mr. Zhao Jinghua, an Independent Non-executive Director, and comprises Vice Chairman, Chen Feihu, Non-executive Director, Wang Yingli, and Independent non-executive Directors, Ding Huiping and Hu Yuanmu.

On 22 March 2007, the 3rd meeting of the fourth session of the Remuneration and Appraisal Committee was held. Attendance of each member is as follows:

Director	Times of attendance/times of meeting	Attendance Rate
Zhao Jinghua	1/1	100%
Chen Feihu	1/1	100%
Wang Yingli	1/1	100%
Ding Huiping	1/1	100%
Hu Yuanmu	1/1	100%

The remuneration of Executive Directors, the General Manager and other senior management of the Company were determined based on their calibre, education level and commitment to work with reference to the Company's results and profit, industry comparables and the market condition.

ANNUAL SALARY SCHEME FOR THE GENERAL MANAGER IN 2007

In order to provide for the necessary safeguard for the accomplishment of the strategic targets for the year 2007 and to ensure completion of the annual missions of the Board, the Company linked the annual salary scheme for the General Manager with the annual results of the Company with reference to the Company's actual circumstances.

Based on the Company's development strategies, corporate culture, corporate life cycle, actual circumstances and reference to the salary level of listed companies of the same category, the Remuneration and Appraisal Committee determined the annual base salary for the General Manager in 2007 in line with such principles as integration of incentives and constraints, combination of short-term and long-term incentives, priority to efficiency while giving considerations to impartiality, and combination of material and ideological incentives.

MOTIVATION AND APPRAISAL METHODS FOR OTHER SENIOR MANAGEMENT IN 2007

In order to secure the accomplishment of the strategic targets for the year 2007 and to ensure completion of the annual missions of the Board, the Remuneration and Appraisal Committee formulated the motivation and assessment methods for other senior management members (including the Deputy General Manager, the Financial Controller, the Chief Engineer and the Secretary to the Board, hereinafter referred to as the "Relevant Senior Management Members") in 2007 with reference to the Company's actual circumstances and the advice from consultancy institutions.

The motivation and assessment methods for the Relevant Senior Management Members are proposed by the Managing Director and carried out by the Remuneration Committee upon approval of the Board.

The Remuneration and Appraisal Committee conducts the assessment of the relevant Senior Management Members under the principles of safeguarding interests of owners, maintenance of the market subject right of the enterprise and combination of assessment with reward and punishment.

ALLOWANCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

In 2007, each Independent non-executive Director was paid the independent directors' allowance of RMB60,000 (before tax) by the Company.

REMUNERATION (ALLOWANCE) OF DIRECTORS, SUPERVISORS AND THE SENIOR MANAGEMENT IN 2007 (BEFORE INCOME TAX)

Name	Position	Director's remuneration (allowance) *(RMB0'000)*
He Gong*	Chairman, Non-executive Director	0
Cao Peixi*	Chairman, Non-executive Director	0
Chen Feihu	Vice Chairman, Non-executive Director	0
Zhu Chongli	Vice Chairman, Non-executive Director	0
Chen Jianhua	Executive Director and General Manager	79.25 (deferred payment: 9.59)
Tian Peiting*	Executive Director	34.59
Peng Xingyu	Non-executive Director	0
Zhang Bingju*	Non-executive Director	0
Wang Yingli	Non-executive Director	0
Chen Bin*	Non-executive Director	0
Zhong Tonglin*	Executive Director, Deputy General Manager	78.57 (deferred payment: 9.59)
Zhao Jinghua	Independent Non-executive Director	6
Ding Huiping	Independent Non-executive Director	6
Wang Chuanshun	Independent Non-executive Director	6
Hu Yuanmu	Independent Non-executive Director	6
Feng Lanshui	Chairman of the Supervisory Committee	0
Li Changxu	Supervisor	0
Zheng Feixue	Supervisor	40.95 (deferred payment: 4.79)
Zhou Lianqing	Secretary to the Board and Company Secretary	56.10 (deferred payment: 6.72)
Geng Yuanzhu*	Deputy General Manager	20.58 (deferred payment: 2.61)
Zhu Fangxin	Chief Accountant	64.84 (deferred payment: 7.83)
Wang Wenqi	Deputy General Manager	66.30 (deferred payment: 8.14)
Gou Wei*	Deputy General Manager	53.57 (deferred payment: 6.52)
Bai Hua*	Deputy General Manager	44.25 (deferred payment: 5.32)
Wang Hui*	Deputy General Manager	44.26 (deferred payment: 5.22)
Peng Guoquan*	Deputy General Manager	10.42 (deferred payment: 1.30)
Xie Yun*	Chief Engineer	43.24 (deferred payment: 5.22)

* *Mr. He Gong was no longer the Chairman of the Company with effect from 5 February 2007 (conclusion of the 2007 Extraordinary General Meeting); Mr. Tian Peiting was no longer an Executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting); Mr. Zhang Bingju was no longer an Non-executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting); Mr. Geng Yuanzhu was no longer a Deputy General Manager of the Company with effect from April 2007; Mr. Gou Wei was no longer a Deputy General Manager of the Company with effect from October 2007; Mr. Cao Peixi started to serve as the Chairman of the Company with effect from 5 February 2007 (the conclusion of the 2007 Extraordinary General Meeting); Mr. Chen Bin started to serve as a Non-executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting); Mr. Zhong Tonglin started to serve as an Executive Director of the Company with effect from 12 June 2007 (the conclusion of the 2006 Annual General Meeting); Mr. Bai Hua was appointed to be a Deputy General Manager of the Company at the 17th meeting of the fourth session of the Board held on 27 April 2007; Mr. Wang Hui was appointed as a Deputy General Manager of the Company at the 17th meeting of the fourth session of the Board held on 27 April 2007; Mr. Peng Guoquan was appointed as a Deputy General Manager of the Company at the 22nd meeting of the fourth session of the Board held on 29 October 2007; Mr. Xie Yun was appointed as the Chief Engineer of the Company at the 17th meeting of the fourth session of the Board held on 27 April 2007.*

NOMINATION OF DIRECTORS

The Company has not set up a Nomination Committee. The Board, the Supervisory Committee or shareholders are responsible for nomination of Directors directly. They choose and recommend candidates for Directors according to relevant standards, including recommendations by others and, when necessary, making use of services of recruitment companies. The relevant standards include a director's proper professional knowledge and experience in the industry, personal integrity, calibre and commitment on devotion of time.

List of candidates for directors are submitted to the general meeting in form of a proposal for consideration. Candidates for directors other than independent non-executive director are nominated by the Board, the Supervisory Committee or shareholders individually or jointly holding 5% or more of the Company's shares with voting rights and elected at the general meeting of the Company.

Candidates for Independent non-executive Directors of the Company are nominated by the Board, the Supervisory Committee or shareholders individually or jointly holding 1% or more of the Company's shares with voting rights and elected at the general meeting of the Company.

At the 16th meeting of the fourth session of the Board on 23 March 2007, the Board specifically considered the proposal for change of Directors. As Mr. Tian Peiting and Mr. Zhang Bingju intended to resign from their offices as Directors for work- related reasons, the meeting approved Mr. Chen Bin and Mr. Zhong Tonglin as candidates for Directors of the Company to be submitted to the general meeting for approval. The meeting was presided over by Mr. Cao Peixi as the Chairman and all Directors attended the meeting.

At the Annual General Meeting held on 12 June 2007, the resignations of Mr. Tian Peiting and Mr. Zhang Bingju as Directors were approved and Mr. Chen Bin and Mr. Zhong Tonglin were elected as Directors of the Company.

AUDITORS

During the year ended 31 December 2007, fees charged by KPMG and KPMG Huazhen, the auditors of the Company, amounted to approximately RMB8.5 million for audit services and there was no fees paid for other services. The audit fees were considered by the Audit Committee and the Board and approved at general meeting.

The Audit Committee has resolved to re-appoint KPMG and KPMG Huazhen to conduct the statutory audit for the financial statements for the financial year of 2008 according to IFRS and China Accounting Standards for Business Enterprises (2006) respectively. The resolution was approved by the Board and is subject to the final approval and authorisation by the shareholders at the forthcoming 2007 Annual General Meeting.

INVESTOR RELATIONS

The Company undertakes that it shall make impartial disclosure and full and transparent reporting. The ultimate duty of the Chairman is to ensure effective communication with the investors and the Board's understanding of the opinions from substantial shareholders. In this regard, the Chairman shall meet with the shareholders. The Secretary to the Board is responsible for day-to-day contacts between the Board and substantial shareholders.

The last annual general meeting was held in Beijing on 12 June 2007, at which the Chairman, the chairman of the Audit Committee and the chairman of the Remuneration and Appraisal Committee answered questions. At the general meeting, each matter was put forward in form of a separate proposal and voted by way of poll.

The senior management shall preside over presentations and attend the meetings with institutional investors and financial analysts for intercommunication in respect of the Company's results and business prospects, which is a regular function of investor relations. Investors and the public may access the Company's website to download documents about these meetings. The website also sets out the detailed information on the Company's businesses.

For any inquiry addressed to the Board, shareholder can contact the Secretary to the Board through shareholder hotlines (86531-82366808, 82366095 or 82366096) or by email (hdpi@hdpi.com.cn) or by fax (86531- 82366090), or raise the questions at the annual general meeting or the extraordinary general meeting. Inquiry can also be made through the above means to the Secretary to the Board for procedures concerning convening an annual general meeting or extraordinary general meeting and putting forward a proposal.

By Order of the Board
Cao Peixi
Chairman

Beijing, the PRC
25 March, 2008

To Shareholders,

Since the incorporation of the Company, all members of the Supervisory Committee have performed their duties in strict compliance with the Company Law of the People's Republic of China, the Articles of Association of the Company and the relevant laws and regulations of Hong Kong in order to safeguard the interests of shareholders and the Company.

In 2007, the Supervisory Committee attended the Board of Directors' meetings and major activities of the Company and learned about the development and operating situation of the Company. We are of the opinion that the management has kept its promises and abided by the relevant laws through their significant contribution to the Company's operation, development and production management. We consider that the Company's management has been performing its duties in an effective and appropriate manner and in the ultimate interests of its shareholders.

1. WORK OF THE SUPERVISORY COMMITTEE IN 2007

In 2007, the Supervisory Committee of the Company convened 4 meetings, details of which are as follows:

1. The 9th meeting of the 4th session of the Supervisory Committee was convened on 23 March 2007 at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing. Three Supervisors of the Company attended the meeting and the meeting was lawful and valid. The following resolutions were unanimously passed at the meeting:

   (1) Supervisory Committee Report for 2006 was considered and approved, and was agreed to be presented for approval at the Annual General Meeting of 2006;

   (2) Report of the Final Financial Statements for 2006 which was prepared under the International Financial Reporting Standards and the PRC Accounting Standards and Regulations respectively for the year ended 31 December 2006 was considered and approved, and was agreed to be presented for approval at the Annual General Meeting of 2006;

   (3) Profits Distribution Budget Plan for 2006 was considered and approved, which agreed that the dividend for year 2006 of RMB0.062 per share totaling RMB373,307,220 would be distributed, and such distribution would be presented for approval at the Annual General Meeting of 2006;

   (4) The 2006 Annual Report, Summary of the Annual Report and Results Announcement prepared in accordance with the Listing Rules of Shanghai Stock Exchange and Hong Kong Stock Exchange were considered and approved. The preparation and consideration procedure for the Annual Report was considered to be in compliance with the relevant laws, regulations, Articles of Association of the Company and all stipulations of the Company's internal management system; the content and format of the Annual Report were in compliance with all provisions of China Securities Regulatory Commission, the Shanghai Stock Exchange and the Hong Kong Stock Exchange and the information contained therein can truly reflect the Company's operations, management and financial positions during the year; Before arriving at this opinion, no person participating in preparation and consideration of the Annual Report had any act in breach against the rules of confidentiality.

2. The 10th meeting of the 4th session of Supervisory Committee was convened on 27 April 2007 at the Company's conference room situating at No.14 Jingsan Road, Jinan City, Shandong Province. Supervisors, Feng Lanshui, Li Changxu and Zheng Feixue, attended the meeting, and the meeting was lawful and valid. The following resolutions were unanimously passed at the meeting:

   After hearing the analysis on business operation in the first quarter of 2007, the meeting considered and approved the Company's first Quarterly Report of 2007 prepared in accordance with the Listing Rules of Shanghai Stock Exchange. The preparation of and consideration procedure for the Quarterly Report was considered to be in compliance with the relevant laws, regulations, Articles of Association of the Company and all stipulations of the Company's internal management system; the content and format of the Quarterly Report were in compliance with all provisions of China Securities Regulatory Commission, the Shanghai Stock Exchange and the Hong Kong Stock Exchange and the information contained therein can truly reflect the Company's operations, management and financial positions during the first quarter of the year; Before arriving at this opinion, no person participating in preparation and consideration of the Quarterly Report had any act in breach against the rules of confidentiality. The meeting authorized amendment to be made at discretion and to timely publish the same pursuant to the relevant regulations of the Stock Listing Rules of the Shanghai Stock Exchange and the simultaneous disclosure required by the Hong Kong Stock Exchange.

3. The 11th meeting of the 4th session of Supervisory Committee was convened on 23 August 2007 at Holiday Inn Central Plaza, No.1 Caiyuan Street, Xuanwu District, Beijing. Three Supervisors of the Company attended the meeting and the meeting was lawful and valid. The following resolutions were unanimously passed at the meeting:

   (1) The Interim Financial Report (unaudited) for 2007 which was prepared under the International Financial Reporting Standards and the China Accounting Standards for Business Enterprises (2006) respectively for the reporting period ended 30 June 2007 was considered and approved;

   (2) The 2007 Interim Report, Summary of the Report and Results Announcement prepared in accordance with the Listing Rules of Shanghai Stock Exchange and Hong Kong Stock Exchange were considered and approved. The preparation and consideration procedure for the Interim Report was considered to be in compliance with the relevant laws, regulations, Articles of Association of the Company and all stipulations of the Company's internal management system; the content and format of the Interim Report were in compliance with all provisions of China Securities Regulatory Commission, the Shanghai Stock Exchange and the Hong Kong Stock Exchange and the information contained therein could truly reflect the Company's operations, management and financial positions during the reporting period; Before arriving at this opinion, no person participating in preparation and consideration of the Interim Report had any act in breach against the rules of confidentiality.

4. The 12th meeting of the 4th session of Supervisory Committee was convened on 29 October 2007 at the meeting room of the Company's Beijing office by means of correspondence. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting, and the meeting was lawful and valid. The following resolutions were unanimously passed at the meeting:

   After hearing the analysis on business operation in the third quarter of 2007, the meeting considered and approved the Company's third Quarterly Report of 2007 prepared in accordance with the Listing Rules of Shanghai Stock Exchange. The preparation and consideration procedure for the Quarterly Report was considered to be in compliance with the relevant laws, regulations, Articles of Association of the Company and all stipulations of the Company's internal management system; The content and format of the Quarterly Report were in compliance with all provisions of China Securities Regulatory Commission, the Shanghai Stock Exchange and the Hong Kong Stock Exchange and the information contained therein could truly reflect the Company's operations, management and financial positions during the third quarter of the year; Before arriving at this opinion, no person participating in preparation and consideration of the Quarterly Report had any act in breach against the rules of confidentiality. The meeting authorized amendment to be made at discretion and timely publish the same pursuant to the relevant regulations of the Stock Listing Rules of the Shanghai Stock Exchange and the simultaneous disclosure required by the Hong Kong Stock Exchange.

2. INDEPENDENT OPINION ON THE COMPANY'S OPERATION IN ACCORDANCE WITH THE LAW

The Supervisory Committee has carefully examined the procedures of convening general meetings and Board meetings, resolutions passed at such meetings, implementation of resolutions passed at general meetings by the Board, senior management's performance of its duties and the Company's internal management system, in accordance with relevant PRC laws and regulations.

We consider that the Board has conducted its operations strictly in compliance with the PRC Company Law, PRC Securities Law, the Articles of Association and other relevant laws and regulations; the Directors were diligent and responsible in arriving at reasonable decisions; the Company has established effective management systems and has been proactively improving the internal management system for its growth, the Company's operating activities were all in compliance with provision of laws and regulations. In reviewing the Company's financial standing and examining the directors' and senior management's performance of their duties, the Supervisory Committee did not find any breach of disciplines or rules, or any harm against shareholders' interests.

3. INDEPENDENT OPINION ON REVIEW OF THE COMPANY'S FINANCIAL STANDING

The Supervisory Committee has carefully reviewed the Company's Report of the Final Financial Statements for 2007, 2007 Profit Distribution Plan, 2007 Annual Report, 2007 Unqualified Auditors' Reports prepared by the international auditors and domestic auditors of the Company and other relevant information in respect of the year 2007.

We are of the opinion that the Company's Report of the Final Financial Statements for 2007 were reliable, which objectively reflected the financial standing and operating results of the Company. The Supervisory Committee agreed with the auditors' reports for Company and its 2007 profit distribution plan.

4 INDEPENDENT OPINION ON ACQUISITION AND DISPOSAL OF ASSETS

During the reporting period, the Company had no disposal of assets. We are not aware of any insider dealing activities. No act violating the shareholders' interests or resulting in any loss of assets of the Company was identified.

5. INDEPENDENT OPINION ON THE COMPANY'S CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

During 2007, we consider that the considerations paid by the Company for the acquisition projects were all reasonable and the connected transactions and continuing connected transactions were fair; and the acquisition transactions were in the interests of the Company and shareholders as a whole.

The Supervisory Committee will continue to perform its duties and will proceed with its best endeavours to safeguard the interests of the shareholders. The Supervisory Committee is satisfied with the achievements attained by the Group and has confidence in the prospect of the Group.

Chairman of the Supervisory Committee
Feng Lanshui

Beijing, the PRC
25 March, 2008

CORPORATE INFORMATION

Directors as at the date of the Annual Report:	Cao Peixi *(Chairman, Non-executive Director)* Chen Feihu *(Vice Chairman, Non-executive Director)* Zhu Chongli *(Vice Chairman, Non-executive Director)* Chen Jianhua *(Executive Director)* Peng Xingyu *(Non-executive Director)* Wang Yingli *(Non-executive Director)* Chen Bin *(Non-executive Director)* Zhong Tonglin *(Executive Director)* Zhao Jinghua *(Independent non-executive Director)* Ding Huiping *(Independent non-executive Director)* Wang Chuanshun *(Independent non-executive Director)* Hu Yuanmu *(Independent non-executive Director)*
Legal address	14 Jingsan Road Jinan, Shandong Province The People's Republic of China
Authorized representatives	Chen Jianhua Zhou Lianqing
Company secretary	Zhou Lianqing
Hong Kong share registrar and transfer office	Hong Kong Registrars Limited 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong
Auditors	KPMG Certified Public Accountants 8th Floor, Prince's Building Central Hong Kong
Legal advisers to the Company as to Hong Kong law and United States law	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
as to PRC law	Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing The People's Republic of China

COMPANY PUBLICATIONS

The Company's 2007 Interim and Annual Reports were published in August 2007 and April 2008, respectively. Copies of the interim and annual reports are available for collection at:

PRC

Huadian Power International Corporation Limited
14 Jingsan Road
Jinan, Shandong Province
The People's Republic of China
Tel: (86 531) 8236-6222
Fax: (86 531) 8236-6090

Hong Kong

Wonderful Sky Public Relations
and Financial Consultant Company Limited
Unit 3103, 31st Floor,
Office Tower, Convention Plaza,
1 Harbour Road, Wanchai, Hong Kong
Tel: (852) 2851-1038
Fax: (852) 2815-1352

REPORT OF THE INTERNATIONAL AUDITORS

To the Shareholders of
Huadian Power International Corporation Limited
(Established in The People's Republic of China with limited liability)

We have audited the consolidated financial statements of Huadian Power International Corporation Limited (the "Company") set out on pages 71 to 164 which comprise the consolidated and Company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated and Company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

25 March 2008

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB'000	2006 (restated) RMB'000
Turnover	4	**20,341,122**	14,699,964
Operating expenses			
Coal consumption		**(11,561,076)**	(7,860,230)
Depreciation and amortisation		**(2,857,760)**	(1,896,218)
Major overhaul expenses		**(331,967)**	(262,271)
Repairs and maintenance		**(286,712)**	(179,074)
Personnel costs	5	**(1,150,571)**	(1,266,739)
Administration expenses		**(649,611)**	(569,912)
Sales related taxes	6	**(205,666)**	(155,637)
Other operating expenses		**(343,995)**	(328,659)
		(17,387,358)	(12,518,740)
Operating profit		**2,953,764**	2,181,224
Investment income		**—**	3,140
Other net income		**87,847**	47,995
Net finance costs	7	**(1,381,912)**	(454,748)
Share of profits less losses of associates		**84,187**	39,683
Share of profit less loss of a jointly controlled entity		**45,681**	62,118
Profit before taxation	8	**1,789,567**	1,879,412
Income tax	11(a)	**(269,102)**	(520,469)
Profit for the year		**1,520,465**	1,358,943

CONSOLIDATED INCOME STATEMENT *(continued)*

For the year ended 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB'000	2006 (restated) RMB'000
Attributable to:			
Equity shareholders of the Company		**1,196,860**	1,201,201
Minority interests		**323,605**	157,742
Profit for the year		**1,520,465**	1,358,943
Dividends payable to equity shareholders of the Company attributable to the year:			
Final dividend proposed after the balance sheet date	12(a)	**373,307**	373,307
Basic and diluted earnings per share	13	**RMB0.199**	RMB0.199

The notes on pages 82 to 164 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB'000	2006 (restated) RMB'000
Non-current assets			
Property, plant and equipment	14(a)	**52,434,812**	36,047,950
Construction in progress	15	**6,062,608**	11,499,163
Lease prepayments	16	**880,850**	895,275
Intangible assets	17	**44,431**	44,431
Interest in associates	19	**1,700,821**	1,486,041
Interest in a jointly controlled entity	20	**218,228**	210,481
Other investments	21	**145,539**	135,539
Investment deposit	22	**—**	15,250
Deferred tax assets	29	**76,184**	44,946
		61,563,473	50,379,076
Current assets			
Inventories	23	**649,780**	730,941
Deposits, other receivables and prepayments		**367,749**	110,481
Trade debtors and bills receivable	24	**1,962,311**	1,526,219
Tax recoverable	11(b)	**16,868**	14,389
Restricted deposits	25	**19,950**	316,058
Cash and cash equivalents	26	**1,373,289**	962,183
		4,389,947	3,660,271
Current liabilities			
Bank loans	27(a)	**9,360,707**	10,804,955
Loans from shareholders	27(b)	**—**	51,000
Current portion of state loans	27(c)	**10,095**	10,005
Other loans	27(d)	**1,873,362**	1,498,020
Short-term debenture payables	27(e)	**3,985,759**	—
Amount due to holding company		**16,080**	10,415
Trade creditors and bills payable	28	**6,486,646**	4,457,324
Other payables		**2,380,865**	1,701,618
Tax payable	11(b)	**107,686**	88,792
		24,221,200	18,622,129
Net current liabilities		**(19,831,253)**	(14,961,858)
Total assets less current liabilities carried forward		**41,732,220**	35,417,218

CONSOLIDATED BALANCE SHEET *(continued)*

As at 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB'000	2006 (restated) RMB'000
Total assets less current liabilities brought forward		**41,732,220**	35,417,218
Non-current liabilities			
Bank loans	27(a)	**20,620,128**	16,455,447
Loans from shareholders	27(b)	**1,235,000**	1,235,000
State loans	27(c)	**60,732**	74,424
Other loans	27(d)	**635,640**	831,055
Deferred government grants		**214,988**	203,880
Deferred income	30	**81,163**	—
Deferred tax liabilities	29	**741,887**	769,509
		23,589,538	19,569,315
NET ASSETS		**18,142,682**	15,847,903
CAPITAL AND RESERVES			
Share capital	31(a)	**6,021,084**	6,021,084
Reserves		**8,278,735**	7,455,182
Total equity attributable to equity shareholders of the Company		**14,299,819**	13,476,266
Minority interests		**3,842,863**	2,371,637
TOTAL EQUITY		**18,142,682**	15,847,903

Approved and authorised for issue by the Board of Directors on 25 March 2008

Chen Jianhua
Director

Zhong Tonglin
Director

The notes on pages 82 to 164 form part of these financial statements.

BALANCE SHEET

As at 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB'000	2006 RMB'000
Non-current assets			
Property, plant and equipment	14(b)	**9,921,153**	14,800,855
Construction in progress	15	**981,756**	2,244,303
Lease prepayments	16	**178,905**	224,719
Intangible assets	17	**45,457**	45,457
Interest in subsidiaries	18	**7,532,488**	3,934,350
Interest in associates	19	**1,552,033**	1,408,033
Interest in a jointly controlled entity	20	**142,800**	142,800
Other investments	21	**140,539**	130,539
Investment deposit	22	**—**	15,250
Deferred tax assets	29	**—**	35,043
		20,495,131	22,981,349
Current assets			
Inventories	23	**195,283**	299,032
Amounts due from subsidiaries		**31,262**	283,717
Deposits, other receivables and prepayments		**228,822**	63,540
Trade debtors and bills receivable	24	**62,406**	530,690
Restricted deposits	25	**—**	319
Cash and cash equivalents	26	**1,077,873**	576,670
		1,595,646	1,753,968
Current liabilities			
Bank loans	27(a)	**2,064,436**	5,406,832
Current portion of state loans	27(c)	**10,095**	10,005
Other loans	27(d)	**50,000**	550,000
Short-term debenture payables	27(e)	**3,985,759**	—
Amount due to holding company		**8,675**	—
Amounts due to subsidiaries		**369,857**	375,639
Trade creditors and bills payable	28	**1,021,375**	1,711,025
Other payables		**285,427**	534,309
Tax payable	11(b)	**97,237**	68,659
		7,892,861	8,656,469
Net current liabilities		**(6,297,215)**	(6,902,501)
Total assets less current liabilities carried forward		**14,197,916**	16,078,848

BALANCE SHEET *(continued)*

As at 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB'000	2006 RMB'000
Total assets less current liabilities brought forward		**14,197,916**	16,078,848
Non-current liabilities			
Bank loans	27(a)	**730,460**	2,776,880
Loans from shareholders	27(b)	**585,000**	585,000
State loans	27(c)	**53,232**	66,924
Other loans	27(d)	**—**	298,037
Deferred government grants		**89,870**	95,080
Deferred tax liabilities	29	**41,054**	—
		1,499,616	3,821,921
NET ASSETS		**12,698,300**	12,256,927
CAPITAL AND RESERVES			
Share capital	31(a)	**6,021,084**	6,021,084
Reserves		**6,677,216**	6,235,843
TOTAL EQUITY		**12,698,300**	12,256,927

Approved and authorised for issue by the Board of Directors on 25 March 2008

Chen Jianhua
Director

Zhong Tonglin
Director

The notes on pages 82 to 164 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company									
	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Revaluation reserve	Retained profits	Total	Minority interests	Total equity
	RMB'000 (note 31 (a))	RMB'000 (note 31 (b)(i))	RMB'000 (note 31 (b)(ii))	RMB'000 (note 31 (b)(iii))	RMB'000	RMB'000 (note 31 (b)(iv))	RMB'000 (note 31 (b)(v))	RMB'000	RMB'000	RMB'000
Balance at 1 January 2006	6,021,084	1,897,919	962,219	379,434	68,089	—	3,292,964	12,621,709	1,040,707	13,662,416
Transfer to statutory surplus reserve	—	—	379,434	(379,434)	—	—	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	44,726	—	44,726	694,835	739,561
Disposal of subsidiary	—	—	—	—	—	—	—	—	(7,887)	(7,887)
Acquisition of minority interests	—	—	—	—	—	—	—	—	(90,780)	(90,780)
Capital injection from minority shareholders to subsidiaries	—	—	—	—	—	—	—	—	588,358	588,358
Profit for the year	—	—	—	—	—	—	1,201,201	1,201,201	157,742	1,358,943
Appropriations	—	—	112,189	—	—	—	(112,189)	—	—	—
Dividends approved for equity shareholders of the Company	—	—	—	—	—	—	(391,370)	(391,370)	—	(391,370)
Dividends approved for minority equity shareholders of subsidiaries	—	—	—	—	—	—	—	—	(11,338)	(11,338)
Balance at 31 December 2006	6,021,084	1,897,919	1,453,842	—	68,089	44,726	3,990,606	13,476,266	2,371,637	15,847,903

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(continued)*

For the year ended 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company									
	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Revaluation reserve	Retained profits	Total	Minority interests	Total equity
	RMB'000 (note 31 (a))	RMB'000 (note 31 (b)(i))	RMB'000 (note 31 (b)(ii))	RMB'000 (note 31 (b)(iii))	RMB'000	RMB'000 (note 31 (b)(iv))	RMB'000 (note 31 (b)(v))	RMB'000	RMB'000	RMB'000
Balance at 1 January 2007	6,021,084	1,897,919	1,453,842	—	68,089	44,726	3,990,606	13,476,266	2,371,637	15,847,903
Capital injection from minority shareholders to subsidiaries	—	—	—	—	—	—	—	—	1,161,139	1,161,139
Profit for the year	—	—	—	—	—	—	1,196,860	1,196,860	323,605	1,520,465
Appropriations	—	—	(49,322)	—	—	—	49,322	—	—	—
Dividends approved for equity shareholders of the Company	—	—	—	—	—	—	(373,307)	(373,307)	—	(373,307)
Dividends approved for minority equity shareholders of subsidiaries	—	—	—	—	—	—	—	—	(13,518)	(13,518)
Balance at 31 December 2007	6,021,084	1,897,919	1,404,520	—	68,089	44,726	4,863,481	14,299,819	3,842,863	18,142,682

The notes on pages 82 to 164 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Retained profits	Total equity
	RMB'000 (note 31 (a))	*RMB'000* (note 31 (b)(i))	*RMB'000* (note 31 (b)(ii))	*RMB'000* (note 31 (b)(iii))	*RMB'000*	*RMB'000* (note 31 (b)(v))	*RMB'000*
Balance at 1 January 2006	6,021,084	1,897,919	962,219	379,434	68,089	2,544,747	11,873,492
Transfer to statutory surplus reserves	—	—	379,434	(379,434)	—	—	—
Profit for the year	—	—	—	—	—	774,805	774,805
Appropriations	—	—	112,189	—	—	(112,189)	—
Dividends approved	—	—	—	—	—	(391,370)	(391,370)
Balance at 31 December 2006	6,021,084	1,897,919	1,453,842	—	68,089	2,815,993	12,256,927
Balance at 1 January 2007	6,021,084	1,897,919	1,453,842	—	68,089	2,815,993	12,256,927
Profit for the year	—	—	—	—	—	814,680	814,680
Appropriations	—	—	(49,322)	—	—	49,322	—
Dividends approved	—	—	—	—	—	(373,307)	(373,307)
Balance at 31 December 2007	6,021,084	1,897,919	1,404,520	—	68,089	3,306,688	12,698,300

The notes on pages 82 to 164 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2007**	2006 (restated)
		RMB'000	*RMB'000*
Operating activities			
Cash received from customers and others		**19,943,693**	14,764,087
Cash paid to suppliers, employees and others		**(14,385,710)**	(10,784,602)
Cash generated from operations		**5,557,983**	3,979,485
Interest paid		**(1,887,121)**	(1,213,431)
Enterprise income tax paid		**(316,131)**	(474,665)
Net cash from operating activities		**3,354,731**	2,291,389
Investing activities			
Acquisition of property, plant and equipment and construction in progress		**(10,210,541)**	(12,635,848)
Proceeds from sale of property, plant and equipment		**1,168**	76,002
Proceeds from sales of other investment		**—**	84,761
Lease prepayments paid		**(9,942)**	(423,797)
Acquisition of a subsidiary, net of cash acquired	34(a)	**44,871**	61,683
Disposal of subsidiaries, net of cash disposed	34(b)	**—**	(4,307)
Increase / (decrease) in amount due to holding company		**—**	(33,000)
Acquisition of minority interests		**—**	(90,780)
Increase in investment deposits		**—**	(15,250)
Investment in a jointly controlled entity		**—**	(57,200)
Acquisition of associates		**—**	(462,360)
Capital injection in associates		**(148,410)**	(160,000)
Capital injection in other investment		**(10,000)**	(26,600)
Interest received		**13,860**	21,084
Collection of designated loan		**100,000**	—
Dividends received		**55,749**	17,053
Net cash used in investing activities		**(10,163,245)**	(13,648,559)

CONSOLIDATED CASH FLOW STATEMENT *(continued)*

For the year ended 31 December 2007
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2007 RMB'000	2006 (restated) RMB'000
Financing activities			
Proceeds from borrowings		**28,781,304**	27,184,690
Proceeds from government grants		**22,818**	67,380
Repayment of borrowings		**(22,567,831)**	(16,068,653)
Proceeds from bank acceptance bills receivable discounted		**1,062,541**	460,000
Repayment of bank acceptance bills payable		**(1,056,411)**	—
Capital injection from minority equity shareholders to subsidiaries		**1,159,578**	585,262
Dividends paid to equity shareholders of the Company		**(373,307)**	(391,370)
Dividends paid to minority equity shareholders of subsidiaries		**(7,497)**	(18,196)
Decrease/(increase) in restricted deposits		**296,108**	(316,058)
Other cash paid relating to financing activities		**(97,683)**	(10,839)
Net cash from financing activities		**7,219,620**	11,492,216
Net increase in cash and cash equivalents		**411,106**	135,046
Cash and cash equivalents at beginning of the year		**962,183**	827,137
Cash and cash equivalents at end of the year	26	**1,373,289**	962,183

The notes on pages 82 to 164 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Huadian Power International Corporation Limited (the "Company") was established in the People's Republic of China (the "PRC") on 28 June 1994 as a joint stock limited company.

The Company and its subsidiaries (the "Group") are principally engaged in the generation of electricity and heat. All electricity generated is supplied to the provincial grid companies where the power plants are located.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2007. Note 3(b) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2007 comprise the Group and its interest in associates and a jointly controlled entity.

The financial statements are prepared on the historical cost basis except that the derivative financial instruments are stated at their fair value (see note 2(r)).

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of preparation of the financial statements *(continued)*

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgement made by management in the application of IFRSs that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the next year are disclosed in note 38.

(c) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same may as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(j)).

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's or the joint controlled entity's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (see notes 2(g) and (j)).

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investment in associates and jointly controlled entities are stated at cost less impairment losses (see note 2(j)).

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Minority interests

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 2(n) or (p) depending on the nature of the liability.

(f) Other investments in equity securities

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(j)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(j)). In respect of associates or jointly controlled entity, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(h) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(j)).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate, where relevant, of the cost of dismantling and removing the items and restoring the site on which they are located and an appropriate proportion of borrowing costs (see note 2(x)).

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodies within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated useful residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	15 - 35 years
Generators and related machinery and equipment	5 - 20 years
Motor vehicles, furniture, fixtures, equipment and others	5 - 10 years

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(h) Property, plant and equipment *(continued)*

When parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(i) Construction in progress

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment, less impairment losses (see note 2(j)).

The costs of construction in progress are transferred to property, plant and equipment and depreciation will be provided at the appropriate rates specified in note 2(h) above when the relevant assets are completed and ready for their intended use.

(j) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities (other than investments in subsidiaries, associates and jointly controlled entity: see note 2(j)(ii)) and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

— significant financial difficulty of the debtor;

— a breach of contract, such as a default or delinquency in interest or principal payments;

— it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

— significant changes in the technological, market, economic or legal environment that have on adverse effect on the debtor; and

— a significant or prolonged decline in the fair value of an investment in an equity investment below its cost.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Impairment of assets *(continued)*

(i) Impairment of investments in equity securities and receivables *(continued)*

If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at cost or amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors and bills receivable included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and bills receivable directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Impairment of assets *(continued)*

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment;

— construction in progress;

— lease prepayments;

— interest in subsidiaries, associates and jointly controlled entity; and

— goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Impairment of assets *(continued)*

(ii) Impairment of other assets *(continued)*

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the listing of securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would be at the end of the financial year (see note 2(j)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill and unquoted securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(k) Lease prepayments

Lease prepayments represent cost of land use rights paid to the PRC's Land Bureau. Lease prepayments are carried at amortised cost less impairment losses (see note 2(j)). Amortisation is charged to profit or loss from the date of initial recognition on a straight-line basis over the respective periods of the rights which mainly range from 15 years to 50 years.

(l) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by the power plants, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the month-end weighted average basis. The cost of materials, components and spare parts is calculated on a weighted average basis.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Trade and other receivables

Trade and other receivables are stated initially at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(j)), unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for impairment of doubtful debts.

(n) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(o) Short-term debentures

Short-term debentures are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, short-term debentures are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the debentures, using the effective interest method.

(p) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(r) Derivative financial instruments

The Group enters into certain foreign currency forward contracts that are not designated as hedges for accounting purposes. The foreign currency forward contracts relate to exposures of the Group's US dollar loans. The fair value movements of the foreign currency forward contracts and the retranslation of the underlying exposure are recorded in profit or loss and largely offset. At each balance sheet date, the fair value is remeasured and any gain or loss on remeasurement to fair value is charged immediately to profit or loss.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(s) Financial guarantees issued and provisions

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(s)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the group under the guarantee, and (ii) the amount of that claim on the group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(t) Revenue recognition

(i) Electricity income

Electricity income is recognised when electricity is supplied to the provincial grid companies.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

(iii) Dividend income

Dividend income from unlisted equity securities is recognised when the shareholder's right to receive payment is established.

(iv) Interest income

Interest income is recognised as it accrues using the effective interest method.

(v) Government grants

A conditional government grant is recognised in the balance sheet initially when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deferred and consequently are recognised in profit or loss as revenue on a systematic basis over the useful life of the asset.

(u) Major overhauls, repairs and maintenance

Expenditure on major overhauls, repairs and maintenance is charged to profit or loss as it is incurred.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(v) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Foreign currency translation differences relating to funds borrowed relevant to construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period (see note 2(i)). All other exchange differences are dealt with in profit or loss.

(w) Income tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(x) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(y) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term.

(z) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(aa) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(bb) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(bb) Related parties *(continued)*

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(cc) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the PRC and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Group's generation and sale of electricity activities. There is no other geographical or business with segment assets equal to or greater than 10 per cent of the Group's total assets.

(dd) Dividends

Dividends are recognised as a liability in the period in which they are declared.

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(a) In prior years, investment in jointly controlled entity was accounted for under proportionate consolidation method for consolidated financial statements prepared under IFRS and the People's Republic of China ("PRC") Accounting Standards and Regulations. Effective from 1 January 2007, the Group adopted the new China Accounting Standards for Business Enterprises ("CAS") (2006) for the preparation of PRC financial statements and changed its accounting policy to the equity method for the investment in jointly controlled entity in accordance with CAS 2 "Long-term equity investments".

In order to avoid confusion and to harmonise with existing CAS (2006), the directors believe that the adoption of the equity method could provide more relevant information about the Group's financial position. As a result, the Group has adopted the equity method, which is permitted under IAS 31 Interests in joint ventures, to account for investment in jointly controlled entity for consolidated financial statements prepared under IFRS with effect from 1 January 2007.

The change in accounting policy has been adopted retrospectively but there is no effect on the opening net assets, retained profits nor the profit or loss for the periods presented. The adoption of the equity method only resulted in a reclassification of the accounting captions and the effects to the Group's consolidated financial statements are set out below:

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(continued)

(a) *(continued)*

(i) Restatement of prior periods and opening balances

Consolidated income statement for the year ended 31 December 2006:

	2006 (as previously reported)	Effect of new policy (increase/ (decrease) in profit for the year)	2006 (as restated)
	RMB'000	*RMB'000*	*RMB'000*
Turnover	15,130,927	(430,963)	14,699,964
Operating expenses			
Coal consumption	(8,061,590)	201,360	(7,860,230)
Depreciation and amortisation	(1,952,158)	55,940	(1,896,218)
Major overhaul expenses	(267,582)	5,311	(262,271)
Repairs and maintenance	(185,951)	6,877	(179,074)
Personnel costs	(1,293,937)	27,198	(1,266,739)
Administrative expenses	(584,217)	14,305	(569,912)
Sales related taxes	(157,719)	2,082	(155,637)
Other operating expenses	(331,905)	3,246	(328,659)
	(12,835,059)	316,319	(12,518,740)
Operating profit	2,295,868	(114,644)	2,181,224
Investment income	3,140	—	3,140
Other net income	47,023	972	47,995
Net finance costs	(503,794)	49,046	(454,748)
Share of profits less losses of associates	39,683	—	39,683
Share of profit less loss of a jointly controlled entity	—	62,118	62,118
Profit before taxation	1,881,920	(2,508)	1,879,412
Income tax	(522,977)	2,508	(520,469)
Profit for the year	1,358,943	—	1,358,943
Basic and diluted earnings per share	RMB0.199	—	RMB0.199

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(continued)

(a) *(continued)*

(i) Restatement of prior periods and opening balances *(continued)*

Consolidated balance sheet as at 31 December 2006:

	2006 (as previously reported)	Effect of new policy (increase/ (decrease) in net assets)	2006 (as restated)
	RMB'000	*RMB'000*	*RMB'000*
Non-current assets			
Property, plant and equipment	37,046,206	(998,256)	36,047,950
Interest in a joint controlled entity	—	210,481	210,481
Other non-current assets	14,120,645	—	14,120,645
	51,166,851	(787,775)	50,379,076
Current assets			
Inventories	748,511	(17,570)	730,941
Deposits, other receivables and prepayments	111,258	(777)	110,481
Trade debtors and bills receivable	1,575,104	(48,885)	1,526,219
Tax recoverable	16,164	(1,775)	14,389
Restricted deposits	316,058	—	316,058
Cash and cash equivalents	967,922	(5,739)	962,183
	3,735,017	(74,746)	3,660,271
Current liabilities			
Bank loans	(10,864,955)	60,000	(10,804,955)
Other loans	(1,575,520)	77,500	(1,498,020)
Trade creditors and bills payable	(4,508,415)	51,091	(4,457,324)
Other payables	(1,713,570)	11,952	(1,701,618)
Other current liabilities	(160,212)	—	(160,212)
	(18,822,672)	200,543	(18,622,129)
Net current liabilities	(15,087,655)	125,797	(14,961,858)
Total assets less current liabilities carried forward	36,079,196	(661,978)	35,417,218

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(a) *(continued)*

(i) Restatement of prior periods and opening balances *(continued)*

Consolidated balance sheet as at 31 December 2006: *(continued)*

	2006 (as previously reported)	Effect of new policy (increase/ (decrease) in net assets)	2006 (as restated)
	RMB'000	*RMB'000*	*RMB'000*
Total assets less current liabilities brought forward	36,079,196	(661,978)	35,417,218
Non-current liabilities			
Bank loans	(17,005,947)	550,500	(16,455,447)
Loans from shareholders	(1,335,000)	100,000	(1,235,000)
Deferred tax liabilities	(780,987)	11,478	(769,509)
Other non-current liabilities	(1,109,359)	—	(1,109,359)
	(20,231,293)	661,978	(19,569,315)
NET ASSETS	15,847,903	—	15,847,903
CAPITAL AND RESERVES			
Attributable to equity shareholders of the Company	13,476,266	—	13,476,266
Attributable to minority interests	2,371,637	—	2,371,637
TOTAL EQUITY	15,847,903	—	15,847,903

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(a) *(continued)*

(i) Restatement of prior periods and opening balances *(continued)*

Consolidated cash flow statement for the year ended 31 December 2006:

	2006 (as previously reported)	Effect of new policy (increase/ (decrease))	2006 (as restated)
	RMB'000	*RMB'000*	*RMB'000*
Operating activities			
Cash received from customers and others	15,085,200	(321,113)	14,764,087
Cash paid to suppliers, employees and others	(10,961,578)	176,976	(10,784,602)
Cash generated from operations	4,123,622	(144,137)	3,979,485
Interest paid	(1,263,088)	49,657	(1,213,431)
Enterprise income tax paid	(474,665)	—	(474,665)
Net cash from operating activities	2,385,869	(94,480)	2,291,389
Investing activities			
Acquisition of property, plant and equipment and construction in progress	(12,702,225)	66,377	(12,635,848)
Acquisition of a subsidiary net of cash acquired	45,649	16,034	61,683
Investment in a jointly controlled entity	—	(57,200)	(57,200)
Interest received	21,697	(613)	21,084
Dividend received	4,405	12,648	17,053
Other movements	(1,055,331)	—	(1,055,331)
Net cash used in investing activities	(13,685,805)	37,246	(13,648,559)

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(a) *(continued)*

(i) Restatement of prior periods and opening balances *(continued)*

Consolidated cash flow statement for the year ended 31 December 2006: *(continued)*

	2006 (as previously reported)	Effect of new policy (increase/ (decrease))	2006 (as restated)
	RMB'000	*RMB'000*	*RMB'000*
Financing activities			
Proceeds from borrowings	27,282,190	(97,500)	27,184,690
Repayment of borrowings	(16,236,153)	167,500	(16,068,653)
Other movements	376,179	—	376,179
Net cash from financing activities	11,422,216	70,000	11,492,216
Net increase in cash and cash equivalents	122,280	12,766	135,046
Cash and cash equivalent at beginning of the year	845,642	(18,505)	827,137
Cash and cash equivalent at the end of the year	967,922	(5,739)	962,183

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(continued)

(a) *(continued)*

(ii) Estimated effect of changes in accounting policies on the current period

The following tables provide estimates of the extent to which each of the line items in the consolidated income statement, balance sheet and cash flow statement for the year ended 31 December 2007 is higher or lower than it would have been had the previous policy still been applied in the year, where it is practicable to make such estimates.

Estimated effect on the consolidated income statement for the year ended 31 December 2007:

	Effect of new policy (increase/(decrease) in profit for the year)
	RMB'000
Turnover	389,877
Operating expenses	
Coal consumption	(176,011)
Depreciation and amortisation	(56,645)
Major overhaul expenses	(10,748)
Repairs and maintenance	(5,678)
Personnel costs	(20,772)
Administrative expenses	(21,265)
Sales related taxes	(1,913)
Other operating expenses	(2,320)
	(295,352)
Operating profit	94,525
Investment income	—
Other net income	1,868
Net finance costs	(47,944)
Share of profits less losses of associates	—
Share of profit less loss of a jointly controlled entity	(45,681)
Profit before taxation	2,768
Income tax	(2,768)
Profit for the year	—
Basic and diluted earnings per share	—

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(continued)

(a) *(continued)*

(ii) Estimated effect of changes in accounting policies on the current period *(continued)*

Estimated effect on the consolidated balance sheet as at 31 December 2007:

	Effect of new policy (increase/(decrease) in net assets)
	RMB'000
Non-current assets	
Property, plant and equipment	948,692
Construction in progress	10,660
Interest in a joint controlled entity	(218,228)
	741,124
Current assets	
Inventories	15,017
Deposits, other receivables and prepayments	239
Trade debtors and bills receivable	38,797
Tax recoverable	1,775
Cash and cash equivalents	6,832
	62,660
Current liabilities	
Bank loans	25,000
Other loans	12,500
Trade creditors and bills payable	38,010
Other payables	11,528
	87,038
Net current liabilities	(24,378)
Total assets less current liabilities carried forward	716,746

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(continued)

(a) *(continued)*

(ii) Estimated effect of changes in accounting policies on the current period *(continued)*

Estimated effect on the consolidated balance sheet as at 31 December 2007: *(continued)*

	Effect of new policy (increase/(decrease) in net assets)
	RMB'000
Total assets less current liabilities brought forward	**716,746**
Non-current liabilities	
Bank loans	602,500
Loans from shareholders	100,000
Deferred tax liabilities	14,246
	716,746
NET ASSETS	—
CAPITAL AND RESERVES	
Attributable to equity shareholders of the Company	—
Attributable to minority interests	—
TOTAL EQUITY	—

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(a) *(continued)*

(ii) Estimated effect of changes in accounting policies on the current period *(continued)*

Estimated effect on the consolidated cash flow statement for the year ended 31 December 2007:

	Effect of new policy (increase/(decrease))
	RMB'000
Operating activities	
Cash received from customers and others	284,210
Cash paid to suppliers, employees and others	(128,306)
Cash generated from operations	155,904
Interest paid	(48,412)
Net cash from operating activities	107,492
Investing activities	
Acquisition of property, plant and equipment and construction in progress	(20,794)
Interest received	325
Dividends received	(37,931)
Net cash used in investing activities	(58,400)
Financing activities	
Proceeds from borrowings	115,500
Repayment of borrowings	(163,500)
Net cash from financing activities	(48,000)
Net increase in cash and cash equivalents	1,092

3 CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(continued)

(b) The IASB has issued a number of new and revised IFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these development. However, as a result of the adoption of IFRS 7, Financial instruments, Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of IFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in note 37.

The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 31(d).

Both IFRS 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial instruments

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 42).

(c) Changes in accounting estimates

Pursuant to the State policy of energy saving and pollutant reduction, the Group carried out a review of the estimated useful lives of certain generators. As a result, the estimated useful lives of these generators have been decreased.

The effect on depreciation expense, recognised in cost of sales, in current and future periods is as follows:

	2007	2008	2009	Subsequent years
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Increase/(decrease) in depreciation	**150,027**	(32,762)	(32,762)	(84,503)

4 TURNOVER

Turnover represents the sale of electricity and heat, net of value added tax ("VAT").

Major components of the Group's turnover are as follows:

	2007	2006 (restated)
	RMB'000	*RMB'000*
Sale of electricity	**20,008,797**	14,404,109
Sale of heat	**332,325**	295,855
	20,341,122	14,699,964

5 PERSONNEL COSTS

	2007	2006 (restated)
	RMB'000	*RMB'000*
Wages, welfare and other benefits	**710,578**	898,046
Retirement costs *(note 33)*	**185,956**	167,907
Other staff costs	**254,037**	200,786
	1,150,571	1,266,739

6 SALES RELATED TAXES

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 1-7% and 3-5% (2006: 1-7% and 3-4%), respectively, of net VAT payable.

7 NET FINANCE COSTS

	2007	2006 (restated)
	RMB'000	*RMB'000*
Interest on bank advances and other loans repayable within five years	**1,358,210**	1,278,395
Interest on other loans repayable after five years	**705,181**	40,317
Less: Interest capitalised	**(583,027)**	(799,050)
	1,480,364	519,662
Less: Interest income	**(9,759)**	(8,142)
Net foreign exchange gain	**(99,325)**	(49,162)
Net loss/(gain) on derivative financial instruments	**10,632**	(7,610)
	1,381,912	454,748

The interest costs have been capitalised at an average rate of 5.60% per annum (2006: 5.40%) for construction in progress.

8 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

	2007	2006 (restated)
	RMB'000	*RMB'000*
Amortisation of lease prepayments	**24,367**	31,501
Auditors' remuneration		
— audit service	**8,500**	7,139
— other services	**5,784**	600
Cost of inventories	**12,285,766**	8,440,649
Depreciation	**2,833,393**	1,864,717
Government grants	**(11,710)**	(1,200)
Loss on disposal of property, plant and equipment	**4,759**	12,092
Impairment losses on trade and other receivables	**3,654**	1,555
Provision for / (reversal of) stock obsolescence	**3,756**	(817)
Operating lease charges in respect of land and buildings	**31,071**	38,341
Research and development costs	**13,406**	3,608
Share of associates' taxation	**12,817**	1,420

9 DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	Directors' and supervisors' fees	Salaries, allowances and benefits in kind	Retirement benefits	Bonuses	2007 Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Directors					
Cao Peixi	—	—	—	—	—
He Gong	—	—	—	—	—
Chen Feihu	—	—	—	—	—
Zhu Chongli	—	—	—	—	—
Chen Jianhua	—	243	69	480	792
Tian Peiting	—	112	18	216	346
Wang Yingli	—	—	—	—	—
Zhang Bingju	—	—	—	—	—
Peng Xingyu	—	—	—	—	—
Chen Bin	—	—	—	—	—
Zhong Tonglin	—	243	63	480	786
Independent non-executive directors					
Ding Huiping	—	60	—	—	60
Zhao Jinghua	—	60	—	—	60
Hu Yuanmu	—	60	—	—	60
Wang Chuanshun	—	60	—	—	60
Supervisors					
Feng Lanshui	—	—	—	—	—
Zheng Feixue	—	130	41	239	410
Li Changxu	—	—	—	—	—
	—	968	191	1,415	2,574

9 DIRECTORS' AND SUPERVISORS' EMOLUMENTS *(continued)*

	Directors' and supervisors' fees	Salaries, allowances and benefits in kind	Retirement benefits	Bonuses	2006 Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Directors					
He Gong	—	—	—	—	—
Chen Feihu	—	—	—	—	—
Zhu Chongli	—	—	—	—	—
Chen Jianhua	—	234	23	478	735
Tian Peiting	—	234	23	478	735
Wang Yingli	—	—	—	—	—
Zhang Bingju	—	—	—	—	—
Peng Xingyu	—	—	—	—	—
Independent non-executive directors					
Ding Huiping	—	50	—	—	50
Zhao Jinghua	—	50	—	—	50
Hu Yuanmu	—	50	—	—	50
Wang Chuanshun	—	50	—	—	50
Supervisors					
Feng Lanshui	—	—	—	—	—
Zheng Feixue	—	151	23	242	416
Li Changxu	—	—	—	—	—
	—	819	69	1,198	2,086

10 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, two (2006: two) are directors whose emoluments are disclosed in note 9. The aggregate of the emoluments of the remaining three highest paid individuals (2006: three) is as follows:

	2007 *RMB'000*	2006 *RMB'000*
Salaries and other emoluments	**573**	595
Retirement benefits	**165**	69
Bonuses	**1,134**	1,221
	1,872	1,885

The emoluments of the three (2006: three) individuals with the highest emoluments are within the following bands:

	2007 Number of individuals	2006 Number of individuals
RMB Nil — RMB1,000,000	**3**	3

11 INCOME TAX

(a) Taxation in the consolidated income statement represents:

	2007	2006 (restated)
	RMB'000	*RMB'000*
Current tax		
Charge for PRC enterprise income tax for the year	**328,688**	436,171
Under-provision in respect of previous years	**3,858**	1,541
	332,546	437,712
Deferred tax *(note 29)*		
Origination and reversal of temporary differences	**140,826**	82,757
Reduction in tax rate *(note (iii))*	**(204,270)**	—
Total income tax expense in the consolidated income statement	**269,102**	520,469

Reconciliation of effective tax rate:

	2007	2006 (restated)
	RMB'000	*RMB'000*
Profit before taxation	**1,789,574**	1,879,412
Notional PRC enterprise income tax expense at a statutory tax rate of 33%	**590,559**	620,207
Non-deductible expenses	**7,637**	2,577
Non-taxable income	**(36,809)**	(46,943)
Differential tax rate on subsidiaries' income	**(45,318)**	(25,071)
Tax credit *(note (ii))*	**(46,555)**	(31,842)
Reduction in tax rate *(note (iii))*	**(204,270)**	—
Under-provision in respect of previous years	**3,858**	1,541
	269,102	520,469

11 INCOME TAX *(continued)*

(a) Taxation in the consolidated income statement represents: *(continued)*

Notes:

(i) *The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (2006: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations, except for certain subsidiaries of the Company, which are tax exempted or taxed at a preferential rate of 15%.*

(ii) *Pursuant to CaiShuiZi [1999] No.290 issued by the Ministry of Finance and the State Administration of Taxation, tax credit is granted for purchases of domestic equipments. The tax credit is calculated as 40% of the current year's purchase amount of domestic equipments for production use, but is limited to the increase in enterprise income tax of the year of purchase from the preceding year.*

(iii) *On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a single uniform income tax rate of 25% for most enterprises. According to the New Tax Law, except for a subsidiary of the Company which enjoys a preferential rate of 15% until 2010 and a subsidiary of the Company which is entitled to a tax holiday until 2009 followed by two year of 50% reduction in income tax payable, the Group's applicable income tax rate is changed from 33% to 25% from 1 January 2008. Deferred tax income of RMB204,270,000 has been adjusted based on the tax rate that is expected to apply to the period when the deferred tax asset is realised or the deferred tax liability is settled.*

(b) Income tax in the balance sheets represents:

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Charge for PRC enterprise income tax for the year	**328,688**	436,171	**241,650**	349,769
Payments made relating to the current year	**(237,870)**	(361,768)	**(144,413)**	(281,110)
PRC enterprise income tax payable (net)	**90,818**	74,403	**97,237**	68,659
Representing:				
Tax payable	**107,686**	88,792	**97,237**	68,659
Tax recoverable	**(16,868)**	(14,389)	**—**	—
	90,818	74,403	**97,237**	68,659

12 DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2007	2006
	RMB'000	*RMB'000*
Final dividend proposed after balance sheet date of RMB0.062 per share (2006: RMB0.062 per share)	**373,307**	373,307

Pursuant to a resolution passed at the Directors' meeting held on 25 March 2008, a final dividend of RMB0.062 per share totalling approximately RMB373,307,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

	2007	2006
	RMB'000	*RMB'000*
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.062 per share (2006: RMB0.065 per share)	**373,307**	391,370

13 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company for the year ended 31 December 2007 of RMB1,196,860,000 (2006: RMB1,201,201,000) and the weighted average number of shares in issue during the year ended 31 December 2007 of 6,021,084,200 (2006: 6,021,084,200).

(b) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2007 and 2006.

14 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings	Generators and related machinery and equipment	Motor vehicles, furniture, fixtures, equipment and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost:				
At 1 January 2006 (restated)	7,386,861	21,938,431	611,763	29,937,055
Additions	209	25,201	58,449	83,859
Through acquisition of a subsidiary	459,457	1,169,632	24,724	1,653,813
Transferred from construction in progress *(note 15)*	3,714,085	11,501,699	127,790	15,343,574
Disposals	(51,533)	(137,423)	(9,594)	(198,550)
Through disposal of subsidiaries *(note 34(b))*	(12,389)	—	(9,320)	(21,709)
At 31 December 2006 (restated)	11,496,690	34,497,540	803,812	46,798,042
At 1 January 2007	11,496,690	34,497,540	803,812	46,798,042
Additions	3,170	11,161	42,905	57,236
Through acquisition of a subsidiary *(note 34(a))*	—	—	3,909	3,909
Transferred from construction in progress *(note 15)*	3,691,538	15,371,168	102,331	19,165,037
Disposals	(6,060)	(15,493)	(17,239)	(38,792)
At 31 December 2007	15,185,338	49,864,376	935,718	65,985,432

14 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(a) The Group *(continued)*

	Buildings	Generators and related machinery and equipment	Motor vehicles, furniture, fixtures, equipment and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Accumulated depreciation:				
At 1 January 2006 (restated)	1,839,929	6,907,551	267,249	9,014,729
Charge for the year	400,244	1,368,066	96,407	1,864,717
Written back on disposal	(15,305)	(88,487)	(9,016)	(112,808)
Through disposal of subsidiaries *(note 34(b))*	(7,286)	—	(9,260)	(16,546)
At 31 December 2006 (restated)	2,217,582	8,187,130	345,380	10,750,092
At 1 January 2007	2,217,582	8,187,130	345,380	10,750,092
Charge for the year	509,594	2,240,768	83,031	2,833,393
Written back on disposal	(3,281)	(13,300)	(16,284)	(32,865)
At 31 December 2007	2,723,895	10,414,598	412,127	13,550,620
Net book value:				
At 31 December 2007	12,461,443	39,449,778	523,591	52,434,812
At 31 December 2006 (restated)	9,279,108	26,310,410	458,432	36,047,950

14 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(b) The Company

	Buildings	Generators and related machinery and equipment	Motor vehicles, furniture, fixtures, equipment and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost:				
At 1 January 2006	4,002,592	14,483,064	468,997	18,954,653
Additions	—	1,046	16,435	17,481
Transferred from subsidiaries	7,654	—	14,275	21,929
Transferred from construction in progress *(note 15)*	2,107,827	2,649,195	29,800	4,786,822
Disposals	(49,804)	(135,961)	(9,332)	(195,097)
At 31 December 2006	6,068,269	16,997,344	520,175	23,585,788
At 1 January 2007	6,068,269	16,997,344	520,175	23,585,788
Additions	3,170	3,526	20,976	27,672
Transferred from construction in progress *(note 15)*	308,770	2,484,599	48,474	2,841,843
Transferred to a subsidiary	(1,349,123)	(5,266,193)	(66,222)	(6,681,538)
Disposals	(2,087)	(12,344)	(11,730)	(26,161)
At 31 December 2007	5,028,999	14,206,932	511,673	19,747,604
Accumulated depreciation:				
At 1 January 2006	1,576,370	6,132,699	211,989	7,921,058
Charge for the year	200,497	730,964	39,351	970,812
Written back on disposal	(14,693)	(86,334)	(5,910)	(106,937)
At 31 December 2006	1,762,174	6,777,329	245,430	8,784,933
At 1 January 2007	1,762,174	6,777,329	245,430	8,784,933
Charge for the year	234,557	992,085	47,606	1,274,248
Transferred to a subsidiary	(37,025)	(167,321)	(6,502)	(210,848)
Written back on disposal	(796)	(10,151)	(10,935)	(21,882)
At 31 December 2007	1,958,910	7,591,942	275,599	9,826,451
Net book value:				
At 31 December 2007	3,070,089	6,614,990	236,074	9,921,153
At 31 December 2006	4,306,095	10,220,015	274,745	14,800,855

(c) All of the Group's buildings are located in the PRC.

15 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at 1 January	**11,499,163**	8,596,196	**2,244,303**	3,150,007
Through acquisition of a subsidiary *(note 34(a))*	**794,033**	1,506,492	**—**	—
Additions	**12,934,449**	16,740,049	**2,025,221**	4,875,840
Transferred to property, plant and equipment *(note 14)*	**(19,165,037)**	(15,343,574)	**(2,841,843)**	(4,786,822)
Transferred to subsidiaries	**—**	—	**(445,925)**	(994,722)
Balance at 31 December	**6,062,608**	11,499,163	**981,756**	2,244,303

16 LEASE PREPAYMENTS

Lease prepayments represent fees for land use rights paid to the PRC's land bureau.

17 INTANGIBLE ASSETS

Intangible assets of the Group and the Company represent goodwill arising from business combinations.

Goodwill in the Company's balance sheet was transferred from a subsidiary, which transferred all of the business, including assets and liabilities to the Company and was dissolved at the same time in 2000.

18 INTEREST IN SUBSIDIARIES

	The Company	
	2007	2006
	RMB'000	*RMB'000*
Unlisted shares, at cost	**7,532,488**	3,934,350

18 INTEREST IN SUBSIDIARIES *(continued)*

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2007 are as follows:

		Proportion of ownership interest			
Company	Paid up capital	Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,785,860	80	80	—	Generation and sale of electricity
Huadian Qingdao Power Company Limited ("Qingdao Company")	700,000	55	55	—	Generation and sale of electricity and heat
Huadian Weifang Power Generation Company Limited ("Weifang Company")	1,250,000	45	45	—	Generation and sale of electricity
Huadian Zibo Power Company Limited	374,800	100	100	—	Generation and sale of electricity and heat
Huadian Zhangqiu Power Company Limited	750,000	87.5	87.5	—	Generation and sale of electricity and heat
Huadian Tengzhou Xinyuan Power Company Limited	474,142	89.255	89.255	—	Generation and sale of electricity and heat

18 INTEREST IN SUBSIDIARIES *(continued)*

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2007 are as follows: *(continued)*

Company	Paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	382,100	90	90	—	Generation and sale of electricity
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	327,852	97	97	—	Generation and sale of electricity
Huadian Ningxia Lingwu Power Generation Company Limited	600,000	65	65	—	Generation and sale of electricity
Sichuan Huadian Luding Hydropower Company Limited	207,290	100	100	—	Development of hydro power plant
Jiangsu Huadian Binhai Wind Power Company Limited	10,000	100	100	—	Development of wind power plant
Huadian International Shandong Materials Company Limited	50,000	100	100	—	Procurement of materials
Huadian Qingdao Heat Company Limited	30,000	55	55	—	Sale of heat

18 INTEREST IN SUBSIDIARIES *(continued)*

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2007 are as follows: *(continued)*

Company	Paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Huadian International Shandong Project Company Limited	3,000	100	100	—	Management of construction project
Huadian International Shandong Information Company Limited	3,000	100	100	—	Development and maintenance of information system to the Group
Huadian Zouxian Power Generation Company Limited *(Note)*	3,000,000	69	69	—	Generation and sale of electricity
Huadian Ningxia Ningdong Wind Power Company Limited *(Note)*	20,000	100	100	—	Generation and sale of electricity
Anhui Huadian Wuhu Power Company Limited ("Wuhu Company") *(note 34)*	110,000	95	95	—	Development of coal-fired power plant
Huadian Suzhou Biomass Energy Power Company Limited *(Note)*	40,000	78	78	—	Development of biomass power plant

Note: These companies were newly set up in 2007.

19 INTEREST IN ASSOCIATES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	—	—	**1,552,033**	1,408,033
Share of net assets	**1,700,821**	1,486,041	—	—
	1,700,821	1,486,041	**1,552,033**	1,408,033

The particulars of associates, which are limited liability companies established and operating in the PRC, at 31 December 2007 are as follows:

		Proportion of ownership interest			
Company	Paid up capital	Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	900,000	31.11	31.11	—	Generation and sales of electricity and investment holding
Anhui Chizhou Jiuhua Power Generation Company Limited	640,000	40	40	—	Generation and sales of electricity
Huadian Property Co. Ltd. ("Huadian Property")	550,000	30	30	—	Property development
Sichuan Luzhou Chuannan Power Generation Company Limited	600,000	40	40	—	Development of coal-fired power plant

19 INTEREST IN ASSOCIATES *(continued)*

The particulars of associates, which are limited liability companies established and operating in the PRC, at 31 December 2007 are as follows: *(continued)*

Company	Paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Huadian Coal Industry Group Company Limited ("Huadian Coal")	1,560,000	20.19	20.19	—	Provision of coal procurement service
Zoucheng Lunan Electricity Power Technology Development Company Limited ("Zoucheng Lunan")	4,333	40	40	—	Provision of service to Zouxian Power Plant
China Huadian Finance Corporation Limited ("China Huadian Finance") *(Note (i))*	800,000	15	15	—	Provision of corporate financial service to its group companies
China Huadian Group New Energy Development Company Limited ("Huadian New Energy") *(Note (ii))*	40,000	20	20	—	Development of power plant
Sichuan Huayingshan Longtan Coal Company Limited ("Longtan Coal Company")	90,000	36	—	45	Development of coal mines and sales of coal

19 INTEREST IN ASSOCIATES *(continued)*

Notes:

(i) The Group has appointed certain representatives in the board of China Huadian Finance and is able to exercise significant influence over the operating and financing policies of China Huadian Finance.

(ii) This company was newly set up in 2007.

Summary financial information on associates

	Assets	Liabilities	Equity	Revenues	Profit/(loss)
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
2007					
100 percent	32,860,774	(26,390,855)	6,469,919	5,454,886	519,018
Group's effective interest	8,693,637	(6,992,816)	1,700,821	1,486,354	84,187
2006					
100 percent	24,054,523	(18,561,381)	5,493,142	4,030,355	153,014
Group's effective interest	6,718,440	(5,232,399)	1,486,041	1,210,703	39,683

20 INTEREST IN A JOINTLY CONTROLLED ENTITY

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	—	—	**142,800**	142,800
Share of net assets	**218,228**	210,481	—	—
	218,228	210,481	**142,800**	142,800

The particulars of a jointly controlled entity, which is a limited liability company established and operating in the PRC, at 31 December 2007 are as follows:

		Proportion of ownership interest			
Company	Paid up capital	Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Ningxia Zhongning Power Generation Company Limited ("Zhongning Company")	285,600	50	50	—	Generation and sale of electricity

Summary financial information on the jointly controlled entity — Group's effective interest:

	2007	2006
	RMB'000	*RMB'000*
Non-current assets	**959,352**	998,256
Current assets	**60,885**	74,746
Non-current liabilities	**(741,746)**	(661,978)
Current liabilities	**(60,263)**	(200,543)
Net assets	**218,228**	210,481
Revenue	**389,877**	430,964
Expenses	**(344,196)**	(368,846)
Profit for the year	**45,681**	62,118

21 OTHER INVESTMENTS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity securities, at cost	**145,539**	135,539	**140,539**	130,539

Other investments of the Group and the Company mainly include investment in Shandong Luneng Heze Coal Power Development Company Limited ("Heze Company") amounting to RMB 91,339,000 (2006: RMB 91,339,000). The principal activities of Heze Company are the exploration and development of coalmine and coal— electricity base in Juye coalfield. The Group and Company own 12.27% (2006: 12.27%) equity interests in Heze Company as at 31 December 2007.

22 INVESTMENT DEPOSIT

On 26 September 2006, the Company entered into an investment agreement with China Huadian Corporation ("China Huadian") ("Investment Agreement") pursuant to which, the Company agreed to acquire from China Huadian 95% equity interests in Wuhu Company for a consideration of RMB25.41 million. The investment deposit of RMB15.25 million represented the partial consideration paid to China Huadian pursuant to the Investment Agreement. Wuhu Company is principally engaged in the generation and sale of electricity in Anhui Province, the PRC. The acquisition has been completed on 1 January 2007 (see note 34).

23 INVENTORIES

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Coal	**360,295**	481,982	**35,384**	150,632
Fuel oil	**50,351**	49,806	**16,417**	25,230
Materials, components and spare parts	**239,134**	199,153	**143,482**	123,170
	649,780	730,941	**195,283**	299,032

24 TRADE DEBTORS AND BILLS RECEIVABLE

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade debtors and bills receivable for the sale of electricity	**1,931,327**	1,507,979	**56,283**	530,084
Trade debtors and bills receivable for the sale of heat	**49,054**	36,917	**1,102**	606
Trade debtors and bills receivable for other operations	**5,021**	—	**5,021**	—
	1,985,402	1,544,896	**62,406**	530,690
Less: allowance for doubtful debts	**(23,091)**	(18,677)	—	—
	1,962,311	1,526,219	**62,406**	530,690

24 TRADE DEBTORS AND BILLS RECEIVABLE *(continued)*

(a) Ageing analysis

The ageing analysis of trade debtors and bills receivables (net of allowance for doubtful debts) is as follows:

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Current	**1,926,609**	1,492,155	**62,406**	530,690
Within one year	**12,611**	6,583	—	—
Between one and two years	**506**	11,578	—	—
Between two and three years	**6,682**	—	—	—
More than three years	**15,903**	15,903	—	—
Amount past due	**35,702**	34,064	—	—
	1,962,311	1,526,219	**62,406**	530,690

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing. Further details on the Group's credit policy are set out in note 37(b).

24 TRADE DEBTORS AND BILLS RECEIVABLE *(continued)*

(b) Impairment of trade debtors and bills receivable

Impairment losses in respect of trade debtors and bills receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors and bills receivable directly (see note 2(j)(i)).

The movement in allowance for doubtful debts during the year, including both specific and collective loss components, is as follows:

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
At 1 January	**18,677**	15,903	**—**	—
Impairment loss recognised	**4,414**	2,774	**—**	—
At 31 December	**23,091**	18,677	**—**	—

At 31 December 2007, the Group's trade debtors and bills receivable of RMB 46,182,000 (2006: RMB 45,676,000) was individually determined to be impaired. Management assessed that only a portion of the receivables is expected to be recovered. Consequently, specific allowance for doubtful debts of RMB 23,091,000 (2006: RMB 18,677,000) was recognised. The Group does not hold any collateral over these balances.

24 TRADE DEBTORS AND BILLS RECEIVABLE *(continued)*

(c) Trade debtors and bills receivable that are not impaired

The ageing analysis of trade debtors and bills receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Neither past due nor impaired	**1,926,609**	1,492,155	**62,406**	530,690
Within one year	**12,611**	6,583	—	—
Between one and two years	—	482	—	—
	12,611	7,065	—	—
	1,939,220	1,499,220	**62,406**	530,690

Receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of customers that have a good track record with the Group. The Group does not hold any collateral over these balances.

25 RESTRICTED DEPOSITS

Restricted deposits represent cash pledged as collateral for bills payable.

26 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances	**1,367,622**	957,183	**1,076,838**	576,670
Deposits with banks and other financial institutions	**5,667**	5,000	**1,035**	—
	1,373,289	962,183	**1,077,873**	576,670

27 LOANS

(a) Bank loans

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term bank loans	**7,904,192**	9,143,902	**1,856,972**	4,436,902
— current portion of long term bank loans	**1,456,515**	1,661,053	**207,464**	969,930
	9,360,707	10,804,955	**2,064,436**	5,406,832
Between one and two years	**3,372,761**	1,752,420	**730,460**	884,880
Between two to five years	**5,908,608**	6,934,909	**—**	1,452,000
After five years	**11,338,759**	7,768,118	**—**	440,000
	20,620,128	16,455,447	**730,460**	2,776,880
	29,980,835	27,260,402	**2,794,896**	8,183,712

27 LOANS *(continued)*

(a) Bank loans *(continued)*

All of the bank loans are unsecured, except for the total amount of RMB6,780,000,000 (2006: RMB3,290,000,000) in respect of subsidiaries, which are secured by the income stream in respect of the sale of electricity and trade debtors for the sale of electricity of the subsidiaries.

Details of the currencies, interest rates and maturity dates of bank loans are as follows:

	The Group	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Renminbi loans		
Floating interest rates mainly ranging from 5.18% to 7.38% per annum as at 31 December 2007 (2006: 5.02% to 6.39%) with maturities up to 2025	**22,542,845**	20,232,930
Fixed interest rates mainly ranging from 3.60% to 6.72% per annum as at 31 December 2007, (2006: 3.60% to 6.12%) with maturities up to 2011	**6,073,757**	5,566,000
US dollar loans		
Floating interest rates mainly ranging from 5.63% to 6.14% per annum as at 31 December 2007 (2006: 5.60% to 6.46%) with maturities up to 2017	**1,364,233**	1,461,472
	29,980,835	27,260,402

27 LOANS *(continued)*

(a) Bank loans *(continued)*

Details of the currencies, interest rates and maturity dates of bank loans are as follows: *(Continued)*

	The Company	
	2007	2006
	RMB'000	*RMB'000*
Renminbi loans		
Floating interest rates mainly ranging from 5.18% to 6.48% per annum as at 31 December 2007 (2006: 5.02% to 6.16%) with maturities up to 2008	**786,000**	5,019,310
Fixed interest rates mainly ranging from 5.59% to 6.56% per annum as at 31 December 2007 (2006: 4.86% to 5.11%) with maturities up to 2008	**695,157**	1,760,000
US dollar loans		
Floating interest rates mainly ranging from 5.63% to 6.14% per annum as at 31 December 2007 (2006: 5.60% to 6.46%) with maturities up to 2009	**1,313,739**	1,404,402
	2,794,896	8,183,712

The Group and the Company have US dollar bank loans amounting to US$186,764,000 (2006: US$187,159,000) and US$179,851,000 (2007: US$179,851,000) respectively.

27 LOANS *(continued)*

(b) Loans from shareholders

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term shareholder loans	**—**	51,000	**—**	—
Between one and two years	**—**	—	**—**	—
Between two to five years	**585,000**	585,000	**585,000**	585,000
After five years	**650,000**	650,000	**—**	—
	1,235,000	1,235,000	**585,000**	585,000
	1,235,000	1,286,000	**585,000**	585,000

27 LOANS *(continued)*

(b) Loans from shareholders *(continued)*

All of the loans from shareholders are unsecured and denominated in RMB. Details of the interest rates and maturity dates of loans from shareholders are as follows:

	The Group	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Loans from Shandong International Trust Corporation ("SITC") *(Note)*		
Floating interest rates ranging from 5.27% to 5.83% per annum as at 31 December 2007 (2006: 5.27% to 5.83%) with maturities up to 2011	**585,000**	585,000
Fixed interest rate of 5.27% per annum as at 31 December 2006 with maturity up to 2007	**—**	51,000
Loans from China Huadian *(Note)*		
Fixed interest rates ranging from 4.15% to 4.98% per annum as at 31 December 2007 (2006 (restated): 4.15% to 4.98%) with maturities up to 2021	**650,000**	650,000
	1,235,000	1,286,000

	The Company	
	2007	2006
	RMB'000	*RMB'000*
Loans from SITC *(Note)*		
Floating interest rates ranging from 5.27% to 5.83% per annum as at 31 December 2007 (2006: 5.27% to 5.83%) with maturities up to 2011	**585,000**	585,000

Note: Loans from SITC and China Huadian are unsecured, interest bearing based on their respective costs of funds and with repayment term disclosed above.

27 LOANS *(continued)*

(c) State loans

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year	**10,095**	10,005	**10,095**	10,005
Between one and two years	**10,893**	10,792	**10,893**	10,792
Between two to five years	**36,239**	41,155	**34,194**	39,791
After five years	**13,600**	22,477	**8,145**	16,341
	60,732	74,424	**53,232**	66,924
	70,827	84,429	**63,327**	76,929

The state loans mainly represent an US dollar state loan amounting to US$7,136,000 (2006: US$8,417,000), which is guaranteed by Shandong Electric Power (Group) Corporation ("SEPCO") and bears a floating interest rate of 5.55% per annum (2006: 5.51%), with maturity up to 2012 and RMB loans amounting to RMB18,700,000 (2006: RMB 18,700,000), which are unsecured and bear a fixed interest rate of 2.55% per annum (2006: 2.55%), which maturity up to 2020.

The US dollar state loan mainly represents a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into in 1992, to finance the PRC Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on— lent the loan facility to the Shandong Provincial Government which in turn on— lent it to SEPCO. Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company.

In 2006, the Group further obtained a state loan of RMB11.2 million from the Ministry of Finance of the PRC as funding for certain environmental and comprehensive resources utilisation construction projects.

27 LOANS *(continued)*

(d) Other loans

	The Group		The Company	
	2007	2006 (restated)	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term other loans	**1,620,000**	800,000	**50,000**	50,000
— current portion of long term other loans	**253,362**	698,020	**—**	500,000
	1,873,362	1,498,020	**50,000**	550,000
Between one and two years	**222,904**	252,221	**—**	198,037
Between two to five years	**244,671**	531,810	**—**	100,000
After five years	**168,065**	47,024	**—**	—
	635,640	831,055	**—**	298,037
	2,509,002	2,329,075	**50,000**	848,037

All of the other loans are unsecured except for an amount of RMB84,000,000 (2006: nil) in respect of a subsidiary, which is secured by the income stream in respect of the sale of electricity of the subsidiary. All of the other loans are denominated in RMB, except for an US dollar loan of the Group amounting to US$5,770,000 (2006: US$8,078,000). Details of the interest rates and maturity dates of other loans are as follows:

27 LOANS *(continued)*

(d) Other loans *(continued)*

	The Group	
	2007	2006 (restated)
	RMB'000	*RMB'000*
Loans from China Huadian Finance		
Floating interest rates ranging from 5.91% to 7.05% per annum as at 31 December 2007 (2006: 5.18% to 6.16%) with maturities up to 2021	**766,012**	1,240,037
Fixed interest rates ranging from 5.75% to 6.56% per annum as at 31 December 2007 (2006: 5.02% to 5.51%) with maturities up to 2008	**1,090,000**	400,000
Others		
Floating interest rates ranging from 5.67% to 7.58% per annum as at 31 December 2007 (2006: 5.00% to 7.02%) with maturities up to 2010	**190,569**	376,617
Fixed interest rates ranging from 5.70% to 6.56% per annum as at 31 December 2007 (2006: 5.76%) with maturities up to 2008	**462,421**	312,421
	2,509,002	2,329,075

27 LOANS *(continued)*

(d) Other loans *(continued)*

	The Company	
	2007	2006
	RMB'000	*RMB'000*
Loans from China Huadian Finance		
Floating interest rates ranging from 5.18% to 5.67% per annum as at 31 December 2006 with maturities up to 2009	—	798,037
Loans from a subsidiary		
Floating interest rate of 5.91% per annum as at 31 December 2007 (2006: 5.27%) with maturity up to 2008	**50,000**	50,000
	50,000	848,037

(e) Short-term debenture payables

On 8 May 2007, the Group issued short-term debentures of RMB4,000,000,000 at discount with a maturity period of 272 days in the PRC interbank debenture market. The unit par value is RMB 100 and the issue price is RMB97.54.

28 TRADE CREDITORS AND BILLS PAYABLE

All of the trade creditors and bills payable are expected to be settled within one year

29 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

The Group:

	Assets		Liabilities		Net	
	2007	2006 (restated)	**2007**	2006 (restated)	**2007**	2006 (restated)
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Pre-operating expenses	**18,249**	21,302	—	—	**18,249**	21,302
Provision for inventories and receivables	**23,841**	28,608	—	—	**23,841**	28,608
Depreciation of property, plant and equipment	—	—	**(545,110)**	(566,804)	**(545,110)**	(566,804)
Fair value adjustment on property, plant and equipment, construction in progress and investment	**62,070**	—	**(220,674)**	(211,796)	**(158,604)**	(211,796)
Expenses to be claimed on paid basis	**16,767**	78,016	—	—	**16,767**	78,016
Capitalisation of general borrowing costs	—	—	**(25,562)**	(75,716)	**(25,562)**	(75,716)
Others	**4,716**	1,827	—	—	**4,716**	1,827
	125,643	129,753	**(791,346)**	(854,316)	**(665,703)**	(724,563)
Set-off within legal tax units and jurisdictions	**(49,459)**	(84,807)	**49,459**	84,807	—	—
Net deferred tax liabilities	**76,184**	44,946	**(741,887)**	(769,509)	**(665,703)**	(724,563)

The Company:

	2007	2006
	RMB'000	*RMB'000*
Pre-operating expenses	—	3,824
Provision for inventories and receivables	**14,203**	20,291
Fair value adjustment on investment	**(62,280)**	—
Expenses to be claimed on paid basis	**7,023**	58,137
Capitalisation of general borrowing costs	—	(47,415)
Others	—	206
Net deferred tax (liabilities)/assets	**(41,054)**	35,043

There is no significant deferred tax asset or liability not recognised in the financial statements.

29 DEFERRED TAX ASSETS AND LIABILITIES *(continued)*

Movements in temporary differences between calculations of certain items for accounting and for taxation purposes are as follows:

The Group:

	Balance at 1 January 2006 (restated)	Through acquisition of subsidiaries	Disposal of subsidiaries	Charged to income statement	Balance at 31 December 2006 (restated)	Balance at 1 January 2007	Through acquisition of subsidiaries	Charged to income statement	Balance at 31 December 2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Pre-operating expenses	8,431	—	—	12,871	21,302	21,302	3,087	(6,140)	18,249
Provision for inventories and receivables	24,097	4,546	(106)	71	28,608	28,608	—	(4,767)	23,841
Depreciation of property, plant and equipment	(325,352)	(143,257)	—	(98,195)	(566,804)	(566,804)	—	21,694	(545,110)
Fair value adjustment on property, plant and equipment, construction in progress and investment	(43,068)	(185,172)	—	16,444	(211,796)	(211,796)	(7,671)	60,863	(158,604)
Expenses to be claimed on paid basis	34,923	—	—	43,093	78,016	78,016	—	(61,249)	16,767
Capitalisation of general borrowing costs	(19,007)	—	—	(56,709)	(75,716)	(75,716)	—	50,154	(25,562)
Others	2,159	—	—	(332)	1,827	1,827	—	2,889	4,716
	(317,817)	(323,883)	(106)	(82,757)	(724,563)	(724,563)	(4,584)	63,444	(665,703)
			(note 34(b))	*(note 11)*			*(note 34(a))*	*(note 11)*	

29 DEFERRED TAX ASSETS AND LIABILITIES (continued)

The Company:

	Balance at 1 January 2006	Charged to income statement	Balance at 31 December 2006	Balance at 1 January 2007	Charged to income statement	Balance at 31 December 2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Pre-operating expenses	1,227	2,597	3,824	3,824	(3,824)	—
Provision for inventories and receivables	20,067	224	20,291	20,291	(6,088)	14,203
Depreciation of property, plant and equipment	1,160	(1,160)	—	—	—	—
Fair value adjustment on investment	—	—	—	—	(62,280)	(62,280)
Expenses to be claimed on paid basis	28,372	29,765	58,137	58,137	(51,114)	7,023
Capitalisation of general borrowing costs	(12,605)	(34,810)	(47,415)	(47,415)	47,415	—
Others	—	206	206	206	(206)	—
	38,221	(3,178)	35,043	35,043	(76,097)	(41,054)

30 DEFERRED INCOME

Deferred income represents the unearned portion of upfront connection and installation fees received from customers for connecting the customers' premises to the heat network of the Group. The amount is deferred until completion of the installation work and recognised in profit or loss in equal instalments over the useful lives of the relevant assets.

(Expressed in Renminbi)

31 SHARE CAPITAL AND RESERVES

(a) Share capital

The registered, issued and fully paid capital of the Company comprises 4,590,056,200 A shares of RMB1 each and 1,431,028,000 H shares of RMB1 each (2006: 4,590,056,200 A shares of RMB1 each and 1,431,028,000 H shares of RMB1 each). All shares rank pari passu in all material respects.

In January 2005, the Company issued its 765,000,000 RMB ordinary shares with nominal value of RMB1 each at an issue price of RMB2.52 each for cash. The RMB ordinary shares included 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange in February 2005. Total net proceeds raised from issuing the RMB ordinary shares amounted to RMB1,885,501,000, of which RMB765,000,000 was credited to share capital and the balance of RMB1,120,501,000 was credited to the capital reserve account.

Pursuant to a notice issued by the State-owned Assets Supervision and Administration Commission of the State Council, the Company implemented a share reform (the "Share Reform") on 28 July 2006. All holders of non-circulating shares transferred 3 shares for every 10 shares held by the registered holders of circulating A shares as at the book closing date of the implementation of the Share Reform (i.e. 28 July 2006), totalling 170,700,000 domestic shares. Effective from 1 August 2006, all domestic shares of the Company became eligible for listing and circulation on the Shanghai Stock Exchange. However, the 3,850,356,200 original domestic shares held by the original domestic shareholders were subject to a period of restriction for disposal imposed ranging from 1 to 3 years. As at 31 December 2007, 3,449,157,304 original domestic shares were still subject to restriction of disposal.

(b) Nature and purposes of reserves

(i) Capital reserve

Capital reserve mainly represents premium received from issuance of shares, less expenses, which are required to be included in this reserve by the PRC regulations.

(ii) Statutory surplus reserves

According to the Company's Articles of Association, the Company is required to transfer at least 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. The Directors resolved to transfer 10% (2006: 10%) of the profit for the year ended 31 December 2007 to this reserve on 25 March 2008.

(Expressed in Renminbi)

31 SHARE CAPITAL AND RESERVES *(continued)*

(b) Nature and purposes of reserves *(continued)*

(iii) Statutory public welfare fund

In prior years, according to the Company's Articles of Association, the Company was required to transfer 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on the Company's liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

According to the notice issued by the Ministry of Finance of the PRC on accounting issues relating to the implementation of the Company Law (Cai Qi [2006] No. 67), the Company transferred the balance of the statutory public welfare fund as at 31 December 2005 to statutory surplus reserve.

(iv) Revaluation reserve

Revaluation reserve represents the fair value adjustment of acquisition of Weifang Company relating to previously held interest of the Group.

(v) Retained profits

According to the Company's Articles of Association, the retained profits available for distribution are the lower of the amount as determined under PRC accounting rules and regulations and the amount determined under IFRSs. As of 31 December 2007, the retained profits available for distribution were RMB2,933,381,000 (2006: RMB2,442,686,000), after taking into account the current year's proposed final dividend (see note 12) and the transfer to the statutory surplus reserve according to the Company's Articles of Association.

(c) Distributability of reserves

The profit attributable to ordinary equity shareholders for 2007 includes a profit of RMB745,274,000 (2006: RMB737,561,000) which has been dealt with in the financial statements of the Company.

31 SHARE CAPITAL AND RESERVES *(continued)*

(d) Capital management

The Group's capital management objectives are:

— to ensure the Group's ability to continue as a going concern;

— to provide an adequate return to shareholders; and

— to maintain an optimal capital structure to reduce cost of capital.

In order to maintain and improve the capital structure, the Group may, for the purpose of business expansion, issue new shares to reduce its liabilities to assets ratio.

The Group monitors capital on the basis of liabilities to assets ratio. This ratio is calculated as total liabilities divided by total assets.

The liabilities to assets ratios as at 31 December 2007 and 2006 were as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Total liabilities	**47,810,738**	38,191,444	**9,392,477**	12,478,390
Total assets	**65,953,420**	54,039,347	**22,090,777**	24,735,317
Liabilities to assets ratio	**72%**	71%	**43%**	50%

The high liabilities to assets ratios for 2007 and 2006 was mainly due to the power plant construction projects in progress.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

32 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with China Huadian, fellow subsidiaries, associates and SITC

The Group is a part of a larger group of companies under China Huadian, which together with SITC are also owned by the PRC government and has significant transactions and relationships with China Huadian, fellow subsidiaries, associates and SITC. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

(i) The group had the following material transactions with China Huadian, fellow subsidiaries, associates and SITC and Huadian Coal during the year ended 31 December 2006 and 2007:

	Note	**2007** ***RMB'000***	2006 (restated) *RMB'000*
Construction costs and equipment costs paid and payable to entities controlled by the holding company	(iii)	**273,893**	267,099
Interest expenses	(iv)	**186,938**	149,926
Loans obtained from related parties	(v)	**1,810,975**	1,483,000
Loans repaid to related parties	(v)	**1,451,000**	925,000
Service fee paid to Huadian Coal	(vi)	**36,000**	26,000

32 MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(a) Transactions with China Huadian, fellow subsidiaries, associates and SITC *(continued)*

(ii) The balance due from / (to) related parties are as follows:

	Nature of transactions	2007	2006 (restated)
		RMB'000	*RMB'000*
Prepayment to entities controlled by the holding company	Construction costs and equipment costs	**127,273**	208,912
Amounts due to entities controlled by the holding company	Construction costs and equipment costs	**(45,351)**	—
Amounts due to shareholders	Loan	**(1,235,000)**	(1,286,000)
Amounts due to associates	Loan	**(2,356,012)**	(1,940,037)

(iii) The amount represented construction costs and equipment costs paid and payable to China Huadian Engineering (Group) Company ("China Huadian Engineering") and its subsidiary. China Huadian Engineering is a subsidiary of China Huadian.

(iv) Interest paid represented interest charges on loans obtained from SITC, China Huadian, China Huadian Finance, Huadian Coal and CHD Power Plant Operation Co., Ltd. ("CHD Operation").

(v) Loans were obtained from/repaid to SITC, China Huadian, China Huadian Finance, Huadian Coal and CHD Operation. Details of the loans are set out in notes 27(b) and 27(d) respectively.

(Expressed in Renminbi)

32 MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(a) Transactions with China Huadian, fellow subsidiaries, associates and SITC *(continued)*

(vi) Service fee represented amounts paid to Huadian Coal for provision of management and co-ordination services in relation to coal procurement in the PRC. The service fee for the year of 2007 amounted to RMB36,000,000 (2006: RMB 26,000,000).

(vii) In April 2006, the Company injected RMB315 million to the registered capital of Huadian Coal, which was originally a wholly owned subsidiary of China Huadian, for part of the capital enlargement. After the completion of the capital enlargement of Huadian Coal, the Company owns 20.19% equity interests in Huadian Coal.

(viii) In December 2006, the Company contributed RMB147.36 million to China Huadian Finance, a subsidiary of China Huadian, to participate in the capital enlargement of China Huadian Finance, the Company owns 15% equity interests in China Huadian Finance.

(ix) As disclosed in note 22, the Company entered into the Investment Agreement with China Huadian to acquire its 95% equity interests in Wuhu Company for a consideration of RMB 25.41 million. Pursuant to the Investment Agreement, the Company paid an investment deposit of RMB 15.25 million to China Huadian in 2006. In 2007, the Company paid the remaining RMB10.16 million to China Huadian and the acquisition was completed.

(x) In May 2007, the Company and China Huadian and its certain subsidiaries established CHD Operation. The Company contributed RMB 5 million for the 10% equity interests in CHD Operation.

(xi) In September 2007, the Company, China Huadian and its certain subsidiaries and related party established Huadian New Energy. The Company contributed RMB 40 million for the 20% equity interests in Huadian New Energy.

(xii) At 31 December 2007, Guangan Company, a subsidiary of the Group, provided guarantees to banks for loans granted to Longtan Coal Company, an associate of the Group, amounting to RMB110,000,000 (2006: RMB73,400,000).

(xiii) At 31 December 2007, Zhongning Company, the jointly controlled entity of the Group, provided guarantees to banks for loans granted to Ningxia Power Company, an associate of the Group, amounting to RMB42,500,000 (2006: RMB42,500,000).

32 MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(b) Transactions with key management personnel

Remuneration for key management personnel, including amounts paid to the Company's directors and supervisors as disclosed in note 9 and certain of the highest paid employees as disclosed in note 10, is as follows:

	2007 *RMB'000*	2006 *RMB'000*
Salaries and other emoluments	**2,267**	1,968
Retirement benefits	**539**	211
Bonuses	**3,989**	3,508
	6,795	5,687

Total remuneration is included in "personnel costs" (see note 5).

(c) Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in note 33. As at 31 December 2007, there was no material outstanding contribution to post-employment benefit plans.

32 MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(d) Transactions with other state-controlled entities in the PRC

The Group operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Apart from transactions mentioned in notes 32(a), (b) and (c), the Group has transactions with other state-controlled entities included but not limited to the following:

— sales of electricity;

— depositing and borrowing money; and

— purchase of construction materials and receiving construction work services.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state controlled. The Group has established its approval process for sales of electricity, purchase of produces and services and its financing policy for borrowing. Such approval process and financing policy do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's approval processes and financing policy, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions require disclosure as related party transactions:

	2007	2006
		(restated)
	RMB'000	*RMB'000*
Sale of electricity to the grid	**20,008,797**	14,404,109
Interest expenses	**1,275,279**	861,241
Purchase of construction materials and receiving construction work service	**12,077,007**	15,673,900
Receivables from sale of electricity	**1,931,328**	1,492,077
Loans payables	**23,240,767**	20,337,024
Cash at bank	**1,239,188**	945,481
Prepayments	**1,512,190**	5,710,304
Trade and other payables	**5,109,455**	3,981,374

33 RETIREMENT PLANS

The Group is required to make contributions to retirement plans operated by the State at a rate of 20% (2006: 20%) of the total staff salaries. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, the Group and its staff participate in a retirement plan managed by China Huadian to supplement the above-mentioned plan. The Group has no other material obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

The Group's contribution to these plans amounted to RMB185,956,000 during the year (2006 (restated): RMB167,907,000) which was charged to the consolidated income statement.

34 ACQUISITION AND DISPOSAL OF SUBSIDIARIES

(a) Acquisition of subsidiaries

In January 2007, the Company completed the acquisition of 95% equity interests in Wuhu Company for a consideration of RMB25.41 million.

The acquisitions had the following effect on the Group's assets and liabilities:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognised values on acquisitions
	RMB'000	*RMB'000*	*RMB'000*
Property, plant and equipment	3,909	—	3,909
Construction in progress	763,347	30,686	794,033
Designated loans	100,000	—	100,000
Deposits, other receivables and prepayments	7,098	—	7,098
Cash and cash equivalents	55,031	—	55,031
Trade creditors and bills payable	(288,470)	—	(288,470)
Other payables	(15,253)	—	(15,253)
Tax payable	(16)	—	(16)
Loans	(625,000)	—	(625,000)
Deferred tax assets/(liabilities)	3,087	(7,671)	(4,584)
Minority interests	(187)	(1,151)	(1,338)
Total	3,546	21,864	25,410
Less: Cash and cash equivalents acquired			(55,031)
Investment deposit paid in 2006			(15,250)
Net cash inflow for the year			(44,871)

34 ACQUISITION AND DISPOSAL OF SUBSIDIARIES *(continued)*

(a) Acquisition of subsidiaries *(continued)*

The acquisition contributed turnover amounting to RMB Nil and loss after tax amounting to RMB11,427,000 for the year ended 31 December 2007.

In January 2006, the Company increased its equity interests in Weifang Company from 30% to 45% at a consideration of RMB629.5 million, satisfied in cash. Pursuant to the revised articles of association of Weifang Company, the Company has obtained the power to govern the financial and operating policies of Weifang Company and therefore, Weifang Company changed from a jointly controlled entity to a subsidiary of the Group. The Group changed from adopting the equity method to consolidation accounting method to account for its investment in Weifang Company in the preparation of the consolidated financial statements thereafter.

(b) Disposal of subsidiaries

In January 2006, two subsidiaries, Zoucheng Lunan and Shiliquan Electricity Enterprise Company Limited ("Shiliquan Enterprise") reclaimed their equity from the Group at a consideration of RMB2,891,000, satisfied in cash. Upon completion of the redemption, the Group's interests in Zoucheng Lunan and Shiliquan Enterprise decreased from 90% to 40% and from 90% to 0% respectively.

The redemption had the following effect on the Group's assets and liabilities:

	RMB'000
Property, plant and equipment *(note 14(a))*	5,163
Other investments	1,200
Deferred tax assets *(note 29)*	106
Deposits, other receivables and prepayments	18,074
Cash and cash equivalents	4,798
Other payables	(22,159)
Other net assets	3,676
Minority interests	(5,973)
Net identifiable assets and liabilities	4,885
Add: Gain on disposal of subsidiaries	395
Less: Cash and cash equivalents disposed	(4,798)
Reclassification to investment in associate	(2,389)
Other receivables	(2,400)
Net cash flow	(4,307)

35 COMMITMENTS

(a) Capital commitments

The Group and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted for				
— Development of power plants	**13,494,791**	8,972,415	**4,772,566**	1,458,833
— Investments	**113,200**	170,160	**2,040,465**	2,738,863
— Improvement projects and others	**180,413**	145,256	**52,873**	104,013
	13,788,404	9,287,831	**6,865,904**	4,301,709
Authorised but not contracted for				
— Development of power plants	**4,131,231**	6,349,517	**76,044**	615,786
— Improvement projects and others	**373,362**	204,159	**90,006**	117,889
	4,504,593	6,553,676	**166,050**	733,675
	18,292,997	15,841,507	**7,031,954**	5,035,384

(b) Operating lease commitments

At 31 December 2007, the total future minimum lease payments under non-cancellable operating leases in respect of land and buildings are payable as follows:

	The group and The Company	
	2007	2006
	RMB'000	*RMB'000*
Within one year	**31,652**	31,674
After one year but within five years	**120,712**	120,712
After five years	**445,126**	472,789
	597,490	625,175

(Expressed in Renminbi)

35 COMMITMENTS *(continued)*

(b) Operating lease commitments *(continued)*

Pursuant to an agreement entered into with the State, the Company is leasing certain land from the State for a term of 30 years with effect from 1 September 1997. The current annual rental effective from 1 January 2001 is RMB30,178,000. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental and there has been no adjustment in annual rental in 2006 and 2007. The future minimum lease payments in respect of the land are calculated based on the existing annual rental of RMB30,178,000.

36 CONTINGENT LIABILITIES

Apart from guarantees provided by the Group as disclosed in note 32(a), at 31 December 2007, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to RMB355,666,000 (2006: RMB462,911,000).

37 FINANCIAL INSTRUMENTS

Exposure to interest rate, credit, currency and liquidity risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuation in foreign exchange rates. These risks are limited by the Group's financial management policies and practices described below.

(a) Interest rate risk

The interest rates and terms of repayment of the outstanding loans of the Group and the Company are disclosed in note 27. At 31 December 2007, fixed rate borrowings comprise 25% and 20% of total borrowings of the Group and the Company respectively (2006: 23% and 18%).

Sensitivity analysis

At 31 December 2007, it is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would decrease the Group's profit after tax and total equity by approximately RMB173,228,000 (2006: RMB162,774,000).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point increase represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

37 FINANCIAL INSTRUMENTS *(continued)*

(b) Credit risk

Substantially all of the Group's cash and cash equivalents are deposited with the four largest commercial banks of the PRC.

SEPCO, Sichuan Electric Power Corporation, Ningxia Electric Power Company, Henan Electric Power Company and Anhui Electric Power Company, the provincial grid companies, are the purchasers of electricity supplied by the Group. The details of sale and receivables from sale of electricity are as follows:

	2007	2006
	RMB'000	*RMB'000*
Sale of electricity to:		
SEPCO	**16,210,210**	12,775,858
Sichuan Electric Power Corporation	**2,140,814**	1,628,251
Ningxia Electric Power Company	**667,174**	—
Henan Electric Power Company	**660,915**	—
Anhui Electric Power Company	**329,684**	—
Receivables from sale of electricity:		
SEPCO	**812,072**	1,166,477
Sichuan Electric Power Corporation	**472,647**	325,600
Ningxia Electric Power Company	**134,130**	—
Henan Electric Power Company	**360,337**	—
Anhui Electric Power Company	**152,142**	—

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

No other financial assets carry a significant exposure to credit risk.

37 FINANCIAL INSTRUMENTS *(continued)*

(c) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the parent company's board when the borrowings exceed certain predetermined levels of authority. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay:

The Group

	2007						2006					
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Short-term debentures	3,985,759	4,000,000	4,000,000	–	–	–	–	–	–	–	–	–
Dividends payable	6,022	6,022	6,022	–	–	–	–	–	–	–	–	–
Bank loans	29,980,835	38,545,892	10,848,395	4,555,182	8,429,120	14,713,195	27,260,402	34,302,245	12,032,295	2,693,310	8,959,063	10,617,577
Loans from shareholders	1,235,000	1,606,875	64,826	64,736	723,602	753,711	1,286,000	1,725,147	117,235	64,786	756,653	786,473
State loans	70,827	82,194	13,345	13,560	40,151	15,138	84,429	100,972	13,872	14,211	47,487	25,402
Other loans	2,509,002	2,746,858	1,960,991	261,305	290,573	233,989	2,329,075	2,513,941	1,575,561	291,114	582,171	65,095
Trade creditors and bills payable	6,486,646	6,486,646	6,486,646	–	–	–	4,457,324	4,457,324	4,457,324	–	–	–
Amount due to holding company	16,080	16,080	16,080	–	–	–	10,415	10,415	10,415	–	–	–
Other payables	2,380,865	2,380,865	2,380,865	–	–	–	1,698,264	1,698,264	1,693,264	–	–	–
Forward foreign exchange contracts (net settled) *(note 37(d))*	–	–	–	–	–	–	3,354	13,081	13,081	–	–	–
	46,671,036	55,871,432	25,777,170	4,894,783	9,483,446	15,716,033	37,129,263	44,821,389	19,918,047	3,063,421	10,345,374	11,494,547

37 FINANCIAL INSTRUMENTS *(continued)*

(c) Liquidity risk *(continued)*

The Company

	2007						2006					
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Short-term debentures	3,985,759	4,000,000	4,000,000	–	–	–	–	–	–	–	–	–
Bank loans	2,794,896	2,888,148	2,144,751	743,397	–	–	8,183,712	8,917,195	5,691,444	1,035,950	1,650,437	539,364
Loans from shareholders	585,000	694,945	33,182	33,092	628,671	–	585,000	727,956	33,092	33,142	661,722	–
State loans	63,327	73,190	13,151	13,366	37,593	9,080	76,929	90,929	13,678	14,017	45,541	17,693
Other loans	50,000	51,478	51,478	–	–	–	848,037	890,431	580,450	206,295	103,686	
Trade creditors and bills payable	1,021,375	1,021,375	1,021,375	–	–	–	1,711,025	1,711,025	1,711,025	–	–	–
Amount due to holding company	8,675	8,675	8,675	–	–	–	–	–	–	–	–	–
Amount due to subsidiaries	369,857	369,857	369,857	–	–	–	375,639	375,639	375,639	–	–	–
Other payables	285,427	285,427	285,427	–	–	–	530,955	530,955	530,955	–	–	–
Forward foreign exchange contracts (net settled) *(note 37(d))*	–	–	–	–	–	–	3,354	13,081	13,081	–	–	–
	9,164,316	9,393,095	7,927,896	789,855	666,264	9,080	12,314,651	13,257,211	8,949,364	1,289,404	2,461,386	557,057

(d) Currency risk

(i) Forecast transactions

The Group is exposed to currency risk as certain loans are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operation.

The Group used forward contracts to hedge certain anticipated loan repayment and interest expenses. As these forward contracts are not designated as hedges for accounting purposes, changes in the fair value of these forward contracts are recognised in profit or loss.

No outstanding forward exchange contracts existed at 31 December 2007 as these contracts were expired before year end. At 31 December 2006, the Group and the Company had forward exchange contracts hedging forecast transactions with a net fair value of RMB3,354,000 and RMB3,354,000 respectively, recognised as derivative financial instruments.

37 FINANCIAL INSTRUMENTS *(continued)*

(d) Currency risk *(continued)*

(ii) Recognised assets and liabilities

Except for the US dollar loan, all the Group's borrowings are denominated in Renminbi, the functional currency of the Group. Given this, management does not expect that there will be any significant currency risk associated with the Group's borrowings.

(iii) Exposure to currency risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from forecast transactions or recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

The Group

	2007	2006
	United States Dollars	United States Dollars
	'000	*'000*
Cash and cash equivalents	**6**	17
Bank loans	**(186,764)**	(187,159)
State loans	**(7,136)**	(8,417)
Other loans	**(5,770)**	(8,078)
Gross exposure arising from recognised assets and liabilities	**(199,664)**	(203,637)
Notional amounts of forward exchange contracts used as economic hedges	**—**	179,525
Net exposure arising from recognised assets and liabilities	**(199,664)**	(24,112)

37 FINANCIAL INSTRUMENTS *(continued)*

(d) Currency risk *(continued)*

(iii) Exposure to currency risk *(continued)*

The Company

	2007	2006
	United States Dollars	United States Dollars
	'000	*'000*
Cash and cash equivalents	**6**	17
Bank loans	**(179,851)**	(179,851)
State loans	**(7,136)**	(8,417)
Gross exposure arising from recognised assets and liabilities	**(186,981)**	(188,251)
Notional amounts of forward exchange contracts used as economic hedges	**—**	179,525
Net exposure arising from recognised assets and liabilities	**(186,891)**	(8,726)

(iv) Sensitivity analysis

The following table indicates the approximate change in the Group's profit after tax (and retained profits) and other components of consolidated equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

37 FINANCIAL INSTRUMENTS *(continued)*

(d) Currency risk *(continued)*

(iv) Sensitivity analysis *(continued)*

The Group

	2007			2006		
	Increase/ (decrease) in foreign exchange rates	Effect on profit after tax and retained profits	Effect on other components of consolidated equity	Increase/ (decrease) in foreign exchange rates	Effect on profit after tax and retained profits	Effect on other components of consolidated equity
		'000	'000		'000	'000
United States Dollars	(9%)	87,445	87,445	(6%)	68,822	68,822

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the Group's exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(e) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2007 and 2006.

(f) Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments set out in note 37(e) above.

(i) Securities

Investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

(Expressed in Renminbi)

37 FINANCIAL INSTRUMENTS *(continued)*

(f) Estimation of fair values *(continued)*

(ii) Derivatives

Forward exchange forward contracts are marked to market using quoted market prices.

(iii) Interest-bearing loans and borrowings and short-term debentures

The fair value is estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

(iv) Interest rates used for determining fair value

The entity uses the interest rates quoted from the People's Bank of China for the same period less 10% as of 31 December 2007, which represent the average borrowing cost of the Group, to discount financial instruments. The interest rates used are as follows:

	2007	2006
Short-term debentures	**3.38%**	3.38%
Loans and borrowings	**4.98% - 7.047%**	4.98% - 6.156%

38 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

38 ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(a) Impairment for non-current assets

If circumstances indicate that the net book value of a non-current asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of assets". The carrying amounts of non-current assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, tariff and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, tariff and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account upgrading and improvement work performed, and anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c) Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the ageing of the trade receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(Expressed in Renminbi)

39 NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) On 13 February 2008, the Company announced a proposed acquisition of certain subsidiaries of China Huadian at a consideration of RMB2,011 million. The acquisition is subject to the approval of shareholders of the Company at the forthcoming Extraordinary General Meeting, the scheduled date of which is subject to further announcement.

(b) On 17 March 2008, the Group issued short-term debentures of RMB1,000 million and RMB2,500 million at par with maturity period of 273 days and 365 days respectively in the PRC interbank debenture market.

(c) After the balance sheet date, the directors proposed a final dividend. Further details have been disclosed in note 12(a).

40 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy as disclosed in note 3(a).

As a result of adopting IFRS 7, Financial instruments: Disclosures, and the amendments to IAS 1, Presentation of financial statements: Capital disclosures, certain comparative figures have been adjusted to conform with changes in disclosures in the current year and to show separately comparative amounts in respect of items disclosed for the first time in 2007. Further details of these developments are disclosed in note 3(b).

41 PARENT AND ULTIMATE HOLDING COMPANY

The directors of the Company consider its parent and ultimate holding company to be China Huadian, which is a state-owned enterprise established in the PRC. China Huadian does not produce financial statements available for public use.

42 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2007

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, IFRS 8, Operating segments, which is effective for annual periods beginning on or after 1 January 2009, may result in new or amended disclosures in the financial statements.

FIVE YEARS FINANCIAL SUMMARY

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	2003 (restated)	2004 (restated)	2005 (restated)	2006 (restated)	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
Turnover	7,141,361	9,168,715	12,964,047	14,699,964	**20,341,122**
Profit before taxation	1,554,819	1,545,305	1,664,378	1,879,412	**1,789,567**
Income tax	(506,291)	(473,244)	(507,425)	(520,469)	**(269,102)**
Profit for the year	1,048,528	1,072,061	1,156,953	1,358,943	**1,520,465**
Attributable to:					
Equity shareholders of the Company	1,028,647	1,045,708	1,066,421	1,201,201	**1,196,860**
Minority interests	19,881	26,353	90,532	157,742	**323,605**
Profit for the year	1,048,528	1,072,061	1,156,953	1,358,943	**1,520,465**
Total non-current assets	17,553,397	24,501,660	31,412,629	50,379,076	**61,563,473**
Total current assets	1,468,355	3,072,674	2,700,712	3,660,271	**4,389,947**
Total assets	19,021,752	27,574,334	34,113,341	54,039,347	**65,953,420**
Total current liabilities	(2,329,838)	(6,739,283)	(7,788,747)	(18,622,129)	**(24,221,200)**
Total non-current liabilities	(7,388,392)	(10,148,549)	(12,662,178)	(19,569,315)	**(23,589,538)**
Net assets	9,303,522	10,686,502	13,662,416	15,847,903	**18,142,682**
Total equity attributable to equity shareholders of the Company	9,116,936	9,873,559	12,621,709	13,476,266	**14,299,819**
Minority interests	186,586	812,943	1,040,707	2,371,637	**3,842,863**
Total equity	9,303,522	10,686,502	13,662,416	15,847,903	**18,142,682**
	(Note)	*(Note)*	*(Note)*	*(Note)*	

Note:

In 2007, the Group changed its accounting policy to account for investment in jointly controlled entity from proportionate consolidated method to equity method. The change in accounting policy has been adopted retrospectively. The adoption of the equity method only resulted in a reclassification of the accounting captions of the Group's consolidated financial statements.

All Shareholders of Huadian Power International Corporation Limited,

We have audited the accompanying financial statements of the Company, which comprise the consolidated balance sheet and balance sheet as at 31 December 2007, the consolidated income statement and income statement, the consolidated statement of changes in equity and statement of changes in equity, the consolidated cash flow statement and cash flow statement for the year then ended, and notes to the financial statements.

1. MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People's Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2. AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. OPINION

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2007, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

Beijing, the People's Republic of China

Zhang Jun
Hu Jianfei

25 March 2008

CONSOLIDATED BALANCE SHEET

as at 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

ASSETS	Note	2007	2006
Current assets			
Cash at bank and on hand	7	**1,393,239**	1,333,272
Bills receivable	8	**271,011**	7,068
Trade receivables	9	**1,691,300**	1,519,151
Prepayments	10	**260,973**	66,678
Other receivables	11	**21,947**	147,330
Inventories	12	**649,780**	730,941
Total current assets		**4,288,250**	3,804,440
Non-current assets			
Long-term equity investments	13	**2,064,588**	1,832,061
Fixed assets	14	**52,433,054**	36,013,068
Construction in progress	15	**3,779,818**	4,730,411
Construction materials	15	**612,641**	1,181,993
Construction and construction material prepayments		**1,639,463**	6,345,802
Intangible assets	16	**772,226**	787,922
Goodwill	17	**37,511**	37,511
Deferred tax assets	18	**125,643**	131,066
Investment deposit	19	**—**	15,250
Total non-current assets		**61,464,944**	51,075,084
Total assets		**65,753,194**	54,879,524

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

CONSOLIDATED BALANCE SHEET *(continued)*

as at 31 December 2007

(Prepared under China Accounting Standards for Business Enterprises (2006))

(Expressed in Renminbi'000)

LIABILITIES AND SHAREHOLDERS' EQUITY	*Note*	**2007**	2006
Current liabilities			
Short-term loans	22	**9,524,192**	10,119,902
Bills payable	23	**2,345,934**	1,730,686
Trade payables	24	**4,140,712**	3,015,108
Wages payable	25	**95,652**	277,707
Taxes payable	5(3)	**337,613**	319,617
Other payables	26	**1,969,669**	1,232,878
Short-term debenture payables	27	**3,985,759**	—
Long-term loans due within one year	28	**1,719,972**	2,369,078
Total current liabilities		**24,119,503**	19,064,976
Non-current liabilities			
Long-term loans	29	**22,551,500**	19,095,926
Special payables		**—**	15,640
Deferred tax liabilities	18	**759,728**	774,342
Other non-current liabilities		**112,708**	28,360
Total non-current liabilities		**23,423,936**	19,914,268
Total liabilities		**47,543,439**	38,979,244

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

CONSOLIDATED BALANCE SHEET *(continued)*

as at 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

LIABILITIES AND SHAREHOLDERS' EQUITY *(CONTINUED)*	*Note*	**2007**	2006
Shareholders' equity			
Share capital	30	**6,021,084**	6,021,084
Capital reserve	31(a)	**2,061,906**	2,072,416
Surplus reserves	31(b)	**1,472,609**	1,379,790
Retained profits		**4,780,035**	4,019,891
Total equity attributable to equity shareholders of the Company		**14,335,634**	13,493,181
Minority interests		**3,874,121**	2,407,099
Total shareholders' equity		**18,209,755**	15,900,280
Total liabilities and shareholders' equity		**65,753,194**	54,879,524

These financial statements were approved by the Board of Directors on 25 March 2008.

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

BALANCE SHEET

as at 31 December 2007

(Prepared under China Accounting Standards for Business Enterprises (2006))

(Expressed in Renminbi'000)

ASSETS	Note	2007	2006
Current assets			
Cash at bank and on hand	7	**1,077,873**	576,989
Bills receivable	8	**5,021**	—
Trade receivables	9	**57,385**	530,690
Prepayments	10	**222,035**	27,347
Other receivables	11	**41,751**	319,910
Inventories	12	**195,283**	299,032
Total current assets		**1,599,348**	1,753,968
Non-current assets			
Long-term equity investments	13	**9,446,318**	5,641,925
Fixed assets	14	**9,928,732**	14,763,712
Construction in progress	15	**473,285**	1,152,735
Construction materials	15	**—**	48,009
Construction and construction material prepayments		**508,471**	1,048,020
Intangible assets	16	**169,053**	215,161
Goodwill	17	**12,111**	12,111
Deferred tax assets	18	**21,226**	82,274
Investment deposit	19	**—**	15,250
Total non-current assets		**20,559,196**	22,979,197
Total assets		**22,158,544**	24,733,165

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

BALANCE SHEET *(continued)*

as at 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

LIABILITIES AND SHAREHOLDERS' EQUITY	*Note*	**2007**	2006
Current liabilities			
Short-term loans	22	**1,906,972**	4,486,902
Bills payable	23	**822,494**	480,000
Trade payables	24	**198,881**	1,231,025
Wages payable	25	**34,949**	188,655
Taxes payable	5(3)	**209,436**	230,832
Other payables	26	**516,811**	606,535
Short-term debenture payables	27	**3,985,759**	—
Long-term loans due within one year	28	**217,559**	1,479,935
Total current liabilities		**7,892,861**	8,703,884
Non-current liabilities			
Long-term loans	29	**1,368,692**	3,726,841
Special payables		—	15,640
Deferred tax liabilities	18	**62,280**	—
Total long-term liabilities		**1,430,972**	3,742,481
Total liabilities		**9,323,833**	12,446,365
Shareholders' equity			
Share capital	30	**6,021,084**	6,021,084
Capital reserve	31(a)	**1,948,002**	1,954,966
Surplus reserves	31(b)	**1,472,609**	1,379,790
Retained profits		**3,393,016**	2,930,960
Total shareholders' equity		**12,834,711**	12,286,800
Total liabilities and shareholders' equity		**22,158,544**	24,733,165

These financial statements were approved by the Board of Directors on 25 March 2008.

Cao Peixi	**Zhu Fangxin**	**Chen Cunlai**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 181 to 293 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

	Note	2007	2006
Turnover	33	**20,492,457**	14,776,268
Less: Cost of sales	34	**(16,533,166)**	(11,791,599)
Sales taxes and surcharges	35	**(207,901)**	(157,389)
Administrative expenses		**(687,786)**	(596,678)
Finance expenses	36	**(1,381,912)**	(454,748)
Impairment losses		**(7,410)**	(739)
Add: Investment income	37	**130,606**	117,963
Including: investment income from associates and jointly controlled entity		**130,606**	98,667
Operating profit		**1,804,888**	1,893,078
Add: Non-operating income		**26,561**	5,851
Less: Non-operating expenses		**(8,500)**	(8,570)
Total profit		**1,822,949**	1,890,359
Less: Income tax	38	**(275,940)**	(519,960)
Net profit		**1,547,009**	1,370,399
Including: loss of acquiree before business combination		**—**	(5,805)
Including: net profit attributable to equity shareholders of the Company		**1,226,270**	1,212,223
minority interests		**320,739**	158,176
Earnings per share *(RMB)*:			
Basic earnings per share		**0.204**	0.201
Diluted earnings per share		**0.204**	0.201

These financial statements were approved by the Board of Directors on 25 March 2008.

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

INCOME STATEMENT

for the year ended 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

	Note	2007	2006
Turnover	33	**8,591,502**	7,762,058
Less: Cost of sales	34	**(6,942,994)**	(6,114,640)
Sales taxes and surcharges	35	**(92,046)**	(86,740)
Administrative expenses		**(355,863)**	(341,135)
Finance expenses	36	**(360,066)**	(127,861)
Impairment losses		**4,672**	(676)
Add: Investment income	37	**144,264**	154,600
Including: investment income from associates and jointly controlled entity		**130,606**	98,667
Operating profit		**989,469**	1,245,606
Add: Non-operating income		**260,964**	107
Less: Non-operating expenses		**(6,140)**	(8,257)
Total profit		**1,244,293**	1,237,456
Less: Income tax	38	**(316,111)**	(354,608)
Net profit		**928,182**	882,848

These financial statements were approved by the Board of Directors on 25 March 2008.

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

	Note	2007	2006
Cash flow from operating activities:			
Cash received from sales of electricity and heat		**23,107,093**	17,182,390
Other cash received relating to operating activities		**218,390**	58,302
Sub-total of cash inflow from operating activities		**23,325,483**	17,240,692
Cash paid for goods and services		**(13,531,132)**	(9,915,347)
Cash paid to and for employees		**(1,321,322)**	(1,119,831)
Cash paid for all types of taxes		**(2,537,848)**	(2,146,952)
Other cash paid relating to operating activities		**(693,329)**	(553,743)
Sub-total of cash outflow from operating activities		**(18,083,631)**	(13,735,873)
Net cash flow from operating activities	39(1)	**5,241,852**	3,504,819
Cash flow from investing activities:			
Cash received from disposal of investments		**—**	84,761
Cash received from investment income		**55,749**	17,053
Net cash received from disposal of fixed assets		**1,168**	76,002
Acquisition of a subsidiary, net of cash required		**—**	61,683
Other cash received relating to investing activities		**121,330**	21,736
Sub-total of cash inflow from investing activities		**178,247**	261,235
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(10,220,483)**	(13,440,047)
Cash paid for acquisitions of investments		**(158,410)**	(845,190)
Cash paid for acquisition of a subsidiary	39(3)	**(10,160)**	—
Net cash paid for disposal of subsidiaries		**—**	(4,307)
Other cash paid relating to investing activities		**(7,470)**	(48,389)
Sub-total of cash outflow from investing activities		**(10,396,523)**	(14,337,933)
Net cash flow from investing activities		**(10,218,276)**	(14,076,698)

Cao Peixi	**Zhu Fangxin**	**Chen Cunlai**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 181 to 293 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT *(continued)*

for the year ended 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

	Note	2007	2006
Cash flow from financing activities:			
Proceeds from investments		**1,159,578**	585,262
Including: proceeds from investments from minority shareholders of subsidiaries		**1,159,578**	585,262
Proceeds from borrowings		**28,781,304**	28,144,690
Proceeds from bills receivable discounted		**1,062,541**	460,000
Proceeds from government granted and special payables		**22,818**	67,380
Decrease in guarantee deposits of bank acceptance bills		**296,108**	—
Other cash received relating to financing activities		**3,530**	13,721
Sub-total of cash inflow from financing activities		**31,325,879**	29,271,053
Repayment of borrowings		**(22,567,831)**	(16,533,653)
Cash paid for dividends, profits or interest		**(2,267,925)**	(1,639,415)
Including: dividends and profits paid to minority shareholders		**(7,497)**	(18,196)
Other cash paid relating to financing activities		**(101,213)**	(24,853)
Repayment of bills payable		**(1,056,411)**	—
Increase in guarantee deposits of bank acceptance bills		**—**	(316,058)
Sub-total of cash outflow from financing activities		**(25,993,380)**	(18,513,979)
Net cash flow from financing activities		**5,332,499**	10,757,074
Net increase in cash and cash equivalents		**356,075**	185,195
Add: Cash and cash equivalent at the beginning of the year		**1,017,214**	832,019
Cash and cash equivalent at the end of the year	39(2)	**1,373,289**	1,017,214

These financial statements were approved by the Board of Directors on 25 March 2008.

Cao Peixi	**Zhu Fangxin**	**Chen Cunlai**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 181 to 293 form part of these financial statements.

CASH FLOW STATEMENT

for the year ended 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

	Note	2007	2006
Cash flow from operating activities:			
Cash received from sales of electricity and heat		**10,433,216**	9,275,763
Other cash received relating to operating activities		**53,950**	7,288
Sub-total of cash inflow from operating activities		**10,487,166**	9,283,051
Cash paid for goods and services		**(6,360,074)**	(5,228,937)
Cash paid to and for employees		**(657,754)**	(645,259)
Cash paid for all types of taxes		**(1,161,122)**	(1,249,034)
Other cash paid relating to operating activities		**(271,608)**	(260,550)
Sub-total of cash outflow from operating activities		**(8,450,558)**	(7,383,780)
Net cash flow from operating activities	39(1)	**2,036,608**	1,899,271
Cash flow from investing activities:			
Cash received from disposal of investments		**—**	85,251
Cash received from investment income		**69,407**	41,357
Cash received from disposal of fixed assets		**728**	75,446
Other cash received relating to investing activities		**16,095**	629,644
Sub-total of cash inflow from investing activities		**86,230**	831,698
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(1,760,570)**	(3,546,279)
Cash paid for acquisitions of investments		**(2,246,039)**	(2,114,012)
Other cash paid relating to investing activities		**(5,340)**	(164)
Sub-total of cash outflow from investing activities		**(4,011,949)**	(5,660,455)
Net cash flow from investing activities		**(3,925,719)**	(4,828,757)

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

CASH FLOW STATEMENT *(continued)*

for the year ended 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

	Note	2007	2006
Cash flow from financing activities:			
Proceeds from borrowings		**12,037,664**	10,865,116
Proceeds from government grants and special payables		**—**	52,080
Proceeds from bills receivable discounted		**984,541**	360,000
Decrease in guarantee deposits of bank acceptance bills		**319**	—
Other cash received relating to financing activities		**—**	13,721
Sub-total of cash inflows		**13,022,524**	11,290,917
Repayment of borrowings		**(9,824,091)**	(7,510,568)
Cash paid for dividends, profits or interest		**(749,995)**	(738,538)
Increase in guarantee deposits for bank acceptance bills		**—**	(319)
Other cash paid relating to financing activities		**(58,124)**	(19,910)
Sub-total of cash outflows		**(10,632,210)**	(8,269,335)
Net cash flow from financing activities		**2,390,314**	3,021,582
Net increase in cash and cash equivalents		**501,203**	92,096
Add: Cash and cash equivalent at the beginning of the year		**576,670**	484,574
Cash and cash equivalent at the end of the year	39(2)	**1,077,873**	576,670

These financial statements were approved by the Board of Directors on 25 March 2008.

Cao Peixi	**Zhu Fangxin**	**Chen Cunlai**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 181 to 293 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2007

(Prepared under China Accounting Standards for Business Enterprises (2006))

(Expressed in Renminbi'000)

	2007						
	Attributable to shareholders' equity of the Company						
	Share capital	Capital reserve	Surplus reserve	Retained profits	Sub-total	Minority interests	Total equity
Balance as at last year end	6,021,084	2,018,190	1,521,931	3,816,111	13,377,316	2,081,356	15,458,672
Change in accounting policies *(note 4)*	–	44,726	(142,141)	209,734	112,319	325,556	437,875
Adjustment on capital reserve of business combination involving entities under common control	–	9,500	–	(5,954)	3,546	187	3,733
Opening balance of the year	6,021,084	2,072,416	1,379,790	4,019,891	13,493,181	2,407,099	15,900,280
Changes in amount during the year							
Net profit	–	–	–	1,226,270	1,226,270	320,739	1,547,009
Acquisition of a subsidiary	–	–	–	–	–	–	–
Decrease in investment in subsidiaries	–	–	–	–	–	–	–
Acquisition of minority shareholders	–	–	–	–	–	–	–
Capital injection from minority shareholders to subsidiaries	–	–	–	–	–	1,159,801	1,159,801
Capital contribution by the state	–	15,640	–	–	15,640	–	15,640
Adjustment on capital reserve of business combination involving entities under common control	–	(25,410)	–	–	(25,410)	–	(25,410)
Profit and loss directly attributable to shareholders' equity							
– Effect on other changes in shareholders' equity of the investee unit under equity method	–	(740)	–	–	(740)	–	(740)
Profit appropriation	–	–	92,819	(466,126)	(373,307)	(13,518)	(386,825)
Closing balance of the year	6,021,084	2,061,906	1,472,609	4,780,035	14,335,634	3,874,121	18,209,755

	2006						
	Attributable to shareholders' equity of the Company						
	Share capital	Capital reserve	Surplus reserve	Retained profits	Sub-total	Minority interests	Total equity
Balance as at last year end	6,021,084	1,897,561	1,409,742	3,197,784	12,526,171	977,006	13,503,177
Change in accounting policies *(note 4)*	–	–	(118,237)	89,978	(28,259)	58,232	29,973
Adjustment on capital reserve of business combination involving entities under common control	–	9,500	–	(439)	9,061	477	9,538
Opening balance of the year	6,021,084	1,907,061	1,291,505	3,287,323	12,506,973	1,035,715	13,542,688
Changes in amount during the year							
Net profit	–	–	–	1,217,738	1,217,738	158,466	1,376,204
Acquisition of a subsidiary	–	44,726	–	–	44,726	694,835	739,561
Decrease in investment in subsidiaries	–	–	–	–	–	(7,712)	(7,712)
Acquisition of minority shareholders	–	–	–	–	–	(90,780)	(90,780)
Capital injection from minority shareholders to subsidiaries	–	–	–	–	–	588,358	588,358
Capital contribution by the state	–	117,495	–	–	117,495	39,845	157,340
Adjustment on capital reserve of business combination involving entities under common control	–	–	–	(5,515)	(5,515)	(290)	(5,805)
Profit and loss directly attributable to shareholders' equity							
– Effect on other changes in shareholders' equity of the investee unit under equity method	–	3,134	–	–	3,134	–	3,134
Profit appropriation	–	–	88,265	(479,655)	(391,370)	(11,338)	(402,708)
Closing balance of the year	6,021,084	2,072,416	1,379,790	4,019,891	13,493,181	2,407,099	15,930,281

These financial statements were approved by the Board of Directors on 25 March 2008.

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2007
(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi'000)

	2007					2006				
	Share capital	Capital reserve	Surplus reserve	Retained profits	Total equity	Share capital	Capital reserve	Surplus reserve	Retained profits	Total equity
Balance as at last year end	**6,021,084**	**2,018,190**	**1,521,931**	**3,816,111**	**13,377,316**	6,021,084	1,897,561	1,409,742	3,197,784	12,526,171
Change in accounting policies *(note 4)*	**–**	**(63,224)**	**(142,141)**	**(885,151)**	**(1,090,516)**	–	(25,169)	(118,237)	(670,017)	(813,423)
Opening balance of the year	**6,021,084**	**1,954,966**	**1,379,790**	**2,930,960**	**12,286,800**	6,021,084	1,872,392	1,291,505	2,527,767	11,712,748
Changes in amount during the year										
Net profit	**–**	**–**	**–**	**928,182**	**928,182**	–	–	–	882,848	882,848
Adjustment on capital reserve of business combination involving entities under common control	**–**	**(21,864)**	**–**	**–**	**(21,864)**	–	–	–	–	–
Capital contribution by the state	**–**	**15,640**	**–**	**–**	**15,640**	–	79,440	–	–	79,440
Profit and loss directly attributable to shareholders' equity — Effect on other changes in shareholders' equity of the investee unit under equity method	**–**	**(740)**	**–**	**–**	**(740)**	–	3,134	–	–	3,134
Profit appropriation	**–**	**–**	**92,819**	**(466,126)**	**(373,307)**	–	–	88,285	(479,655)	(391,370)
Closing balance of the year	**6,021,084**	**1,948,002**	**1,472,609**	**3,393,016**	**12,834,711**	6,021,084	1,954,966	1,379,790	2,930,960	12,286,800

These financial statements were approved by the Board of Directors on 25 March 2008.

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Chen Cunlai
Head of accounting department

The notes on pages 181 to 293 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS

(Prepared under China Accounting Standards for Business Enterprises (2006))
(Expressed in Renminbi)

1 COMPANY STATUS

Huadian Power International Corporation Limited (hereinafter referred to as the "Company") is a joint stock company limited by shares established in the People's Republic of China (the "PRC") on 28 June 1994 and has its headoffice at 14 Jingsan Road, Jinan, Shandong Province, PRC. Its parent and ultimate holing company is China Huadian Corporation ("China Huadian").

The Company is a joint stock company limited by shares pursuant to the approval document (Ti Gai Sheng [1994] No. 76 - Reply on the approval for the establishment of Shandong International Power Development Company Limited) issued by the former State Commission for Economic Restructuring of the PRC. The Company had a registered share capital of Rmb 3,825,056,200, divided into 3,825,056,200 ordinary shares of Rmb 1 each. At the same date, the Company's joint promoters, namely Shandong Electric Power (Group) Corporation ("SEPCO"), Shandong International Trust and Investment Corporation, Shandong Luneng Development (Group) Company Limited, China Power Trust and Investment Company Limited and Zaozhuang City Infrastructure Investment Company, injected all assets (except parcels of land) and liabilities, together with certain construction in progress, of two power plants in Zouxian and Shiliquan of Shandong Province into the Company. In return, these joint promoters were being allotted the entire share capital mentioned above.

Pursuant to the document (Zheng Jian Fa [1998] No. 317) issued by the Securities Commission of the State Council on 15 December 1998, the Company was authorised to issue H shares and its registered share capital had been increased to 5,256,084,200 ordinary shares of Rmb 1 each, comprising of 3,825,056,200 domestic shares and 1,431,028,000 H shares. The Company's 1,431,028,000 H shares were successfully listed on The Stock Exchange of Hong Kong Limited in June 1999.

The Company changed its name from "Shandong International Power Development Company Limited" to "Huadian Power International Corporation Limited" pursuant to a resolution passed on the general meeting held on 24 June 2003. On 1 November 2003, the Company obtained a new business licence for body corporate (Qi Gu Lu Zong Zi No. 003922).

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to issue 765,000,000 RMB ordinary shares with par value of RMB 1 each. As a result, the registered capital of the Company was increased to 6,021,084,200 shares. The RMB ordinary shares include 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

(Expressed in Renminbi)

1 COMPANY STATUS *(continued)*

Pursuant to Guo Zi Chan Quan [2006] No.700 "Notice on Approval of the Share Reform of Huadian Power International Corporation Limited" issued by the State-owned Assets Supervision and Administration Commission of the State Council, the Company implemented a share reform (the "Share Reform") on 28 July 2006. All holders of non-circulating shares transferred 3 shares for every 10 shares held by the registered holders of circulating A shares as at the book closing date of the implementation of the Share Reform (28 July 2006) as consideration, totalling 170,700,000 domestic shares. Effective from 1 August 2006, all domestic shares of the Company became eligible for listing and circulation on the Shanghai Stock Exchange. However, the 3,449,157,304 original domestic shares held by the original domestic shareholders are not yet circulated on 31 December 2007 due to restriction for disposal imposed on these shares.

All A shares and H shares of the Company rank pari passu in all material respects.

The Company and its subsidiaries (the "Group") are principally engaged in power generation and heat supply activities. Electricity generated is transmitted to power grid companies of provinces in which the power plants are located.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

(1) Statement of Compliance with the China Accounting Standards for Business Enterprises

These financial statements have been prepared in accordance with the requirements of the China Accounting Standards for Business Enterprises ("CAS") (2006) issued by the Ministry of Finance of the PRC ("MOF"), and present truly and wholly the consolidated financial position and the financial position, the consolidated results of operations and the results of operations and the consolidated cash flows and the cash flows of the Group.

These financial statements also comply with the disclosure requirements of "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports" revised by the China Securities Regulatory Commission ("CSRC") in 2007.

(2) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(3) Measurement Attributes

The measurement basis used in the preparation of the Company's financial statements is the historical cost basis, except for fair value hedges (see note 3(11) (a)).

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS *(continued)*

(4) Functional and presentation currency

The Group's functional currency is Renminbi. These financial statements are presented in Renminbi.

3 THE PRINCIPAL ACCOUNTING POLICIES

(1) Business combination and consolidated financial statements

(a) Business combination involving entities under common control

A business combination involving enterprises under common control is a business combination in which all of the combining enterprises are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities obtained are measured at the acquiree's carrying amounts as recorded by the enterprise being absorbed at the combination date. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination (or the total face value of shares issued) is adjusted to share premiums in the capital reserve. If he balance of share premium is insufficient, any excess is adjusted to retained earnings. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b) Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. The cost of a business combination paid by the Group is the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the Group, in exchange for control of the acquiree plus any cost directly attributable to the business combination. The difference between the fair value and the carrying amount is recognised in the income statement. The purchase date is the date on which the Group effectively obtains control of the acquiree.

The Group allocates the cost of a business combination at the acquisition date by recognising the fair value of the acquiree's various identifiable assets, liabilities or contingent liabilities as they are acquired.

Any excess of the cost of a business combination over the Group's interest in the fair value of the acquired identifiable net assets is recognised as goodwill (see note 3(9)).

Any excess of the Group's interest in the fair value of the acquiree's identifiable net assets over the cost of a business combination is recognised in profit or loss.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(1) Business combination and consolidated financial statements *(continued)*

(c) Consolidated financial statements

The consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary's assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary's financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting period through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Minority interests are presented separately in the consolidated balance sheet within equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

Where the amount of losses attributable to the minority shareholders of a subsidiary exceeds the minority shareholders' portion of the equity of the subsidiary, the excess, and any further losses attributable to the minority shareholders, are allocated against the equity attributable to the Company except to the extent that the minority shareholders have a binding obligation under the articles of association or an agreement and are able to make additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the equity attributable to the Company until the minority shareholders' share of losses previously absorbed by the Company has been recovered.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(1) Business combination and consolidated financial statements *(continued)*

(c) Consolidated financial statements *(continued)*

When the accounting period or accounting policies of a subsidiary are different from those of the Company, the Company makes necessary adjustments to the financial statements of the subsidiary based on the Company's own accounting period or accounting policies. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

(2) Translation of foreign currencies

Capital injections by investors in foreign currency are translated into Renminbi at the spot exchange rates on the date of the receipt. Other foreign currency transactions are translated into Renminbi at the spot exchange rates on the transaction dates.

Spot exchange rates are quoted by the People's Bank of China, the State Administration of Foreign Exchange, or other exchange rates based on the published exchange rates.

Foreign currency monetary items are translated to Renminbi at the spot exchange rates at the balance sheet date. The resulting exchange gains and losses, except for those directly related to the acquisition or construction of qualifying assets (see note 3(17)), are recognised in profit or loss. Foreign currency non-monetary items measured at historical cost are translated to Renminbi using he foreign exchange rate at the transaction date. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the valuation date. After translation, the difference between the translated amount and the amount in the original reporting currency is recognised as capital reserve, if classified as available-for-sale financial assets of foreign currency non-monetary items; or recognised in the profit or loss, if measured at fair value and with changes in the fair value stated in the profit or loss.

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(4) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by power plants, are carried at the lower of cost and net realisable value.

The cost of inventories includes cost of purchase and, where applicable, transportation cost and handling fee. Inventories are initially measured at their actual cost. The cost of coal and fuel oil is calculated on the weighted monthly average basis. The cost of materials, components and spare parts is calculated on the weighted moving average basis.

Any excess of cost over the net realisable value of each class of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price of the good produced less the estimated cost to be incurred to complete the production during the normal production process, the estimated selling costs and related taxes.

The Group maintains a perpetual inventory system.

(5) Long-term equity investments

(a) Investment in subsidiaries

In the Group's consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in note 3(1)(c).

In the Company's financial statement, investment in subsidiaries are accounted for using the cost method. The investments are stated at cost less impairment losses (see note 3(10)) in the balance sheet. At initial recognition, such investments are measured as follows:

— For a long-term equity investment resulting from a business combination involving entities under common control, the Group's initial investment cost is the carrying amount of its share of the owners' equity in an acquiree on the acquisition date. The difference between the initial investment cost, and the cash paid plus non-monetary assets transferred and the carrying amount of the liabilities assumed by the Group, is recognised as equity in the capital reserve (or capital premium), and in the retained earnings of any shortfall.

— The initial investment cost of a long-term equity investment obtained through a business combination involving entities not under common control is the cost of acquisition determined at the acquisition date.

— An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual payment cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors. For a long-term equity investment acquired through an exchange of non-monetary assets, the initial cost should be recognised at the fair value of the exchanged assets and the amount of related taxation payables.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(5) Long-term equity investments *(continued)*

(b) Investment in jointly controlled entities and associates

A jointly controlled entity is an enterprise which operates under joint control in accordance with a contractual agreement between the Group and other parties. Joint control is the contractual agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing the control.

An associate is an enterprise over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but is not control or joint control over those policies.

An investment in a jointly controlled entity or an associate is accounted for using the equity method. At year-end, the Group makes provision for impairment loss of investments in jointly controlled entities and associates (see Note 3(10)).

When an investment in a jointly controlled entity and an associate is initially recognised, the Group's initial investment cost is recorded at the actual amount paid if the long-term equity investment was made in cash or at the fair value of securities, where the long-term equity investment has been made with the issue of equity securities. The initial investment cost for a long-term equity investment made by an investor is stated at the agreed price of a contract or an agreement.

3 . THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(5) Long-term equity investments *(continued)*

(b) Investment in jointly controlled entities and associates *(continued)*

The Group makes the following accounting treatments when using the equity method:

— The initial investment cost of a long-term equity investment is recognised as the investment cost, if it is greater than the share of the fair value of the acquiree's identifiable net assets at the time of acquisition. Conversely, the share of the fair value of the acquiree's identifiable net assets at the time of investment is recognised as the investment cost, if it is greater than the initial investment cost of the long-term equity investment. The difference between the long-term equity investment cost and the initial investment cost is recognised in the profit or loss.

— After investing in jointly controlled entities and associates, the Group recognises its return on investment in line with its entitlement or assumed share of the investee units' realised net profits or losses, and adjusts the carrying amount of its long-term equity investment accordingly. The Group reduces the carrying amount of its long-term equity investment based on its entitled share of the profits distributed or the cash dividend declared by the investee units.

The Group's entitlement or assumed share of the investee units' realised net profits or losses is measured at the fair value of the investee units' various identifiable assets at the time of investment. Where the accounting policies and the accounting periods of the investee units differ from those of the Group, necessary adjustments are made to the investee units' financial statements in accordance with the Group's accounting policies and accounting period using the equity method. Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated for the part attributable to the Group calculated based on its share of the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(5) Long-term equity investments *(continued)*

(b) Investment in jointly controlled entities and associates *(continued)*

— When the Group's share of losses exceeds its interest in jointly controlled entities or associates, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent the Group has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entities or associates. For this purpose, the Group's interest in jointly controlled entities or associates is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in jointly controlled entities or associate. The Group could continue to recognise the equity income if investment in jointly controlled entities or associates of the Group subsequently incurs net profits exceeds its unrecognised share of losses.

(c) Other long-term investments

Other long-term equity investments refer to investments that are not under the Group's control, joint control, or significant influence and without quoted prices in active markets and reliably estimated fair values

The initial cost of investment in these enterprises is initially recognised in accordance with the same principle as the initial investment cost and measurement principles for jointly controlled entities and associates and then accounted for using the cost method. At year-end, provision for impairment loss on such investments is made in accordance with note 3(11).

(Expressed in Renminbi)

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(6) Fixed assets and construction in progress

Fixed assets are assets with comparatively high unit values held by the Group for use in the generation of electricity and heat and for administrative purposes. They are expected to be used for more than one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 3(10)). Construction in progress is stated in the balance sheet at cost less impairment losses (see note 3(10)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(17)), and any other costs directly attributable to bringing the asset to working condition for its intended use.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, they are recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The respective estimated useful lives and the estimated rate of residual values on cost adopted for the Group's fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value	Depreciation rate
Plants and buildings	15 - 35 years	3% - 5%	2.7% - 6.5%
Generators	5 - 20 years	3% - 5%	4.8% - 19.4%
Others	5 - 10 years	3% - 5%	9.5% - 19.4%

Useful lives, residual values and depreciation methods are reviewed, at least, at each year-end.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(7) Operating lease charges

Rental payments under operating leases are charged as cost of relevant assets expenses on a straight-line basis over the lease term.

(8) Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see note 3(10)). Intangible assets with fixed useful lives are amortised at cost, less the estimated rate of residual value and the impairment loss provision over their estimated useful lives using the straight-line method. Land use rights have an amortisation period based on the period stated in land use right certificates.

Intangible assets whose economic benefit generating periods cannot be foreseen are classified as intangible assets with indefinite useful lives. As at the balance sheet date, no intangible assets with indefinite useful lives were recorded.

(9) Goodwill

Goodwill represents the excess of cost of acquisition over the Group's interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill arising on the acquisition of minority interests in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net asset acquired at the date of exchange.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(10)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(10) Impairment for non-financial long term assets

Internal and external sources of information are reviewed at each balance sheet date for indications of impairment in the following assets:

— fixed assets;

— construction in progress;

— construction materials;

— intangible assets; and

— long-term equity investments in subsidiaries, associates and jointly controlled entities.

Assets with indications of impairment are tested for impairment to estimate the recoverable amount. In addition, the recoverable amount of goodwill is estimated annually whether there is any indication of impairment. Goodwill in related asset units or groups of asset units is tested for impairment.

An asset group is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or asset units. It comprises assets which generate cash inflows. In identifying an asset unit, the Group primarily considers the asset group's ability to independently generate cash inflows in addition to the management of production and operational activities, and the use or disposal of assets.

The recoverable amount of an asset (or asset group or set of asset groups, same as below) is the higher of the net amount of its fair value less the costs of disposal, and the present value of its estimated future cash flows.

The net amount of the asset's fair value less the costs of disposal is dependent on the agreed selling price in fair trade less the costs of disposal directly attributable to the asset. Based on the estimated future cash flows generated through the process of continuous use and the assets' later disposal, and after factors such as the estimated future cash flows, the useful life, and discount rate have been considered, the present value of the asset's estimated future cash flows is calculated, after it has been discounted using the appropriate pre-tax discount rate.

An impairment loss is recognised if the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset group or a set of asset groups first reduce the carrying amount of any goodwill allocated to the asset group or set of asset groups, and then reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, that the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Once the impairment loss is recognised, it cannot be reversed in subsequent accounting periods.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(11) Financial instruments

The Group's financial instruments include cash at bank and on hand, receivables, payables, loans, short-term debenture payables and share capital, etc.

(a) Recognition and measurement of financial assets and financial liabilities

Financial assets and financial liabilities are recognised in the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

On initial recognition, based on its purpose of acquisition of assets and obligation of liabilities, the Group classifies its financial assets and liabilities into following different categories: financial assets and financial liabilities designated to be measured at fair value and with changes in the fair value charged to the profit or loss, loans and receivables and other financial liabilities.

Financial assets and financial liabilities are initially measured at fair value. The transaction costs for financial assets or financial liabilities designated to be measured at fair value, and with changes in the fair value charged to the profit or loss, are directly stated in the profit or loss. The transaction costs for other categories of financial assets or financial liabilities are included in the initially recognised amount.

— Financial assets and financial liabilities designated to be measured at fair value, and with changes in the fair value charged to the profit or loss (including tradable financial assets or financial liabilities)

  This category includes financial assets, financial liabilities, and derivative instruments held by the Group for sale or repurchase in the short term, but excludes derivative instruments designated as effective hedging tools, the derivatives of financial guarantee contracts, derivatives linked to an equity investment which has neither a quoted price in an active market nor a reliably estimated fair value and shall be settled upon delivery of the said equity instrument.

  Subsequent to initial recognition, the financial assets and financial liabilities designated to be measured at fair value, and with changes in the fair value charged to profit or loss, are measured at fair value, and the gains or losses arising from changes in the fair value are stated in the profit or loss.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(11) Financial instruments *(continued)*

(a) Recognition and measurement of financial assets and financial liabilities *(continued)*

— Receivables

Receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in active markets.

Subsequent to initial recognition, receivables are measured at amortised cost using the effective interest rate method.

— Other financial liabilities

Other financial liabilities are financial liabilities aside from those measured at fair value, with changes in the fair value charged to profit and loss.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see Note 3(14)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(11) Financial instruments *(continued)*

(b) Impairment of financial assets

The Group reviews the carrying amount of financial assets (except those measured at fair value, and with changes in the fair value charged to profit or loss) at each balance sheet date, and on objective evidence of impairment, makes provision for it.

— Receivables

Receivables are assessed for impairment both on an individual basis and on a collective group basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

The assessment is made collectively where receivables share similar credit risk characteristics (including those having not been individually assessed as impaired), based on their historical loss experiences, and adjusted by the observable information reflecting present economic conditions.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss will not result in the asset's carrying amount exceeding the amortised cost which would have been determined had no impairment loss been recognised in prior years.

— Other long-term equity investment

Other long-term equity investments are assessed for impairment on an individual basis.

For other long-term equity investments (see Note 3(5)(c)), the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(11) Financial instruments *(continued)*

(c) Determination of fair value

If there is an active market for a financial asset or financial liability, the quoted price in the active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of the financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties; reference to the current fair value of another instrument that is substantially the same and discounted cash flow analysis. The Company calibrates the valuation technique and tests it for validity periodically.

(d) De-recognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group substantially transfers all risks and rewards of ownership to another party.

Where the entire transfer of financial assets meets conditions of the de-cognition, the difference between the two amounts below is recognised in profit or loss:

— the carrying amount of the financial asset transferred;

— the sum of the consideration received from the transfer and the cumulative gain or loss that have been recognised directly in shareholders' equity.

Where the underlying present obligations for financial liabilities are completely or partially discharged, the entire or part of financial liabilities are de-recognised.

(e) Equity instruments

An equity instrument is any contract that proves the ownership interest of the assets after deducting all liabilities in the Company.

The consideration received from the issue of equity instruments net of transaction costs is recognised in share capital and capital reserve.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(12) Employee benefits

Employee benefits are all forms of considerations given and other related expenditures incurred in exchange for services rendered by employees. Except for termination benefits, employee benefits are recognised as a liability in the period in which the associated services are rendered by employees, with a corresponding increase in cost of relevant assets or expenses in the current period.

(a) Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution basic retirement plan for employees set up by the Local Labour and Social Security Bureaus. The Group contributes to the retirement scheme in accordance with the contribution base and proportions set by the local government. In addition, the Group and its employees have joined a supplementary retirement plan managed by China Huadian. The contributions are charged to the profit or loss on an accrual basis. When employees retire, the Local Labour and Social Security Bureau and China Huadian are responsible for paying the basic and supplementary retirement benefit to the retired employees. The Group does not have any other obligations in this respect.

(b) Housing fund and other social insurances

Besides the retirement benefits, the Group pays toward a housing fund and other social insurances covering basic medical care, unemployment, work injury and maternity, etc. for its employees in accordance with relevant laws and regulations of the PRC. The Group makes monthly contributions to the housing fund and the above social insurances based on the employees' salaries. The contributions are charged to the profit or loss on an accrual basis.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(13) Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, which include the deductible losses and tax credits carryforward to subsequent periods. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or tax loss). Deferred tax is not recognised for taxable temporary differences arising from the initial recognition of goodwill.

At the balance sheet date, the amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is realised or the liability is settled in accordance with tax laws.

(14) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a present obligation that can be estimated reliably, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

In terms of a possible obligation resulting from a past transaction or event, whose existence will only be confirmed by the occurrence or non-occurrence of uncertain future events, or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the possible or present obligation is disclosed as a contingent liability.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(15) Revenue recognition

Revenue is the gross inflow of economic benefits in the periods arising in the course of the Group's ordinary activities, which causes shareholders' equity to increase but is unrelated to a shareholder's injection of capital. Revenue is recognised in profit or less when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met:

(a) Electricity income

Electricity income is recognised when electricity is supplied to the respective provincial grid companies where the power plants are located.

(b) Heat income

Heat income is recognised when heat is supplied to customers.

(c) Interest income

Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(16) Government grants

Government grants are transfers of monetary assets or non-monetary assets that the Group receives from the government to the Group at no consideration except for capital contribution from the government as a shareholder of the Group. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve" are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that they will be received and that the Group will comply with their conditions.

Monetary assets of government grants are measured at the amount received or receivable, whereas non-monetary assets are measured at fair value.

The asset-related government grants received are recognised as deferred income, and amortised to the profit or loss on a straight-line basis over the assets' useful lives. Revenue-related government grants are recognised initially as deferred income, and recognised in profit or loss in the same period in which the expenses are recognised or directly recognised in profit or loss if the grants compensate the Group for expenses or losses incurred.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(17) Borrowing costs

Borrowing costs incurred directly attributable to the acquisition or construction of a qualifying asset are capitalised as part of the cost of that asset.

Except for the above, other borrowing costs are recognised as financial expenses when incurred.

In the capitalisation period, the amount of interest (including the amortisation of any discount or premium on borrowing) to be capitalised in each accounting period is determined as follows:

— For the specific borrowings for the acquisition or construction of a qualifying asset, the interest expenditures are calculated using the effective interest rates during the period less any interest income on the deposit of the unused borrowings in banks, or any investment income on the temporary investment of those borrowings.

— For the general borrowings for the acquisition or construction of a qualifying asset, the amount of interest eligible for capitalisation is calculated by multiplying the weighted average of the excess of accumulated expenditures on the asset over specific borrowings with the capitalisation rate of general borrowings. The capitalisation rate is the weighted average of general borrowing costs using the effective interest rate.

The effective interest rate is determined as the rate that exactly discounts estimated future cash flow through the expected life of the borrowing or, when appropriate, a shorter period to the carrying amount of the borrowings.

The capitalisation period is the period from the date of commencement of capitalisation of borrowing costs to the date of cessation of capitalisation, excluding any period over which capitalisation is suspended. Capitalisation of borrowing costs commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities of acquisition or construction that are necessary to prepare the asset for its intended use, and ceases when the assets become ready for their intended use or sale. Capitalisation of borrowing costs is suspended when the acquisition or construction activities are interrupted abnormally and the interruption lasts over three months.

(18) Dividends appropriated to investors

Subsequent to the balance sheet date, the dividend or distributions of profit proposed for distribution in the approved profit appropriation proposal is not recognised as a liability as at the balance sheet date. Instead, it is separately disclosed in the notes.

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(19) Related parties

If the Group has the ability to control, jointly control or exercises significant influence over another party, or vice versa, or where the Group and one or move parties are subject to control, joint control or significant influence from another party, they are considered to be the related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. The Group's related parties include, but are not limited to:

(a) the Company's parent;

(b) the Company's subsidiaries;

(c) enterprises that are controlled by the Company's parent;

(d) investors that have joint control over the Group;

(e) investors that exercise significant influence over the Group;

(f) joint ventures of the Group;

(g) associates of the Group;

(h) principal individual investors and close family members of such individuals;

(i) key management personnel of the Group and close family members of such individuals;

(j) key management personnel from the Company's parent;

(k) close family members of key management personnel from the Company's parent; and

(l) other enterprises that are controlled, jointly controlled or significantly influenced by principal individuals investors, key management personnel of the Group, and close family members of such individuals.

Besides the related parties stated above determined in accordance with the requirements of CAS (2006), the following enterprises and individuals are considered as (but not restricted to) related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

(m) enterprises that hold 5% or more of the Company's shares or persons that act in concert;

(n) individuals who directly or indirectly hold 5% or more of the Company's shares and close family members of such individuals;

3 THE PRINCIPAL ACCOUNTING POLICIES *(continued)*

(19) Related parties *(continued)*

(o) enterprises that satisfy any of the aforesaid conditions in (a), (c) and (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

(p) individuals who satisfy any of the aforesaid conditions in (i), (j) and (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

(q) enterprises, other than the Company and subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such individual assumes the position of a director or senior executive.

(20) Segment reporting

A business segment is a distinguishable component of the Group that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other component. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment, which is subject to risks and rewards that are different from those of other component.

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the PRC and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Group's generation and sale of electricity activities. There is no other geographical or business with segment assets equal to or greater than 10 per cent of the Group's total assets.

(Expressed in Renminbi)

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Changes in accounting policies and their effects

The Group adopted CAS (2006) on 1 January 2007. The significant accounting policies applicable to the Group under CAS (2006) are summarised in Note 3.

The Group has issued H shares, and the financial statements in prior years were reported by using the applicable PRC accounting regulations and the International Financial Reporting Standards (IFRS). Pursuant to the requirements of the Q&A No.1 in China Accounting Standards Bulletin No.1 (CAS Bulletin 1) issued by the MOF in November 2007, the Group, at the date of first-time adoption, made retrospective adjustments based on the following principles.

Where the principles stipulated in CAS (2006) differ from those of the applicable PRC accounting regulations, and these principles in CAS (2006) are same as those adopted by the Group in preparing the financial statements in accordance with IFRS in prior years, the Group made retrospective adjustments to those items affected by the changes in accounting policies due to the first-time adoption of CAS (2006), based on the information used in preparing the financial statements in accordance with IFRS. In addition, the Group made retrospective adjustments to other items in accordance with the requirements of "CAS 38 — First-time Adoption of CAS" (CAS 38) and CAS Bulletin 1.

Except for the retrospective adjustments described in item (a), (b), (c), (g) and (h) below which were made in accordance with the requirements of CAS 38 and CAS Bulletin 1, no other retrospective adjustments resulted from the changes in accounting policies.

Upon the adoption of CAS (2006), the Group's significant accounting policies changed as follows:

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(a) Business combinations and goodwill

The previous accounting policy for business combination required that the excess of the cost of acquisition over the Group's interest in the shareholder's equity of the acquiree be recognised as equity investment differences or goodwill, which was amortised to profit and loss on a straight line basis, while the shortfall of the cost of acquisition over the Group's interest in the shareholder's equity of the acquiree was recognised in capital reserve or as negative goodwill. Now, the accounting principles for business combinations involving entities under common control differ from those for business combinations involving enterprises not under common control (see Note 3(1)). Goodwill recognised in a business combination involving enterprises not under common control is no longer amortised. For business combinations completed before 1 January 2007, the Group made the following retrospectively adjustments in accordance with the same principles as those for investments in subsidiaries (see Note 4(1)(b)):

— For goodwill resulting from a business combination involving enterprises under common control completed before 1 January 2007, the balance of any unamortised goodwill was derecognised and adjusted to retained earnings on 1 January 2007. The relevant 2006 comparative items were adjusted retrospectively.

— For goodwill resulting from a business combination involving enterprises not under common control completed before 1 January 2007, the Group made retrospective adjustments based on the financial statements prepared in accordance with IFRS in prior years.

(b) Investments in subsidiaries

In the Company's separate financial statements, investments in subsidiaries were accounted for using the equity method before 1 January 2007. Such investments are now accounted for using the cost method.

On 1 January 2007, the Company made retrospective adjustments on such investments obtained before 1 January 2007 in accordance with the policies described in Note 3(5)(a) in its separate financial statements. Accordingly, the Group's consolidated financial statements were adjusted retrospectively.

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(c) Investments in jointly controlled entities and associates

When the equity method is used to account for investments in jointly controlled entities and associates, the major policies are changed as follows:

— Before 1 January 2007, the excess of the acquisition cost over the Group's interest in the shareholder's equity of the acquiree was amortised to profit and loss on a straight line basis. The shortfall of the acquisition cost over the Group's interest in the shareholder's equity of the acquiree was amortised on a straight-line basis if the investments in jointly controlled entities and associates were recognised before the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" (Q&A II) or recognised in capital reserve if the investment was recognised after the issuance of Q&A II. As of 1 January 2007, such excess or shortfall is accounted for in accordance with the principles described in Note 3(5)(b).

— Before 1 January 2007, subsequent to the initial recognition, the Group adjusted the carrying amount of such investment according to its attributable share of the investee's net profit or loss stated in the investee's financial statements and recognised it as investment income for the current period accordingly. As of 1 January 2007, the Group adjusted the carrying amount of such investment in accordance with principles described in Note 3(5)(b).

On 1 January 2007, for an investment in a jointly controlled entity or an associate recognised before 1 January 2007, the Group made retrospective adjustments based on the financial statements prepared in accordance with IFRS in prior years.

Investments in jointly controlled entities were accounted for on a proportionate consolidation basis before 1 January 2007 in the consolidated financial statements. Such investments are now accounted for using the equity method.

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(d) Financial instruments

Before 1 January 2007, financial assets, financial liabilities and equity instruments were measured at historical costs. They are now measured at fair value, amortised cost or cost according to the classification based on the principle in Note 3(11).

There was no major difference between the amortised cost and the book value of the financial assets and liabilities held by the Group on 1 January 2007. Therefore, no retrospective adjustment has been made in line with the changes in the accounting policies for these financial instruments.

(e) Reversal of impairment loss of non-financial long-term assets

Before 1 January 2007, for an asset, such as a long-term equity investment, fixed asset, intangible asset, if there is an indication that there has been a change in the factors used to determine the provision for impairment and as a result the estimated recoverable amount is greater than its carrying amount, the impairment loss recognised in prior years was to be reversed. The impairment loss is reversed only to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. As of 1 January 2007, such impairment loss is no longer permitted to be reversed.

No retrospective adjustment has been made by the Group for the above change of accounting policy on asset impairment.

(f) Government grants

Before 1 January 2007, a government grant related to an asset (excluding capital contribution from the government) was recognised in capital reserve once it complied with the conditions associated. As of 1 January 2007, such government grant is recognised initially as deferred income and recognised in profit or loss on a straight-line basis over the useful life of the asset.

As all government grants obtained by the Group before 1 January 2007 were capital contributions from the government, no retrospective adjustment has been made by the Group for the above change of accounting policy on government grants.

(Expressed in Renminbi)

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(g) Borrowing costs

Before 1 January 2007, borrowing costs on funds borrowed for general purposes and used for the acquisition or construction of fixed assets, and borrowing costs on parts of the funds borrowed specifically for the acquisition or construction of fixed assets which have not been put into use (less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset), were recognised in profit or loss when incurred. As of 1 January 2007, such borrowing costs are now capitalised as part of the cost of assets, when certain conditions are satisfied.

Retrospective adjustments have been made by the Group for the above change of accounting policy on borrowing costs. The relevant 2006 comparative items affected were adjusted retrospectively based on the information used in preparing the financial statements in accordance with IFRS.

(h) Pre-operating expenses

Before 1 January 2007, except for expenditures on acquisition or construction of fixed assets, all expenses incurred during the start-up period were recognised as long-term deferred expenses and then fully charged to profit or loss in the month of operation commenced. Such pre-operating expenses are now charged to profit or loss when incurred.

Pre-operating expenses was incurred by the Group in the second half of 2006, retrospective adjustments have been made by the Group for the above change of accounting policy on pre-operating expenses. The relevant opening balances for the year 2007 affected were adjusted based on the information used in preparing the financial statements in accordance with IFRS.

(i) Staff welfare fees

Before 1 January 2007, the Group accrued staff welfare fees based on 14% of the total salaries. As of 1 January 2007, they are measured based on the Group's actual conditions and employee benefit plan.

The balance of staff welfare payable was transferred to employee benefits payable (staff welfare) at 1 January 2007. Since there was no major difference between such balance and the amount of a liability incurred for employee benefits measured based on the Group's actual conditions and employee benefit plan, the above change in accounting policy has no impact on the net profit for the year 2007.

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(2) The above changes in accounting policies has influence on net profit and shareholders' equity of the Group and the Company for the year ended 31 December 2006 as follows:

		The Group			The Company		
		2006 net profit	2006 closing shareholders' equity	2006 opening shareholders' equity	2006 net profit	2006 closing shareholders' equity	2006 opening shareholders' equity
	Note	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Net profit and shareholders' equity before adjustments		1,121,886	13,377,316	12,526,171	1,121,886	13,377,316	12,526,171
Minority interests		166,193	2,081,356	977,006	—	—	—
		1,288,079	15,458,672	13,503,177	1,121,886	13,377,316	12,526,171
Long-term equity investment difference from business combination involving entities under common control	4(1)(b)	—	—	—	4,595	(68,504)	(73,099)
Carrying value of goodwill from business combination involving entities under common control	4(1)(a)	5,952	(72,515)	(78,467)	1,357	(4,011)	(5,368)
Capitalisation of borrowing costs on general borrowings	4(1)(g)	130,620	178,523	47,903	70,676	96,269	25,593
Carrying value of goodwill from business combination involving entities not under common control	4(1)(a)	13,149	(236,698)	(164,518)	2,374	5,092	2,718
Long-term equity investment difference from business combination involving entities not under common control	4(1)(b)	—	—	—	10,125	147,514	137,389
Fair value adjustment of business combination involving entities not under common control	4(1)(a)	(44,726)	585,435	225,055	(314)	4,290	4,604
Pre-operating expenses	4(1)(h)	(16,870)	(16,870)	—	—	—	—
Investment in subsidiaries under equity method	4(1)(b)	—	—	—	(327,851)	(1,271,166)	(905,260)
Total		88,125	437,875	29,973	(239,038)	(1,090,516)	(813,423)
Net profit and shareholders' equity after adjustments		1,376,204	15,896,547	13,533,150	882,848	12,286,800	11,712,748

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(2) The above changes in accounting policies has influence on net profit and shareholders' equity of the Group and the Company for the year ended 31 December 2006 as follows: *(continued)*

Assets and liabilities affected as at 31 December 2006

		The Group			The Company		
		Before adjustments	Adjustments	After adjustments	Before adjustments	Adjustments	After adjustments
	Note	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cash at bank and on hand	4(1)(c)	1,283,980	(5,739)	1,278,241	576,989	—	576,989
Bills receivable	4(1)(c)	8,551	(1,483)	7,068	—	—	—
Trade receivables	4(1)(c)	1,566,553	(47,402)	1,519,151	530,690	—	530,690
Prepayments	4(1)(c)	60,567	(60)	60,507	27,347	—	27,347
Other receivables	4(1)(c),*	46,978	(575)	46,403	319,910	—	319,910
Inventories	4(1)(c)	748,511	(17,570)	730,941	299,032	—	299,032
Long-term equity investments	4(1)(a),(b),(c),	1,968,304	(136,243)	1,832,061	6,845,111	(1,203,186)	5,641,925
Fixed assets	4(1)(a),(c),(g),*	36,399,959	(390,800)	36,009,159	14,756,536	7,176	14,763,712
Construction in progress	4(1)(g),*	6,336,183	(116,526)	6,219,657	1,392,458	43,674	1,436,132
Intangible assets	4(1)(a),*	184,270	603,652	787,922	118,037	97,124	215,161
Long-term deferred expenses	4(1)(h)	25,179	(25,179)	—	—	—	—
Goodwill	4(1)(a),*	—	37,511	37,511	—	12,111	12,111
Deferred tax assets	4(1)(h),*	95,604	32,375	127,979	82,274	—	82,274
Short-term loans	4(1)(c)	(10,072,402)	77,500	(9,994,902)	(4,486,902)	—	(4,486,902)
Trade payables	4(1)(c)	(3,061,574)	51,091	(3,010,483)	(1,231,025)	—	(1,231,025)
Salaries and welfare payable	4(1)(c),*	(248,173)	(28,488)	(276,661)	(178,056)	(10,599)	(188,655)
Other creditors	4(1)(c),*	(28,831)	28,831	—	(12,181)	12,181	—
Other payables	4(1)(c),*	(1,257,105)	38,434	(1,218,671)	(611,412)	4,877	(606,535)
Taxes payable	4(1)(c),(g)*	(262,504)	(57,097)	(319,601)	(176,958)	(53,874)	(230,832)
Long-term loans due within one year	4(1)(c)	(2,429,078)	60,000	(2,369,078)	(1,479,935)	—	(1,479,935)
Long-term loans	4(1)(c)	(19,246,426)	650,500	(18,595,926)	(3,726,341)	—	(3,726,841)
Special payables	4(1)(c),*	(24,940)	9,300	(15,640)	(15,640)	—	(15,640)
Deferred tax liabilities	4(1)(a),(c),(g),*	(478,540)	(295,797)	(774,337)	—	—	—
Other non-current liabilities	*	—	(28,360)	(28,360)	—	—	—
Total		11,615,066	437,875	12,052,941	13,029,434	(1,090,516)	11,938,918

* *Apart from retrospective adjustments made to balance sheet items as at 31 December 2006 according to note 4(1), the Group also reclassify the balance sheet items as at 31 December 2006 according to CAS38.*

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(2) The above changes in accounting policies has influence on net profit and shareholders' equity of the Group and the Company for the year ended 31 December 2006 as follows: *(continued)*

Income and expenses items in the income statement affected for the year 2006

		The Group			The Company		
		Before adjustments	Adjustments	After adjustments	Before adjustments	Adjustments	After adjustments
	Note	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Turnover	4(1)(c),*	15,130,927	(354,659)	14,776,268	7,757,405	4,653	7,762,058
Cost of sales	4(1)(a),(c),(g),*	(11,605,077)	(186,522)	(11,791,599)	(5,916,104)	(198,536)	(6,114,640)
Sales taxes and surcharges	4(1)(c),*	(157,719)	330	(157,389)	(86,579)	(161)	(86,740)
Profit from other operations	*	23,643	(23,643)	—	2,053	(2,053)	—
Administrative expenses	4(1)(a),(c),(h),*	(965,485)	377,472	(588,013)	(537,594)	196,459	(341,135)
Finance expenses	4(1)(c),(g)	(691,938)	237,190	(454,748)	(233,347)	105,486	(127,861)
Impairment losses	*	—	(739)	(739)	—	(676)	(676)
Investment income	4(1)(a),(b),(c)	55,845	62,118	117,963	464,000	(309,400)	154,600
Non-operating expenses	4(1)(c)	(9,542)	972	(8,570)	(8,257)	—	(8,257)
Income tax	4(1)(a),(c),(g),(h)	(498,426)	(24,394)	(522,820)	(319,798)	(34,810)	(354,608)
Total		1,282,228	88,125	1,370,353	1,121,779	(239,038)	882,741

* *Apart from retrospective adjustments made to income statement items for the year 2006 according to note 4(1), the Group also reclassify the income statement items for the year 2007 according to CAS 38.*

4 EXPLANATION OF CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(3) Changes in accounting estimates

Pursuant to the State policy of energy saving and pollutant reduction and China Huadian schedule of closing down small-scale thermal generators, there were changes in the estimated useful lives of certain generators of the Group. These generators were expected to be disposed at the end of next year. As a result, the estimated useful lives of these generators have been decreased. The effect on depreciation expense, recognised in cost of sales, in current and future periods is as follows:

	2007	2008	2009	Subsequent years
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Increase/(decrease) in depreciation	**150,027**	(32,762)	(32,762)	(84,503)

5 TAXATION

(1) The types of tax and tax rates applicable to the Group for sale of electricity and heat are as follows:

Value added tax ("VAT")	
— Sales of electricity	17%
— Sales of heat	13%
City maintenance and construction tax	1 - 7%

5 TAXATION *(continued)*

(2) Income tax

The income tax rate applicable to the Group is 33% (2006: 33%), except for Sichuan Guangan Power Generation Company Limited ("Guangan Company"), Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") and Huadian International Shangdong Information Company Limited ("Information Company").

The preferential tax treatments of the Group are mainly set out below:

Company name	Preferential tax rate	Reasons for preferential treatment
Guangan Company	15%	Enterprise income tax preferential policies on the development of the Western Region (note i)
Lingwu Company	—%	Attracting investment policies of Ningxia Hui Autonomous Regions (note ii)
Information Company	—%	Newly setup company, which is individually accounted for, in the information industry (note iii)

(Expressed in Renminbi)

5 TAXATION *(continued)*

(2) Income tax *(continued)*

Notes:

(i) Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Issues Concerning Tax Preferential Policies on the Development of the Western Region (Cai Shui [2001] No. 202) and the Notice of the State Administration of Taxation on Opinions Regarding the Implementation of Taxation Policies on the Development of the Western Region (Guo Shui Fa [2002] No. 47), during the period from 2001 to 2010, upon verification and confirmation by tax authorities, enterprises may enjoy a reduced enterprise income tax ("EIT") rate of 15%. In accordance with the approval document issued by the State Administration of Taxation of Sichuan Province, Guangan Company's enterprise income tax rate for the year ended 31 December 2006 and 2007 had been reduced to 15%.

(ii) Pursuant to the Notice issued by the People's Government of the Autonomous Regions on "Certain Policies on Attracting Investments to the Ningxia Hui Autonomous Regions" (Ning Zheng Fa [2004] No. 61), all new Ningxia industrial enterprises set up with non-domestic capital are, upon approval from the State Administration of Taxation of the Ningxia Hui Autonomous Regions, exempted from EIT for the first to third years since the commencement of operations, followed by a 50% reduction in EIT based on a preferential tax rate for the fourth and fifth years. In accordance with the approval documents issued by the State Administration of Taxation of the Ningxia Hui Autonomous Regions, Lingwu Company are exempted from EIT for the years 2007 to 2009 and entitled to a 50% reduction in EIT based on the prevailing applicable tax rate for the years 2010 and 2011.

(iii) Pursuant to the Notice on Certain Enterprise Income Tax Preferential Policies (Cai Shui [1994] No. 1), newly setup companies, which are individually accounted for, in the information industry are, upon verification and approval by tax authorities, exempted from EIT for the first and the second years since the commencement of operations. In accordance with the approval documents issued by the Sate Administration of Taxation of Shi Zhong District, Jinan, Shangdong Province, Information Company are exempted from EIT for the years 2006 and 2007.

There are no changes in the tax rate and the preferential tax treatments applicable to the Group this year when compared with the corresponding period of last year.

Since 1 January 2008, the income tax rate applicable to the Group will be 25%, except for Guangan Company and Lingwu Company.

5 TAXATION *(continued)*

(3) Taxes payable

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
VAT payable	**162,451**	141,626	**81,238**	84,564
City maintenance and construction tax payable	**29,026**	22,719	**9,037**	11,304
EIT payable	**107,686**	136,207	**97,237**	116,074
Prepaid EIT	**(16,868)**	(14,389)	**—**	—
Others	**55,318**	33,454	**21,924**	18,890
Total	**337,613**	319,617	**209,436**	230,832

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) At 31 December 2007, the following subsidiaries are included in the Company's consolidated financial statements:

(a) Subsidiaries acquired through business combination involving entities under common control:

Investee name	Organisation code	Place of registration	Principal operation	Registered capital	Effective controlling party exercising common control	Closing effective investment cost	Percentage of shares directly and indirectly held by the Company	Percentage of voting power directly and indirectly held by the Company
				RMB'000		RMB'000		
Guangan Company	289562433	Guangan, the PRC	Generation and sale of electricity	1,785,860	China Huadian	1,267,577	80%	80%
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	753880823	Xinxiang, the PRC	Generation and sale of electricity	382,100	China Huadian	372,100	90%	90%
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	752997210	Suzhou, the PRC	Generation and sale of electricity	327,852	China Huadian	318,017	97%	97%
Anhui Huadian Wuhu Power Company Limited ("Wuhu Company")	762773720	Wuhu, the PRC	Generation and sale of electricity (under construction)	110,000	China Huadian	98,546	95%	95%

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(1) At 31 December 2007, the following subsidiaries are included in the Company's consolidated financial statements: *(continued)*

(b) Subsidiaries acquired through business combination involving entities not under common control:

Investee name	Organisation code	Place of registration	Principal operation	Registered capital	Closing effective investment cost	Percentage of shares directly and indirectly held by the Company	Percentage of voting power directly and indirectly held by the Company
				RMB'000	RMB'000		
Huadian Qingdao Power Company Limited ("Qingdao Company")	163580003	Qingdao, the PRC	Generation and sale of electricity and heat	700,000	345,668	55%	55%
Huadian Weifang Power Generation Company Limited ("Weifang Company")	165423394	Weifang, the PRC	Generation and sale of electricity	1,250,000	823,483	45%	45%
Huadian Zibo Power Company Limited ("Zibo Company")	734704736	Zibo, the PRC	Generation and sale of electricity and heat	374,800	374,800	100%	100%
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	705929741	Zhangqiu, the PRC	Generation and sale of electricity and heat	750,000	617,077	87.5%	87.5%
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	169919856	Tengzhou, the PRC	Generation and sale of electricity and heat	474,172	424,400	89.255%	89.255%

Note: *Although the company's direct and indirect shareholding percentage and voting rights in Weifang Company are less than 50%, the company, as set out in the article of association of Weifang Company, has the power to govern the financial and operating policies of Weifang Company so as to obtain benefits or undertake risks from its activities.*

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(1) At 31 December 2007, the following subsidiaries are included in the Company's consolidated financial statements: *(continued)*

(c) Subsidiaries acquired not through business combination:

Investee name	Organisation code	Place of registration	Principal operation	Registered capital	Closing effective investment cost	Percentage of shares directly and indirectly held by the Company	Percentage of voting power directly and indirectly held by the Company
				RMB'000	RMB'000		
Lingwu Company	774923697	Lingwu, the PRC	Generation and sale of electricity	600,000	390,000	65%	65%
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower Company")	78911707X	Garze Autonomous Region Tibetan, the PRC	Generation and sale of electricity (under construction)	207,290	207,290	100%	100%
Jiangsu Huadian Binhai Wind Power Company Limited ("Binhai Wind Power Company")	78889386X	Yancheng, the PRC	Generation and sale of electricity (under construction)	10,000	10,000	100%	100%
Huadian Suzhou Biomass Energy Power Company Limited ("Suzhou Biomass Energy Power Company")	66293432	Suzhou, the PRC	Generation and sale of electricity (under construction)	40,000	31,200	78%	78%
Huadian International Shandong Materials Company Limited ("Materials Company")	799927965	Jinan, the PRC	Procurement of materials	50,000	38,648	100%	100%
Huadian Qingdao Heat Company Limited ("Qingdao Heat Company")	770259377	Qingdao, the PRC	Sale of heat	30,000	16,500	55%	55%

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(1) At 31 December 2007, the following subsidiaries are included in the Company's consolidated financial statements: *(continued)*

(c) Subsidiaries acquired not through business combination: *(continued)*

Investee name	Organisation code	Place of registration	Principal operation	Registered capital	Closing effective investment cost	Percentage of shares directly and indirectly held by the Company	Percentage of voting power directly and indirectly held by the Company
				RMB'000	RMB'000		
Huadian International Shandong Project Company Limited ("Project Company")	76000563X	Jinan, the PRC	Management of construction project	3,000	3,334	100%	100%
Information Company	788496194	Jinan, the PRC	Development and maintenance of information system for the Group	3,000	3,000	100%	100%
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company")	799900316	Lingwu, the PRC	Generation and sale of electricity	20,000	20,000	100%	100%
Huadian Zouxian Power Generation Company Limited ("Zouxian Company") *(Note)*	669307768	Zoucheng, the PRC	Generation and sale of electricity	3,000,000	2,070,000	69%	69%

Note: At 2007, the Company and the other two investors jointly promoted the establishment of Zouxian Company. The Company injected cash of RMB579.2 million and the assets and liability of Zouxian Phase IV to Zonxian Company in exchange for the 69% equity interest in Zouxian Company. Cost of long-term equity investment was recognised at the fair value of the net assets injected. Fair value of net assets of Zouxian Phase IV injected by the Company is RMB1,490.8 million and the original book value is RMB1,241.7 million. The gain of RMB249.1 million was recognised as non-operating income of the Company.

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(2) Business combination involving entities under common control during the year

On 1 January 2007 (date of acquisition), the Company acquired 95% equity interest of Wuhu Company, at cash consideration of RMB25,410,000. The carrying value of net assets of the acquiree at the date of acquisition was RMB3,733,000.

Wuhu Company was incorporated in Wuhu, the PRC, on 8 June 2004, where its headquarter was located at Wuhu, the PRC. The principal operation of the Company is generation and sale of electricity (under construction). Both Wuhu Company and the Company are under common control of China Huadian.

Wuhu Company adopted PRC Accounting Standards and Regulations before acquisition, which its accounting policies were different from that of the Company. The Company made adjustments on Wuhu Company's financial statements under the Company's accounting policies at the date of acquisition. The financial information of Wuhu Company after adjustment is as follows:

	1 January 2007 and 31 December 2006 Carrying value
	RMB'000
Cash at bank and on hand	55,031
Designated loans	100,000
Prepayments and other receivables	7,098
Fixed assets, construction in progress and construction materials	767,256
Deferred tax assets	3,087
Short-term loans	(125,000)
Bills, trade and other payables	(303,739)
Long-term loans	(500,000)
Net assets	3,733

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(3) Analysis of minority shareholders' equity of major subsidiaries is as follows:

Company name	Closing balance of minority interests	Losses of the year attributable to minority shareholders	Opening balance of minority interests
	RMB'000	*RMB'000*	*RMB'000*
Guangan Company	454,827	—	382,031
Xinxiang Company	11,338	—	6,177
Suzhou Company	9,924	—	7,472
Wuhu Company	4,616	571	187
Qingdao Company	719,514	—	637,156
Weifang Company	1,335,077	—	1,189,826
Zhangqiu Company	100,403	—	85,617
Tengzhou Company	32,717	1,070	34,336
Lingwu Company	255,817	—	50,763
Suzhou Biomass Energy Power Company	8,800	—	—
Qingdao Heat Company	13,607	—	13,534
Zouxian Company	927,481	2,519	—
Total	3,874,121	4,160	2,407,099

7 CASH AT BANK AND ON HAND

	2007			2006		
	Original currency	Exchange rate	Renminbi/ Renminbi equivalent	Original currency	Exchange rate	Renminbi/ Renminbi equivalent
	'000		'000	'000		'000
The Group						
Cash on hand			**1,351**			1,217
Cash at bank						
— Renminbi			**1,369,602**			1,015,543
— US dollars	**6**	**7.3046**	**44**	6	7.8087	46
— HK dollars	**5**	**0.9364**	**5**	8	1.0047	8
Other monetary fund			**2,287**			400
Cash and cash equivalents			**1,373,289**			1,017,214
Guarantee deposits for bank acceptance bills payable			**19,950**			316,058
Total			**1,393,239**			1,333,272
The Company						
Cash on hand			**876**			581
Cash at bank						
— Renminbi			**1,075,885**			576,035
— US dollars	**6**	**7.3046**	**44**	6	7.8087	46
— HK dollars	**5**	**0.9364**	**5**	8	1.0047	8
Other monetary fund			**1,063**			—
Cash and cash equivalents			**1,077,873**			576,670
Guarantee deposits for bank acceptance bills payable			**—**			319
Total			**1,077,873**			576,989

8 BILLS RECEIVABLE

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Bank acceptance bills	**164,471**	7,068	**5,021**	—
Commercial acceptance bills	**106,540**	—	—	—
Total	**271,011**	7,068	**5,021**	—

All bills receivable held by the Group and the Company are due within one year.

At 31 December 2007, there is no bank acceptance nor commercial acceptance being pledged.

At 31 December 2007, the Group's outstanding endorsed or discounted bills (with recourse) amounted to RMB238,843,000, all of which are due by 25 June 2008. At 31 December 2007, the Company has no outstanding endorsed or discounted dills (with recourses).

For the current year, there was no transfer of acceptance bills to trade receivables due to non-performance of the issuer.

There is no amount due from shareholders who holds 5% or more voting right of Company included in balance of trade receivables.

9 TRADE RECEIVABLES

(1) Analysis of trade receivables by customers is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Customers (non related parties)	**1,714,391**	1,537,828	**57,385**	530,690
Less: Provision for bad and doubtful debts	**(23,091)**	(18,677)	**—**	—
Total	**1,691,300**	1,519,151	**57,385**	530,690

There is no amount due from shareholders who holds 5% or more voting right of Company included in balance of trade receivables.

9 TRADE RECEIVABLES *(continued)*

(1) Analysis of trade receivables by customers is as follows: *(continued)*

On 31 December 2007, total of five largest trade receivables of the Group and the Company are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
Amount (RMB'000)	**1,674,200**	1,532,482	**57,385**	530,690
Past due	**1 month to 5 years**	1 month to 4 years	**Within one month**	Within one month
Percentage of total trade receivables	**97.66%**	99.65%	**100.00%**	100.00%

(2) The ageing analysis of trade receivables is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year (including one year)	**1,668,716**	1,491,671	**57,385**	530,690
Between one and two years (including two years)	**—**	14,352	**—**	—
Between two and three years (including three years)	**13,870**	—	**—**	—
Over three years	**31,805**	31,805	**—**	—
Sub-total	**1,714,391**	1,537,828	**57,385**	530,690
Less: Provision for bad and doubtful debts	**(23,091)**	(18,677)	**—**	—
Total	**1,691,300**	1,519,151	**57,385**	530,690

The ageing is counted starting from the date trade receivable is recognised.

9 TRADE RECEIVABLES *(continued)*

(3) Analysis of provision for bad and doubtful debts is as follows:

The Group

	2007				2006			
	Amount	Percentage of trade receivables	Provision	Percentage of provision	Amount	Percentage of trade receivables	Provision	Percentage of provision
	RMB'000		*RMB'000*		*RMB'000*		*RMB'000*	
Individually significant amounts	**1,694,325**	**98.83%**	**23,091**	**1.36%**	1,521,853	98.96%	18,677	1.23%
Other insignificant trade receivables	**20,066**	**1.17%**	**–**	**–**	15,975	1.04%	–	–
Total	**1,714,391**	**100.00%**	**23,091**	**1.35%**	1,537,828	100.00%	18,677	1.21%

The Company

	2007				2006			
	Amount	Percentage of trade receivables	Provision	Percentage of provision	Amount	Percentage of trade receivables	Provision	Percentage of provision
	RMB'000		*RMB'000*		*RMB'000*		*RMB'000*	
Individually significant amounts	**57,385**	**100.00%**	**–**	**–**	530,690	100.00%	–	–

10 PREPAYMENTS

The ageing analysis of prepayments is as follows:

	2007		2006	
	Amount	**Proportion**	Amount	Proportion
	RMB'000		*RMB'000*	
The Group				
Within one year (including one year)	**257,657**	**98.73%**	66,678	100.00%
One and two years (including two years)	**3,316**	**1.27%**	—	—
Sub-total	**260,973**	**100.00%**	66,678	100.00%
Less: Provision for bad and doubtful debts	—	—	—	—
	260,973	**100.00%**	66,678	100.00%
The Company				
Within one year (including one year)	**219,929**	**99.05%**	27,347	100.00%
One and two years (including two years)	**2,106**	**0.95%**	—	—
Sub-total	**222,035**	**100.00%**	27,347	100.00%
Less: Provision for bad and doubtful debts	—	—	—	—
	222,035	**100.00%**	27,347	100.00%

The ageing is counted starting from date prepayment is recognised.

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

11 OTHER RECEIVABLES

(1) Analysis of other receivables by customers is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Amounts due from subsidiaries	—	—	**31,262**	283,717
Designated loan	—	100,000	—	—
Others	**26,317**	52,457	**13,013**	39,475
Sub-total	**26,317**	152,457	**44,275**	323,192
Less: Provision for bad and doubtful debts	**(4,366)**	(5,127)	**(2,524)**	(3,282)
Total	**21,951**	147,330	**41,751**	319,910

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

On 31 December 2007, total of the five largest other receivables of the Group and the Company are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
Amount *(RMB'000)*	**4,879**	106,510	**33,529**	207,842
Past due	**6 months to 10 years**	6 months to 9 years	**6 months to 10 years**	Within one year
Percentage of total other receivables	**18.54%**	69.86%	**75.73%**	64.31%

11 OTHER RECEIVABLES *(continued)*

(2) The ageing analysis of other receivables is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year (including one year)	**16,747**	93,580	**35,039**	318,256
Between one and two years (including two years)	**3,359**	53,214	**5,091**	1,302
Between two and three years (including three years)	**1,168**	297	**1,133**	297
Over three years	**5,039**	5,366	**3,012**	3,337
Sub-total	**26,313**	152,457	**44,275**	323,192
Less: Provision for bad and doubtful debts	**(4,366)**	(5,127)	**(2,524)**	(3,282)
Total	**21,947**	147,330	**41,751**	319,910

The ageing is counted starting from date other receivable is recognised.

11 OTHER RECEIVABLES *(continued)*

(3) Analysis of provision for bad and doubtful debts is as follows:

The Group

	2007				2006			
	Amount	Percentage of other receivables	Provision	Percentage of provision	Amount	Percentage of other receivables	Provision	Percentage of provision
	RMB'000		*RMB'000*		*RMB'000*		*RMB'000*	
Individually significant amounts	9,874	37.52%	3,331	33.74%	114,636	75.19%	—	—
Other insignificant other receivables	16,439	62.48%	1,035	6.30%	37,821	24.81%	5,127	13.56%
Total	26,313	100.00%	4,366	16.59%	152,457	100.00%	5,127	3.36%

The Company

	2007				2006			
	Amount	Percentage of other receivables	Provision	Percentage of provision	Amount	Percentage of other receivables	Provision	Percentage of provision
	RMB'000		*RMB'000*		*RMB'000*		*RMB'000*	
Individually significant amounts	34,342	77.57%	2,266	6.60%	296,226	91.66%	—	—
Other insignificant other receivables	9,933	22.43%	258	2.60%	26,966	8.34%	3,282	12.17%
Total	44,275	100.00%	2,524	5.70%	323,192	100.00%	3,282	1.02%

12 INVENTORIES

(1) The movement analysis of inventories during the year is as follows:

	Opening balance	Increase during the year	Decrease during the year	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Group				
Coal	481,982	11,805,420	(11,927,107)	360,295
Fuel oil	49,806	242,933	(242,388)	50,351
Materials, components and spare parts	271,435	497,571	(453,833)	315,173
Sub-total	803,223	12,545,924	(12,623,328)	725,819
Less:Provision for diminution in value of inventories	(72,282)	(7,709)	3,952	(76,039)
Total	730,941	12,538,215	(12,619,376)	649,780

	Opening balance	Increase during the year	Decrease during the year	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Company				
Coal	150,632	4,784,589	(4,899,837)	35,384
Fuel oil	25,230	62,357	(71,170)	16,417
Materials, components and spare parts	181,372	199,168	(182,770)	197,770
Sub-total	357,234	5,046,114	(5,153,777)	249,571
Less:Provision for diminution in value of inventories	(58,202)	—	3,914	(54,288)
Total	299,032	5,046,114	(5,149,863)	195,283

12 INVENTORIES *(continued)*

(2) Provision for diminution in value of inventories:

	Opening balance	Provision made during the year	Written back during the year	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Group				
Materials, components and spare parts	72,282	7,709	(3,952)	76,039
The Company				
Materials, components and spare parts	58,202	—	(3,914)	54,288

13 LONG-TERM EQUITY INVESTMENTS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Investments in subsidiaries	**—**	—	**7,431,640**	3,855,364
Investments in jointly controlled entity	**218,228**	210,481	**218,228**	210,481
Investments in associates	**1,700,821**	1,486,041	**1,655,911**	1,445,541
Other long-term equity investments	**145,539**	135,539	**140,539**	130,539
Sub-total	**2,064,588**	1,832,061	**9,446,318**	5,641,925
Less:Provision for impairment	**—**	—	**—**	—
Total	**2,064,588**	1,832,061	**9,446,318**	5,641,925

(1) At 31 December 2007, the investment in principal subsidiaries of the Company are analysed as follows:

	Guangan Company	Qingdao Company	Weifang Company	Zibo Company	Zhangqiu Company	Tengzhou Company	Xinxiang Company	Suzhou Company	Lingwu Company	Luding Company	Wuhu Company	Zouxian Company	Other subsidiaries	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Initial investment cost	1,267,577	345,668	823,483	374,800	617,077	424,400	372,100	318,017	390,000	207,290	98,546	2,070,000	122,682	7,431,640
Change in cost of investment														
Opening balance	1,107,577	345,668	823,483	374,800	405,740	224,400	112,100	213,322	97,500	79,290	—	—	71,484	3,855,364
Add: Additions	160,000	—	—	—	211,337	200,000	260,000	104,695	292,500	128,000	98,546	2,070,000	51,198	3,576,276
Closing balance	1,267,577	345,668	823,483	374,800	617,077	424,400	372,100	318,017	390,000	207,290	98,546	2,070,000	122,682	7,431,640

Please see note 6 for detailed information of the corresponding subsidiaries.

13 LONG-TERM EQUITY INVESTMENTS *(continued)*

(2) At 31 December 2007, the investment in the jointly controlled entity of the Group and the Company is analysed as follows:

	Ningxia Zhongning Power Company Limited ("Zhongning Company")
	RMB'000
Initial investment cost	142,800
Movement of cost of investment	
Opening balance	210,481
Add: Adjustments under equity method	45,681
Less: Cash dividends received	(37,934)
Closing balance	218,228

The interest in the jointly controlled entity of the Group and the Company is analysed as follows:

Name of investee enterprise	Organisation code	Place of registration	Principal operation	Registered capital	Percentage of equity interest held by the Group and the Company	Percentage of voting power in investee unit held by the Group and the Company	Closing balance of total assets	Closing balance of total liabilities	Turnover during the year	Net profit during the year
				RMB'000			*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Zhongning Company	73597054-2	Yinchuan, the PRC	Generation and sale of electricity	285,600	50%	50%	2,040,472	1,604,016	779,806	91,355

13 LONG-TERM EQUITY INVESTMENTS *(continued)*

(3) At 31 December 2007, the investment in principal associates of the Group and the Company are listed as follows:

The principal associates of the Group and the Company

Name of investee enterprise	Initial investment cost	Opening balance	Addition in investment	Adjustments under equity method: Gain/(loss) in investment	Adjustments under equity method: Transfer of capital reserve	Cash dividends received	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	280,000	311,187	—	14,607	(740)	(9,165)	315,889
Anhui Chizhou Jinhua Power Generation Company Limited ("Chizhou Company")	258,940	250,392	—	(2,017)	—	—	248,375
Huadian Property Co. Ltd. ("Huadian Property")	165,000	165,000	—	—	—	—	165,000
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	240,000	240,000	104,000	(14,506)	—	—	329,494
Huadian Coal Industry Group Company Limited ("Huadian Coal")	315,000	329,299	—	38,405	—	(8,650)	359,054
Zoucheng Lunan Electric Power Technology Development Company Limited ("Zoucheng Lunan")	1,733	2,303	—	(56)	—	—	2,247
China Huadian Finance Corporation Limited ("China Huadian Finance")	147,360	147,360	—	48,492	—	—	195,852

13 LONG-TERM EQUITY INVESTMENTS *(continued)*

(3) At 31 December 2007, the investment in principal associates of the Group and the Company are listed as follows: *(continued)*

The principal associates of the Group and the Company *(continued)*

Name of investee enterprise	Initial investment cost	Opening balance	Addition in investment	Adjustments under equity method: Gain/(loss) in investment	Adjustments under equity method: Transfer of capital reserve	Cash dividends received	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
China Huadian Group New Energy Development Company Limited ("Huadian New Energy")	40,000	—	40,000	—	—	—	40,000
Total of the Company	1,448,033	1,445,541	144,000	84,925	(740)	(17,815)	1,655,911
Sichuan Huayingshan Longtan Coal Company Limited ("Longtan Coal Company")	44,910	40,500	4,410	—	—	—	44,910
Total of the Group	1,492,943	1,486,041	148,410	84,925	(740)	(17,815)	1,700,821

13 LONG-TERM EQUITY INVESTMENTS *(continued)*

(3) At 31 December 2007, the investment in principal associates of the Group and the Company are listed as follows: *(continued)*

The principal associates of the Group and the Company *(continued)*

Name of investee enterprise	Organisation code	Place of registration	Principal operation	Registered capital	Percentage of equity interest held by the Group and the Company	Percentage of voting power in investee unit held by the Group and the Company	Closing balance of total assets	Closing balance of total liabilities	Turnover during the year	Net profit/ (loss) during the year
				RMB'000			*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Company and the Group										
Ningxia Power Company	78085052	Yinchuan, the PRC	Generation and sale of electricity, and investment holding	900,000	31.11%	31.11%	8,412,794	7,397,400	1,952,526	46,959
Chizhou Company	750999669	Chizhou, the PRC	Generation and sale of electricity	640,000	40%	40%	2,371,043	1,750,106	913,821	(5,042)
Huadian Property	77545281-1	Beijing, the PRC	Property development	350,000	30%	30%	2,170,325	1,620,325	–	–
Luzhou Company	76728573-4	Luzhou, the PRC	Generation and sale of electricity (under construction)	600,000	40%	40%	4,348,686	3,524,949	–	(36,263)
Huadian Coal	71093361-4	Beijing, the PRC	Provision of coal procurement service	1,560,000	20.19%	20.19%	3,741,076	1,892,321	2,149,070	190,218

13 LONG-TERM EQUITY INVESTMENTS *(continued)*

(3) At 31 December 2007, the investment in principal associates of the Group and the Company are listed as follows: *(continued)*

The principal associates of the Group and the Company *(continued)*

Name of investee enterprise	Organisation code	Place of registration	Principal operation	Registered capital	Percentage of equity interest held by the Group and the Company	Percentage of voting power in investee unit held by the Group and the Company	Closing balance of total assets	Closing balance of total liabilities	Turnover during the year	Net profit/ (loss) during the year
				RMB'000			*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Company and the Group *(continued)*										
Zoucheng Lunan	16613151-0	Zoucheng, the PRC	Provision of technical service for electricity and other services	4,333	40%	40%	14,120	8,503	53,546	(140)
China Huadian Finance	11778303-7	Beijing, the PRC	Provision of corporate financial service to its group companies	800,000	15%	15%	9,598,539	8,292,859	331,750	323,285
Huadian New Energy	71093502-X	Beijing, the PRC	Investment, development and management of new energy projects	200,000	20%	20%	1,820,843	1,620,843	4,263	–
The Group										
Longtan Coal Company	74692267-7	Guangan, the PRC	Development of coal mines and sale of coal	90,000	36%	45%	383,348	283,548	–	–

13 LONG-TERM EQUITY INVESTMENTS *(continued)*

(4) At 31 December 2007, the investment in principal other equity investments of the Group and the Company are listed as follows:

Name of investee enterprise	Initial investment cost	Opening balance	Addition in investment	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Shandong Luneng Heze Coal Power Development Company Limited	91,339	91,339	—	91,339
Shanxi Jinzhongnan Railway Coal Distribution Company Limited ("Jinzhongnan Company")	39,200	39,200	—	39,200
CHD Power Plant Operation Company Limited ("CHD Operation")	5,000	—	5,000	5,000
Sichuan Daduhe Shuangjiangkou Hydropower Development Company Limited	5,000	—	5,000	5,000
Total for the Company	140,539	130,539	10,000	140,539
Others	5,000	5,000	—	5,000
Total for the Group	145,539	135,539	10,000	145,539

14 FIXED ASSETS

	The Group			
	Buildings	Generators and related machinery and equipment	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost:				
Opening balance for the year	12,516,167	36,988,242	935,664	50,440,073
Additions for the year	3,170	11,161	42,905	57,236
Transfer from construction in progress *(note 15)*	3,762,362	15,291,577	102,331	19,156,270
Disposals for the year	(6,060)	(15,493)	(17,239)	(38,792)
Closing balance for the year	16,275,639	52,275,487	1,063,661	69,614,787
Accumulated depreciation:				
Opening balance for the year	3,317,018	10,613,212	496,775	14,427,005
Charge for the year	505,999	2,209,823	71,771	2,787,593
Written back on disposal	(3,281)	(13,297)	(16,287)	(32,865)
Closing balance for the year	3,819,736	12,809,738	552,259	17,181,733
Net book value:				
Closing balance for the year	12,455,903	39,465,749	511,402	52,433,054
Opening balance for the year	9,199,149	26,375,030	438,889	36,013,068

14 FIXED ASSETS *(continued)*

	The Company			
	Buildings	Generators and related machinery and equipment	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost:				
Opening balance for the year	5,965,075	17,124,195	508,691	23,597,961
Additions for the year	3,170	3,527	20,976	27,673
Transfer from construction in progress *(note 15)*	308,770	2,484,599	48,474	2,841,843
Transfer to a subsidiary	(1,349,123)	(5,266,193)	(66,222)	(6,681,538)
Disposals for the year	(2,087)	(12,344)	(11,730)	(26,161)
Closing balance for the year	4,925,805	14,333,784	500,189	19,759,778
Accumulated depreciation:				
Opening balance for the year	1,770,731	6,806,124	257,394	8,834,249
Charge for the year	226,814	967,071	35,642	1,229,527
Transfer to a subsidiary	(37,025)	(167,321)	(6,502)	(210,848)
Written back on disposal	(796)	(10,148)	(10,938)	(21,882)
Closing balance for the year	1,959,724	7,595,726	275,596	9,831,046
Net book value:				
Closing balance for the year	2,966,081	6,738,058	224,593	9,928,732
Opening balance for the year	4,194,344	10,318,071	251,297	14,763,712

14 FIXED ASSETS *(continued)*

At 31 December 2007, the Company and the Group's fixed assets pending disposal due to closing down of small-scale thermal generators are set out as below:

	Cost	Accumulated depreciation	Impairment provision	Net book value	Fair value	Estimated disposal cost	Estimated disposal time
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	
The Group							
Buildings	45,889	45,889	—	—	740	3,600	December 2008
Generators and related machinery and equipment	395,578	388,913	—	6,665	19,742	—	December 2008
Others	5,786	5,770	—	16	239	—	December 2008
Total	447,253	440,572	—	6,681	20,721	3,600	

	Cost	Accumulated depreciation	Impairment provision	Net book value	Fair value	Estimated disposal cost	Estimated disposal time
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	
The Company							
Buildings	16,636	16,636	—	—	630	1,500	December 2008
Generators and related machinery and equipment	314,180	308,516	—	5,664	18,391	—	December 2008
Others	5,398	5,390	—	8	237	—	December 2008
Total	336,214	330,542	—	5,672	19,258	1,500	

15 CONSTRUCTION IN PROGRESS AND CONSTRUCTION MATERIALS

Major construction materials and construction in progress of the Company and the Group are analysed as follows:

Project	Budgeted amount	Opening balance	Additions/ (decreases) for the year	Transfer to fixed assets	Transfer to subsidiaries	Closing balance	Proportion to budget	Source of funds
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*		
The Company								
Zouxian Power Plant Phase IV generating units	7,264,140	837,899	1,682,532	(2,242,934)	(277,497)	–	–	Self-financing and bank loans
Ningdong Wind Power Phase I	409,970	1,058	273	–	(1,331)	–	–	Self-financing and bank loans
Construction materials	–	48,009	(48,009)	–	–	–	–	Self-financing and bank loans
Desulphurisation, technical improvement projects and others	–	313,778	760,641	(598,909)	(2,225)	473,285	–	Self-financing and bank loans
Total for the Company		1,200,744	2,395,437	(2,841,843)	(281,053)	473,285		
Subsidiaries								
Guangan Company Phase III generating units	3,979,150	169,925	911,326	(1,065,924)	–	15,327	87.3%	Self-financing and bank loans
Weifang Company Phase II generating units	4,506,160	559,310	1,177,640	(1,701,137)	–	35,813	91.6%	Self-financing and bank loans
Lingwu Company generating units	4,592,110	980,891	3,252,615	(4,233,506)	–	–	92.2%	Self-financing and bank loans
Xinxiang Company Baoshan Power Plant generating units	4,788,980	280,647	4,095,753	(4,376,400)	–	–	91.4%	Self-financing and bank loans
Suzhou Company generating units	4,274,510	937,654	3,139,959	(4,077,613)	–	–	95.4%	Self-financing and bank loans

15 CONSTRUCTION IN PROGRESS AND CONSTRUCTION MATERIALS *(continued)*

Major construction materials and construction in progress of the Group and the Company are analysed as follows: *(Continued)*

Project	Budgeted amount	Opening balance	Additions/ (decreases) for the year	Transfer to fixed assets	Transfer to subsidiaries	Closing balance	Proportion to budget	Source of funds
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*		
Subsidiaries *(Continued)*								
Suzhou Biomass Energy Power Company straw-fired thermal power plant project	288,790	1,497	15,780	–	–	17,277	9.2%	Self-financing and bank loans
Wuhu Company generating units	4,999,800	289,665	1,611,816	–	–	1,901,481	39.4%	Self-financing and bank loans
Ningdong Company generating units	418,530	–	367,627	(368,545)	1,331	413	90.0%	Self-financing and bank loans
Zouxian Company generating units	7,264,140	–	18,347	–	277,497	295,844	94.1%	Self-financing and bank loans
Construction materials	–	1,133,984	(521,343)	–	–	612,641	–	Self-financing and bank loans
Desulphurisation, technical improvement projects and others	–	358,087	1,171,368	(491,302)	2,225	1,040,378	–	Self-financing and bank loans
Sub-total for subsidiaries		4,711,660	15,240,888	(16,314,427)	281,053	3,919,174		
Total for the Group		5,912,404	17,636,325	(19,156,270) *(Note 14)*	–	4,392,459		

The Group's carrying amount of construction in progress at the end of the year included capitalised borrowing cost of RMB148,562,000 (2006: RMB509,170,000). The interest rate per annum at which the borrowing costs were capitalised for the current year by the Group was 5.60% (2006: 5.42%). The Company's carrying amount of construction in progress at the end of the year included capitalised borrowing cost of RMB18,775,000 (2006: RMB100,450,000). The interest rate per annum at which the borrowing costs were capitalised for the current year by the Company was 5.57% (2006: 5.31%).

16 INTANGIBLE ASSETS

	The Group	The Company
	RMB'000	*RMB'000*
Cost:		
Opening balance	923,297	268,117
Additions	14,404	9,771
Transfer to subsidiaries	—	(45,273)
Closing balance	937,701	232,615
Accumulated amortisation:		
Opening balance	135,375	52,956
Charge for the year	30,100	13,188
Transfer to subsidiaries	—	(2,582)
Closing balance	165,475	63,562
Net book value:		
Closing balance	772,226	169,053
Opening balance	787,922	215,161

Intangible assets mainly represent land use rights. All land use rights were mainly obtained through acquisition, except for those in Weifang Company, Qingdao Company, Lingwu Company and Guangan Company, which were mainly granted by the state.

At 31 December 2007, the remaining amortisation period of land use rights are ranging from 5 to 65 years.

17 GOODWILL

	The Group	The Company
	RMB'000	*RMB'000*
Opening and closing balance	37,511	12,111

Goodwill in the Company's balance sheet was transferred from a subsidiary. This subsidiary transferred all its business, including assets and liabilities to the Company and was dissolved at the same time in 2000.

18 DEFERRED TAX ASSETS AND LIABILITIES

	The Group				The Company			
	2007		2006		**2007**		2006	
	Deductible temporary differences	**Deferred tax assets**	Deductible temporary differences	Deferred tax assets	**Deductible temporary differences**	**Deferred tax assets**	Deductible temporary differences	Deferred tax assets
	RMB'000	***RMB'000***	*RMB'000*	*RMB'000*	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*
Deferred tax assets								
Provision for stock and receivables	**103,123**	**23,841**	95,729	28,608	**56,812**	**14,203**	61,489	20,291
Amortisation of pre-operating expenses	**77,469**	**18,249**	73,906	24,389	**—**	**—**	11,586	3,824
Accrued expenses	**67,070**	**16,767**	238,662	78,016	**28,093**	**7,023**	176,170	58,137
Tax losses	**16,818**	**4,205**	—	—	**—**	**—**	—	—
Fair value adjustment	**248,279**	**62,070**	—	—	**—**	**—**	—	—
Others	**2,050**	**511**	166	53	**—**	**—**	73	22
Total	**514,809**	**125,643**	408,463	131,066	**84,905**	**21,226**	249,318	82,274

18 DEFERRED TAX ASSETS AND LIABILITIES *(continued)*

	The Group				The Company			
	2007		2006		2007		2006	
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax liabilities								
Depreciation of fixed assets	**(1,969,819)**	**(492,455)**	(1,488,283)	(491,134)	**—**	**—**	—	—
Capitalised interests	**(104,973)**	**(25,562)**	(110,557)	(28,301)	**—**	**—**	—	—
Fair value adjustment	**(816,107)**	**(179,431)**	(870,822)	(254,907)	**—**	**—**	—	—
Long-term equity investment	**(249,122)**	**(62,280)**	—	—	**(249,122)**	**(62,280)**	—	—
Total	**(3,140,021)**	**(759,728)**	(2,469,662)	(774,342)	**(249,122)**	**(62,280)**	—	—

19 INVESTMENT DEPOSIT

The investment deposit represents partial consideration paid to China Huadian for acquisition of its 95% equity interests in Wuhu Company. The Company completed such transaction in January 2007. China Huadian is a shareholder who holds more than 5% voting right of the Company.

20 IMPAIRMENT OF ASSETS

Impairment of assets of the Group as at 31 December 2007 is summarised as follow:

	Note	Opening balance RMB'000	Charge for the year RMB'000	Decrease during the year: Reversal RMB'000	Decrease during the year: Write off RMB'000	Closing balance RMB'000
Bad debt provision						
— Trade receivables	9	18,677	4,414	—	—	23,091
— Other receivables	11	5,127	—	(761)	—	4,366
Stock provision	12	72,282	7,709	(3,952)	—	76,039
Total		96,086	12,123	(4,713)	—	103,496

Impairment of assets of the Company as at 31 December 2007 is summarised as follow:

	Note	Opening balance RMB'000	Charge for the year RMB'000	Decrease during the year: Reversal RMB'000	Decrease during the year: Write off RMB'000	Closing balance RMB'000
Bad debt provision						
— Other receivables	11	3,282	—	(758)	—	2,524
Stock provision	12	58,202	—	(3,914)	—	54,288
Total		61,484	—	(4,672)	—	56,812

21 RESTRICTED ASSETS

At 31 December 2007, the Group's assets with restriction placed on their ownership are as follows:

Type	Note	Opening balance RMB'000	Increase during the year RMB'000	Decrease during the year RMB'000	Closing balance RMB'000
Assets guaranteed					
— Cash at bank and on hand	7	316,058	53,311	(349,419)	19,950
— Trade receivables	29(c)	—	51,280	—	51,280
Total		316,058	104,591	(349,419)	71,230

At 31 December 2007, the Company's assets with restrictions placed on their ownership are as follows:

Type	Note	Opening balance RMB'000	Increase during the year RMB'000	Decrease during the year RMB'000	Closing balance RMB'000
Assets guaranteed					
— Cash at bank and on hand	7	319	—	(319)	—

The Company and the Group's cash at bank and on hand pledged represent bank deposits used as guarantee for bills payable. The Group's trade receivables pledged represent trade receivables for sale of electricity used to secure for short-term loans.

22 SHORT-TERM LOANS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unsecured loans	**9,474,192**	10,089,902	**1,906,972**	4,486,902
Guaranteed loans	**—**	30,000	**—**	—
Secured loans	**50,000**	—	**—**	—
Total	**9,524,192**	10,119,902	**1,906,972**	4,486,902

22 SHORT-TERM LOANS *(continued)*

	The Group					
	2007			2006		
	Interest rate	Original currency	Renminbi/ Renminbi equivalent	Interest rate	Original currency	Renminbi/ Renminbi equivalent
		'000	*'000*		*'000*	*'000*
Short-term bank loans						
Renminbi	**5.02%-6.72%**		**7,428,377**	4.86% - 6.12%		8,760,250
US dollars	**6.08%-6.14%**	**65,139**	**475,815**	5.60% - 6.46%	65,139	508,652
Short-term Renminbi other loans *(note)*	**5.70%-6.56%**		**1,620,000**	5.00% - 5.58%		800,000
Short-term Renminbi shareholder loans	**—**		**—**	5.27%		51,000
			9,524,192			10,119,902

	The Company					
	2007			2006		
	Interest rate	Original currency	Renminbi/ Renminbi equivalent	Interest rate	Original currency	Renminbi/ Renminbi equivalent
		'000	*'000*		*'000*	*'000*
Short-term bank loans						
Renminbi	**5.59%-6.56%**		**1,381,157**	4.86% - 5.58%		3,928,250
US dollars	**6.08%-6.14%**	**65,139**	**475,815**	5.60% - 6.46%	65,139	508,652
Short-term Renminbi other loans *(note)*	**5.91%**		**50,000**	5.27%		50,000
			1,906,972			4,486,902

22 SHORT-TERM LOANS *(continued)*

Note: Short-term Renminbi other loans

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
China Huadian Finance	**1,090,000**	500,000	—	—
Huadian Coal	**500,000**	300,000	—	—
CHD Operation	**30,000**	—	—	—
Loans from subsidiaries	—	—	**50,000**	50,000
	1,620,000	800,000	**50,000**	50,000

The other loans borrowed from China Huadian Finance, an associate of the Company, bear interest at rates quoted from the People's Bank of China for same terms less 10%.

The other loans borrowed from Huadian Coal, an associate of the Company, bear interest rates at 5.70%-5.91%.

The other loans borrowed from CHD Operation, an invested company of the Company, bear interest rates at 6.56%.

Except for the shareholder loan, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

23 BILLS PAYABLE

All bills payable of the Group and the Company are bank acceptance bills due within one year. There is no bills payable to shareholders who hold 5% or more voting right of the Company included in the balance of bills payable.

24 TRADE PAYABLES

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade payables.

At 31 December 2007, the Group and the Company do not have any significant trade payable more than one year past due.

25 WAGES PAYABLE

	Opening balance	Addition for the period	Payment for the period	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Group				
Wages, bonuses, allowances and subsidies	241,360	495,869	(668,399)	68,830
Staff welfare	4,935	43,342	(48,277)	—
Social insurance expenses				
Medical insurance	8,022	77,527	(83,420)	2,129
Basic pension	3,353	187,865	(188,769)	2,449
Supplementary pension	309	179,671	(179,930)	50
Unemployment insurance	2,400	18,846	(19,128)	2,118
Industrial injury insurance	304	5,174	(5,450)	28
Maternity insurance	138	3,224	(3,357)	5
Housing fund	3,690	123,076	(126,070)	696
Labour union and staff education fund	12,362	33,245	(27,526)	18,081
Others	834	114,989	(114,557)	1,266
Total	277,707	1,282,828	(1,464,883)	95,652

25 WAGES PAYABLE *(continued)*

	Opening balance	Addition for the period	Payment for the period	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Company				
Wages, bonuses, allowances and subsidies	176,170	165,507	(313,584)	28,093
Staff welfare	1,886	16,838	(18,724)	—
Social insurance expenses				
Medical insurance	5,757	37,012	(42,393)	376
Basic pension	138	91,458	(91,502)	94
Supplementary pension	32	82,899	(82,881)	50
Unemployment insurance	1,585	9,804	(9,848)	1,541
Industrial injury insurance	—	2,447	(2,443)	4
Maternity insurance	—	1,459	(1,459)	—
Housing fund	215	87,035	(86,683)	567
Labour union and staff education fund	2,762	15,243	(13,850)	4,155
Others	110	17,933	(17,974)	69
Total	188,655	527,635	(681,341)	34,949

26 OTHER PAYABLES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Amount due to China Huadian	**16,080**	10,415	**8,675**	—
Amounts due to subsidiaries	**—**	—	**369,857**	375,639
Amounts due to other related parties	**13,922**	—	**11**	—
Amounts due to independent construction companies	**1,576,212**	851,564	**53,051**	114,397
Others	**363,455**	370,899	**85,217**	116,499
	1,969,669	1,232,878	**516,811**	606,535

Amounts due to independent construction companies mainly represent quality guarantee deposits.

Except for amount due to China Huadian, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 31 December 2007, except for quality guarantee deposits, the Group and the Company do not have any significant payable items with ageing over one year.

27 SHORT-TERM DEBENTURE PAYABLES

	Opening balance	Addition for the period	Decrease for the period	Closing balance
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Group and the Company				
Short-term debenture	—	3,985,759	—	3,985,759

Details of short-term debenture payables are analysed as follows:

	Period and interest rate	Date of issuance	Total face amount	Discount	Amortisation	Closing balance
			RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Group and the Company						
The first tranche of 2007 short-term debenture	From 9 May 2007 to 5 February 2008 effective annual interest rate of 3.74%	8 May 2007	4,000,000	(110,670)	96,429	3,985,759

On 8 May 2007, the Company issued 272-day short-term debentures with face value of RMB100, totalling RMB4 billion, at discount. The coupon rate is 3.38% per annum and the face amount is repayable on the maturity date.

28 LONG-TERM LOANS DUE WITHIN ONE YEAR

	The Group				The Company			
	2007		2006		2007		2006	
	Original currency	Renminbi/ Renminbi equivalent	Original currency	Renminbi/ Renminbi equivalent	Original currency	Renminbi/ Renminbi equivalent	Original currency	Renminbi/ Renminbi equivalent
	'000	'000	'000	'000	'000	'000	'000	'000
Bank loans								
Renminbi		1,344,668		877,060		100,000		189,060
US dollars	15,312	111,847	100,400	783,993	14,712	107,464	100,000	780,870
State loans								
US dollars	1,382	10,095	1,281	10,005	1,382	10,095	1,281	10,005
Other loans								
Renminbi		236,506		680,000		—		500,000
US dollars	2,307	16,856	2,307	18,020		—		—
		1,719,972		2,369,078		217,559		1,479,935
		(note 29(b))		(note 29(b))		(note 29(b))		(note 29(b))

Please refer to note 29 for details of loans.

29 LONG-TERM LOANS

(a) Details of repayment terms of long-term loans are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Bank loans				
Between one and two years (including two years)	**3,372,762**	1,752,420	**730,461**	884,880
Between two and five years (including five years)	**5,908,608**	6,996,909	—	1,452,000
Over five years	**11,338,759**	8,171,118	—	440,000
	20,620,129	16,920,447	**730,461**	2,776,880
Shareholder loans				
Between two and five years (including five years)	**585,000**	585,000	**585,000**	585,000
Over five years	**650,000**	650,000	—	—
	1,235,000	1,235,000	**585,000**	585,000
State loans				
Between one and two years (including two years)	**10,892**	10,792	**10,892**	10,792
Between two and five years (including five years)	**36,239**	41,155	**34,194**	39,791
Over five years	**13,600**	22,477	**8,145**	16,341
	60,731	74,424	**53,231**	66,924
Other loans				
Between one and two years (including two years)	**222,904**	252,221	—	198,037
Between two and five years (including five years)	**244,671**	536,477	—	100,000
Over five years	**168,065**	77,357	—	—
	635,640	866,055	—	298,037
	22,551,500	19,095,926	**1,368,692**	3,726,841

Except for the shareholder loans, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

29 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows:

The Group

	Interest rates and periods	2007 Original currency '000	2007 Renminbi/ Renminbi equivalent '000	2006 Original currency '000	2006 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 3.60% to 7.38% per annum as at 31 December 2007 (2006: 3.60% to 6.39%),with maturity up to 2025		**21,188,226**		17,628,680
US dollars loans	Interest rates mainly ranging from 5.63% to 6.11% per annum as at 31 December 2007 (2006: 6.14% to 6.38%),with maturity up to 2017	**121,625**	**888,418**	122,020	952,820
			22,076,644		18,581,500
Shareholder loans *(note (i))*					
Renminbi loans	Interest rates mainly ranging from 4.15% to 5.83% per annum as at 31 December 2007 (2006: 4.15% to 5.83%), with maturity up to 2021		**1,235,000**		1,235,000
State loans *(note (ii))*					
Renminbi loans	Interest rates mainly at 2.55% per annum as at 31 December 2007 (2006: 2.55%),with maturity up to 2020		**18,700**		18,700
US dollars loans	Interest rates mainly at 5.55% per annum as at 31 December 2007 (2006: 5.51%),with maturity up to 2012	**7,136**	**52,126**	8,417	65,729
			70,826		84,429

29 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The Group *(Continued)*

	Interest rates and periods	2007 Original currency '000	2007 Renminbi/ Renminbi equivalent '000	2006 Original currency '000	2006 Renminbi/ Renminbi equivalent '000
Other loans *(note (iii))*					
Renminbi loans	Interest rates mainly ranging from 5.67% to 7.05% per annum as at 31 December 2007 (2006: 5.18% to 6.16%), with maturity up to 2021		**846,853**		1,500,998
US dollars loans	Interest rates mainly at 7.58% per annum as at 31 December 2007 (2006: 7.02%),with maturity up to 2010	**5,770**	**42,149**	8,078	63,077
			889,002		1,564,075
			24,271,472		21,465,004
Less: Long-term loans due within one year *(note 28)*			**(1,719,972)**		(2,369,078)
			22,551,500		19,095,926

29 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The Company

	Interest rates and periods	2007 Original currency '000	2007 Renminbi/ Renminbi equivalent '000	2006 Original currency '000	2006 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly at 5.18% per annum as at 31 December 2007 (2006: 5.18% to 6.16%), with maturity up to 2008		**100,000**		2,851,060
US dollars loans	Interest rates mainly ranging from 5.63% to 6.09% per annum as at 31 December 2007 (2006: 6.18% to 6.38%), with maturity up to 2009	**114,712**	**837,925**	114,712	895,750
			937,925		3,746,810
Shareholder loans *(note (i))*					
Renminbi loans	Interest rates mainly ranging from 5.27% to 5.83% per annum as at 31 December 2007 (2006: 5.27% to 5.83%), with maturity up to 2011		**585,000**		585,000
State loans *(note (ii))*					
Renminbi loans	Interest rates mainly at 2.55% per annum as at 31 December 2007 (2006: 2.55%), with maturity up to 2020		**11,200**		11,200

29 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The Company *(Continued)*

	Interest rates and periods	2007 Original currency '000	2007 Renminbi/ Renminbi equivalent '000	2006 Original currency '000	2006 Renminbi/ Renminbi equivalent '000
US dollars loans	Interest rates mainly at 5.55% per annum as at 31 December 2007 (2006: 5.51%), with maturity up to 2012	7,136	52,126	8,417	65,729
			63,326		76,929
Other loans *(note (iii))*					
Renminbi loans	Interest rates mainly ranging from 5.18% to 5.67% per annum as at 31 December 2006 with maturity up to 2009		–		798,037
			1,586,251		5,206,776
Less: Long-term loans due within one year *(note 28)*			(217,559)		(1,479,935)
			1,368,692		3,726,841

29 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

Note (i) *Shareholder loans*

Balance of shareholder loans is analysed as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Shandong International Trust Company Limited ("SITC")	**585,000**	585,000	**585,000**	585,000
China Huadian	**650,000**	650,000	**—**	—
	1,235,000	1,235,000	**585,000**	585,000

Shareholder loans borrowed from SITC bear interest at rates quoted from the People's Bank of China for same tems less 10%.

Shareholder loans borrowed from China Huadian bear interest rates at 4.15% - 4.98% (2006: 4.15% - 4.98%).

Note (ii) *State loans*

The loans mainly represent a loan facility of US$310,000,000 granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into in 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to Shandong Electric Power (Group) Corporation ("SEPCO"). Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278,250,000 was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

In 2006, a loan of RMB11,200,000 was granted to the Group by the MOF as funding for certain environmental and comprehensive resources utilisation construction projects.

29 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

Note (iii) *Other loans*

Balance of other loans is analysed as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
China Huadian Finance	**766,021**	1,175,037	**—**	798,037
Others	**122,981**	389,038	**—**	—
	889,002	1,564,075	**—**	798,037

Other loans borrowed from China Huadian Finance bear interest at rates quoted from the People's Bank of China for same terms less 10%.

29 LONG-TERM LOANS *(continued)*

(c) Guarantee and security of long-term loans are analysed as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unsecured loans	**16,655,425**	16,939,765	**1,534,124**	5,141,047
Loans guaranteed by SEPCO	**52,127**	65,729	**52,127**	65,729
Loans guaranteed by China Huadian	**220,000**	220,000	**—**	—
Loans guaranteed by third parties	**613,920**	949,510	**—**	—
Secured loans	**6,730,000**	3,290,000	**—**	—
	24,271,472	21,465,004	**1,586,251**	5,206,776
Less: Long-term loans due within one year	**(1,719,972)**	(2,369,078)	**(217,559)**	(1,479,935)
	22,551,500	19,095,926	**1,368,692**	3,726,841

The secured loans are secured by the income stream in respect of the sale of electricity of subsidiaries.

30 SHARE CAPITAL

The Company's share capital status at 31 December is as follows:

	2007	2006
	RMB'000	*RMB'000*
(1) Share with selling restriction		
— A shares	**3,449,157**	3,894,121
(2) Share without selling restriction		
— A shares	**1,140,899**	695,935
— H shares	**1,431,028**	1,431,028
Total	**6,021,084**	6,021,084

(Expressed in Renminbi)

30 SHARE CAPITAL *(continued)*

All classes of share above rank pari passu in all material respects.

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to further issue 765,000,000 RMB ordinary shares with par value of RMB1 each. As a result, the registered capital of the Company was increased to 6,021,084,200 shares. The RMB ordinary shares issued in 2005 included 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

Since the implementation of the Share Reform on 1 August 2006, all domestic shares became eligible for listing and circulation on the Shanghai Stock Exchange. However, the 3,850,356,200 original unlisted domestic shares held by the original domestic shareholders have a period of restriction for disposal ranging from 1 to 3 years. As at 31 December 2007, 3,449,157,304 original domestic shares were still subject to restriction of disposal. Details of the Share Reform are set out in note 1.

The paid up share capital included RMB3,825,056,200 paid up domestic shares capital which has been verified by Shangdong Jining Public Accounting Firm on 18 June 1994 and capital verification report has been issued. The capital verification report was Kuai Shi (Zou) Yan Zi No. 102. The paid up H shares capital of RMB1,431,028,000 has been verified by KPMG Huazhen on 30 August 1999 and capital verification report has been issued. The report number of the capital verification report was KPMG-C-(1999) CV No. 0005. The paid up A shares capital of 569,000,000 and paid up domestic shares capital of RMB196,000,000 have been verified by KPMG Huazhen on 28 January 2005 and capital verification report has been issued. The report number of the capital verification report was KPMG-A-(2005) CR No. 0005.

31 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE

(a) Capital reserve

	The Group		
	Share premium	Others	Total
	RMB'000	*RMB'000*	*RMB'000*
At 1 January 2006	1,877,942	29,119	1,907,061
Addition for the year	—	165,355	165,355
At 31 December 2006 and at 1 January 2007	1,877,942	194,474	2,072,416
Addition for the year	—	15,640	15,640
Decrease for the year	—	(740)	(740)
Adjustment on capital reserve for business combination involving entities under common control	(25,410)	—	(25,410)
At 31 December 2007	1,852,532	209,374	2,061,906

	The Company		
	Share premium	Others	Total
	RMB'000	*RMB'000*	*RMB'000*
At 1 January 2006	1,868,442	3,950	1,872,392
Addition for the year	—	82,574	82,574
At 31 December 2006 and at 1 January 2007	1,868,442	86,524	1,954,966
Addition for the year	—	15,640	15,640
Decrease for the year	—	(740)	(740)
Adjustment on capital reserve for business combination involving entities under common control	(21,864)	—	(21,864)
At 31 December 2007	1,846,578	101,424	1,948,002

31 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE *(continued)*

(a) Capital reserve *(Continued)*

Share premium represents the net premium received from the issuance of H Shares in June 1999 and the issuance of RMB ordinary shares in January 2005. It also represents adjustment on capital reserve of business combination involving entities under common control. Other capital reserves mainly represent the transfer of government grants from special payables after completion of the relevant projects.

(b) The movement of statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve are as follow:

	The Group and the Company			
	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2006	883,394	340,022	68,089	1,291,505
Transfer to statutory surplus reserve	340,022	(340,022)	—	—
Profit appropriations	88,285	—	—	88,285
At 31 December 2006 and at 1 January 2007	1,311,701	—	68,089	1,379,790
Profit appropriations	92,819	—	—	92,819
At 31 December 2007	1,404,520	—	68,089	1,472,609

(Expressed in Renminbi)

31 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE *(continued)*

(c) Profit appropriations

(i) Appropriation is determined in accordance with the related rules and terms in the Company's articles of association.

(ii) According to the Company's articles of association, the Company is required to appropriate at least 10% of its profit after taxation, as determined under PRC Accounting Standards to the statutory surplus reserve until the reserve balance reaches 50% of the registered share capital. The appropriation to the statutory surplus reserve must be made before distribution of dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, or to increase the share capital provided that the balance after such issue is not less than 25% of the registered share capital.

(iii) According to the Notice of the Ministry of Finance on accounting issues relating to the implementation of the Company Law of the PRC (Cai Qi [2006] No. 67), the Company transferred the balance of the statutory public welfare fund as at 31 December 2005 to statutory surplus reserve.

(iv) The Board of Directors of the Company approved the percentage of profit appropriations for 2006 and 2007 as follows:

	2007	2006
To statutory surplus reserve	**10%**	10%

For details of distribution of dividend, please refer to note 32.

(v) According to the articles of association of the Company, the retained profits available for distribution are the lower of the amounts determined under PRC Accounting Standards applicable to the Company and the amount determined under IFRS or the applicable financial regulations of the place in which the Company is listed (if the financial statements of the Group is not prepared under IFRS).

32 DIVIDENDS

(a) Dividends of ordinary shares declaring during the year

Pursuant to the shareholders' approval at the Shareholders' Meeting on 12 June 2007, a cash dividend of RMB0.062 per share (2006: RMB0.065 per share) totalling RMB373,307,000 (2006: RMB391,370,000) to the Company's ordinary shareholders on 3 July 2007.

(b) Dividends of ordinary shares proposed after the balance sheet date

The Board of Directors proposed on 25 March 2008 the appropriation of a cash dividend of RMB0.062 per share (2006: 0.062 per share) totalling RMB373,307,000 (2006: RMB373,307,000) to the Company's ordinary shareholders.

33 TURNOVER

Turnover mainly represents revenues from sale of electricity and heat, net of VAT, and is summarised as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Sales from principal activities				
— Revenue from sales of electricity	**20,008,797**	14,404,109	**8,555,490**	7,752,948
— Revenue from sales of heat	**332,325**	295,855	**5,160**	4,457
Sub-total	**20,341,122**	14,699,964	**8,560,650**	7,757,405
Other revenue	**151,335**	76,304	**30,852**	4,653
Total	**20,492,457**	14,776,268	**8,591,502**	7,762,058

Revenues from sale of electricity and heat of the Group are subject to VAT based on the invoiced amounts at 17% and 13% respectively (output VAT). SEPCO, Sichuan Electric Power Corporation, Ningxia Electric Power Corporation, Henan Electric Power Company and Anhui Electric Power Company or purchasers of heat are liable to pay output VAT together with the invoiced amounts. VAT from purchase of raw materials by the Group (input VAT) can be netted off against output VAT received from sale of electricity and heat.

33 TURNOVER *(continued)*

Total sales from top five customers of the Group, and the percentage over sales from principal activities are as follow:

	2007		2006	
	Sales amount	**Percentage over sales from principal activities**	Sales amount	Percentage over sales from principal activities
	RMB'000		*RMB'000*	
The Group	**20,008,797**	**98.4%**	14,640,104	99.6%
The Company	**8,560,650**	**100.0%**	7,757,405	100.0%

34 COST OF SALES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost of sales from principal activities				
— Cost of sale of electricity	**16,019,302**	11,356,625	**6,924,981**	6,108,889
— Cost of sale of heat	**414,656**	384,065	**5,079**	3,312
Sub-total	**16,433,958**	11,740,690	**6,930,060**	6,112,201
Cost of sales of other operating activities	**99,208**	50,909	**12,934**	2,439
Total	**16,533,166**	11,791,599	**6,942,994**	6,114,640

35 SALES TAXES AND SURCHARGES

	Basis	The Group 2007	The Group 2006	The Company 2007	The Company 2006
		RMB'000	RMB'000	**RMB'000**	RMB'000
City maintenance and construction tax	1 - 7% on VAT payable	**129,594**	99,998	**58,515**	55,198
Education surcharge	3 - 5% on VAT payable (2006: 3 - 4%)	**78,307**	57,391	**33,531**	31,542
		207,901	157,389	**92,046**	86,740

36 FINANCIAL EXPENSES

	The Group 2007	The Group 2006	The Company 2007	The Company 2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Interest incurred	**2,063,391**	1,340,487	**550,590**	411,127
Less: Interest capitalised	**(583,027)**	(820,825)	**(105,100)**	(226,894)
Net interest expenses	**1,480,364**	519,662	**445,490**	184,233
Interest income on deposits	**(9,759)**	(8,142)	**(3,698)**	(3,303)
Net exchange gain	**(99,325)**	(49,162)	**(92,358)**	(45,459)
Net loss/(gain) on derivative financial instruments	**10,632**	(7,610)	**10,632**	(7,610)
Total	**1,381,912**	454,748	**360,066**	127,861

37 INVESTMENT INCOME

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Long-term equity investment income				
— Accounted for under the cost method	—	3,140	**13,658**	23,303
— Accounted for under the equity method	**130,606**	98,667	**130,606**	98,667
Gain on disposal of investment	—	16,156	—	32,630
Total	**130,606**	117,963	**144,264**	154,600

The analysis of the Group's long-term equity investment income from major investees is as follows:

	2007	2006	Reason for movement
	RMB'000	*RMB'000*	
Jointly controlled entity			
— Zhongning Company	**45,681**	62,118	Profit or loss from normal operations
Associates			
— Ningxia Power Company	**14,607**	22,483	Profit or loss from normal operations
— Chizhou Company	**(2,017)**	(147)	Profit or loss from normal operations
— Luzhou Company	**(14,506)**	—	Luzhou Company entered trial run period in 2007
— Zoucheng Lunan	**(56)**	(86)	Profit or loss from normal operations
— Huadian Coal	**38,405**	14,299	Profit or loss from normal operations
— China Huadian Finnce	**48,492**	—	The Group acquired equity interest of China Huadian Finance in December 2006
Other enterprises	—	3,140	No cash dividend was received in current year
Total	**130,606**	101,807	

37 INVESTMENT INCOME *(continued)*

The analysis of the Company's long-term equity investment income from major investees is as follows:

	2007	2006	Reason for movement
	RMB'000	*RMB'000*	
Subsidiaries			
— Weifang Company	**9,033**	—	Under cost method, investment income is recognised when dividend is declared by subsidiary, no cash dividend was declared last year.
— Zibo Company	**4,625**	—	Under cost method, investment income is recognised when dividend is declared by subsidiary, no cash dividend was declared last year.
— Zhangqiu Company	**—**	15,930	Under cost method, investment income is recognised when dividend is declared by subsidiary, no cash dividend was declared in current year.
— Tengzhou Company	**—**	4,233	Under cost method, investment income is recognised when dividend is declared by subsidiary, no cash dividend was declared in current year.

37 INVESTMENT INCOME *(continued)*

The analysis of the Company's long-term equity investment income from major investees is as follows: *(Continued)*

	2007	2006	Reason for movement
	RMB'000	*RMB'000*	
Jointly controlled entity			
— Zhongning Company	**45,681**	62,118	Profit or loss from normal operations
Associates			
— Ningxia Power Company	**14,607**	22,483	Profit or loss from normal operations
— Chizhou Company	**(2,017)**	(147)	Profit or loss from normal operations
— Luzhou Company	**(14,506)**	—	Luzhou Company entered trial run period in 2007
— Zoucheng Lunan	**(56)**	(86)	Profit or loss from normal operations
— Huadian Coal	**38,405**	14,299	Profit or loss from normal operations
— China Huadian Finance	**48,492**	—	The Group acquired equity interest of China Huadian Finance in December 2006
Other enterprises	—	3,140	No cash dividend was received in current year
Total	**144,264**	121,970	

38 INCOME TAX

(1) Income tax in the income statement represents:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Charge for PRC enterprise income tax for the year	**281,273**	483,586	**194,235**	397,184
Under/(over)-provision for income tax in respect of preceding year	**3,858**	1,541	**(1,452)**	1,477
Deferred taxation	**(9,191)**	34,833	**123,328**	(44,053)
	275,940	519,960	**316,111**	354,608

(2) The analysis of deferred tax expense is set out below:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Origination and reversal of temporary differences	**185,538**	34,833	**136,465**	(44,053)
Changes in tax rate	**(194,729)**	—	**(13,137)**	—
	(9,191)	34,833	**123,328**	(44,053)

38 INCOME TAX *(continued)*

(3) Reconciliation between income tax and accounting profits is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before taxation	**1,822,949**	1,890,359	**1,244,293**	1,237,456
Expected income tax expense at a tax rate of 33%	**601,573**	623,818	**410,617**	408,360
Change in tax rate	**(194,729)**	—	**(13,137)**	—
Non-deductible expenses	**3,806**	2,055	**5,175**	5,534
Non-taxable income	**(46,695)**	(50,541)	**(49,725)**	(60,763)
Differential tax rate on subsidiary's income	**(45,318)**	(25,071)	**—**	—
Tax credit *(note (i))*	**(46,555)**	(31,842)	**(35,367)**	—
Under/(over)-provision in respect of preceding year	**3,858**	1,541	**(1,452)**	1,477
	275,940	519,960	**316,111**	354,608

Note:

(i) *Pursuant to CaiShuiZi [1999] No.290 issued by the MOF and the State Administration of Taxation, tax credit is granted for purchases of domestic equipments for production. The tax credit is calculated as 40% of the current year's purchase amount of domestic equipments for production, but is limited to the increase in enterprise income tax of the year of purchase from the preceding year.*

39 NOTE TO THE CASH FLOW STATEMENT

(1) Reconciliation of net profit to cash flow from operating activities:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Net profit	**1,547,009**	1,370,399	**928,182**	882,848
Add: Depreciation of fixed assets	**2,764,393**	1,854,345	**1,213,787**	960,926
Amortisation of intangible assets	**30,100**	19,066	**13,188**	10,623
Finance expenses	**1,381,912**	454,748	**360,066**	127,861
Investment income	**(130,606)**	(117,963)	**(144,264)**	(154,600)
Impairment losses/ (impairment written back)	**7,410**	739	**(4,672)**	676
Loss on disposal of fixed assets	**4,759**	7,165	**3,551**	7,313
Decrease/(increase) in deferred tax assets	**5,423**	(56,993)	**61,048**	(31,448)
(Decrease)/increase in deferred tax liabilities	**(14,614)**	91,826	**62,280**	(12,605)
Decrease/(increase) in inventories	**77,404**	(149,807)	**107,663**	13,636
(Increase)/decrease in operating receivables	**(508,657)**	(192,615)	**552,513**	(59,473)
Increase/(decrease) in operating payables	**77,319**	223,909	**(1,116,734)**	153,514
Net cash flow from operating activities	**5,241,852**	3,504,819	**2,036,608**	1,899,271

39 NOTE TO THE CASH FLOW STATEMENT *(continued)*

(2) Cash and cash equivalents held by the Group and the Company are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
(a) Cash at bank and on hand				
— Cash on hand	**1,351**	1,217	**876**	581
— Bank deposits available on demand	**1,369,651**	1,015,597	**1,075,934**	576,089
— Other monetary fund available on demand	**2,287**	400	**1,063**	—
— Cash with restricted usage	**19,950**	316,058	**—**	319
(b) Closing balance of cash and cash equivalent	**1,393,239**	1,333,272	**1,077,873**	576,989
Less: cash with restricted usage	**(19,950)**	(316,058)	**—**	(319)
(c) Closing balance of cash and cash equivalents available on demand	**1,373,289**	1,017,214	**1,077,873**	576,670

(3) Net cash paid for acquisition of a subsidiary:

	The Group
	RMB'000
Consideration for acquisition of a subsidiary	25,410
Less: investment deposit	(15,250)
Net cash paid for the acquisition of a subsidiary	10,160

For non-cash assets and liabilities held by the acquired subsidiary are disclosed in note 6(2).

40 RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUE FOR FINANCIAL INSTRUMENTS

Exposure to interest rate, credit, currency and liquidity risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuation in foreign exchange rates. These risks are limited by the Group's financial management policies and practices described below.

(1) Interest rate risks

The interest rates and terms of repayment of the outstanding loans of the Group and the Company are disclosed in note 29.

(a) At 31 December, the Group and the Company held the following interest-bearing financial instruments:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Fixed rate instruments				
Financial liabilities				
— Short-term loans	**(7,493,757)**	(6,042,000)	**(695,157)**	(1,760,000)
— Long-term loans	**(801,121)**	(1,081,121)	**(11,200)**	(11,200)
— Short-term debenture payables	**(3,985,759)**	—	**(3,985,759)**	—
	(12,280,637)	(7,123,121)	**(4,692,116)**	(1,771,200)
Floating rate instruments				
Financial assets				
— Cash at bank and on hand	**1,393,239**	1,333,272	**1,077,873**	576,989
Financial liabilities				
— Short-term loans	**(2,030,435)**	(4,077,902)	**(1,211,815)**	(2,726,902)
— Long-term loans	**(23,470,351)**	(20,383,883)	**(1,575,051)**	(5,195,576)
	(24,107,547)	(23,128,513)	**(1,708,993)**	(7,345,489)

40 RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUE FOR FINANCIAL INSTRUMENTS *(continued)*

(1) Interest rate risks *(Continued)*

(b) Sensitivity analysis

At 31 December 2007, it is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would decrease the Group's profit after tax and shareholders' equity by approximately RMB173,228,000 (2006: RMB162,774,000).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point increase represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(2) Credit risks

Substantially all of the Group's cash and cash equivalents are deposited with the four largest commercial banks of the PRC and China Development Bank.

SEPCO, Sichuan Electric Power Corporation and Ningxia Electric Power Company, Henan Electric Power Company and Anhui Electric Power Company, the provincial grid companies, are the purchasers of electricity supplied by the Group. The details of sale and receivables from sale of electricity are as follows:

	2007	2006
	RMB'000	*RMB'000*
Sale of electricity to:		
SEPCO	**16,210,210**	12,775,858
Sichuan Electric Power Corporation	**2,140,814**	1,628,251
Ningxia Electric Power Company	**667,174**	—
Henan Electric Power Company	**660,915**	—
Anhui Electric Power Company	**329,864**	—
Receivables from sale of electricity:		
SEPCO	**812,072**	1,166,477
Sichuan Electric Power Corporation	**472,647**	325,600
Ningxia Electric Power Company	**134,130**	—
Henan Electric Power Company	**360,337**	—
Anhui Electric Power Company	**152,142**	—

40 RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUE FOR FINANCIAL INSTRUMENTS *(continued)*

(2) Credit risks *(continued)*

The maximum exposure to credit is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

No other financial assets carry a significant exposure to credit risk.

The ageing analysis of debtors that are past due but not impaired on individual and collective assessment is set out as follows:

Ageing	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Past due within 3 months (including 3 months)	**4,263**	2,042	—	—
Past due 3-6 months (including 6 months)	**8,348**	2,451	—	—
Past due 6 months-1 year (including 1 year)	—	2,090	—	—
More than 1 year past due	—	482	—	—
	12,611	7,065	—	—

(3) Foreign currency risk

(a) The Group is exposed to foreign currency risk as certain loans are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operations.

The Group used forward contracts to hedge certain anticipated loan repayment and interest expenses. Changes in the fair value of these forward contracts are recognised in profit or loss (see note 36). At 31 December 2006, the Group had forward exchange contracts with a net fair value of RMB3,354,000, recognised as derivative financial instruments. No outstanding forward exchange contracts existed at 31 December 2007.

(Expressed in Renminbi)

40 RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUE FOR FINANCIAL INSTRUMENTS *(continued)*

(3) Foreign currency risk *(continued)*

(b) The following are the significant exchange rates applied by the Group and the Company:

	Average rate		Reporting date mid-spot rate	
	2007	2006	**2007**	2006
USD	**7.5567**	7.9395	**7.3046**	7.8087
HKD	**0.9705**	1.0225	**0.9364**	1.0047

(4) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The maturity analysis of long-term loans of the Group and the Company are disclosed 29.

40 RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUE FOR FINANCIAL INSTRUMENTS *(continued)*

(5) Estimation of fair value

The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarise the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

The carrying values of the Group's current financial assets and liabilities approximates their fair value due to the short-term nature of these instruments.

The forward exchange contracts are stated at their fair values based on quoted market price.

The carrying values of the Group's non-current financial liabilities approximates their fair value based on a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

41 COMMITMENTS

(1) Capital commitments

The capital commitments of the Group and the Company are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted for	**13,788,404**	11,853,732	**6,865,904**	4,301,709
Authorised but not contracted for	**4,504,593**	8,577,015	**166,050**	733,675
	18,292,997	20,430,747	**7,031,954**	5,035,384

These capital commitments relate to purchase of fixed assets and capital contributions to the Group's investments and associates.

At 31 December 2007, the Group did not have any proportionate share of the jointly controlled entity's capital expenditure commitments (2006: RMBNil).

(2) Operating lease commitments

According to those non-cancellable operating lease agreements in respect of land and buildings, the total future minimum lease payments of the Group and the Company as at year end are as follows:

	2007	2006
	RMB'000	*RMB'000*
Within one year	**31,652**	31,674
Over one year and within two years	**30,178**	30,178
Over two years and within three years	**30,178**	30,178
Over three years	**505,482**	533,145
	597,490	625,175

Pursuant to an agreement, the Company is leasing certain land from the Shandong Provincial Government for a term of 30 years with effect from 1 September 1997. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The current annual rental effective from 1 January 2001 is Rmb 30,178,000. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of Rmb 30,178,000 as the revision of annual rental is still under negotiation.

42 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS

(1) Information of parent company of the Company is as follows:

Company name	Organisation code	Place of registration	Principal operation	Registered capital	Equity interest to the Company	Voting right to the Company
				RMB'000		
China Huadian	71093107X	Beijing, the PRC	Development, construction and operation management of electricity related business, organisation of production and sale of electricity and heat	12,000,000	49.18%	49.18%

(2) Please refer to note 6 for the information about subsidiaries of the Company.

Balances between the Company and its subsidiaries are as follows:

	2007	2006
	RMB'000	*RMB'000*
Receipt in advance due to subsidiaries for purchase of coal	**4,240**	89,565
Loan from subsidiary	**50,000**	50,000
Prepayment to subsidiary for purchase of material	**451,140**	37,751

The above balances between the Company and its subsidiaries were fully eliminated in the consolidated financial statements of the Company and its subsidiaries.

42 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS

(continued)

(3) Transactions between the Group and key management personnel

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Remuneration for key management personnel	**6,795**	5,687	**6,795**	5,687

The above material transactions with key management personnel were conducted in ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

(4) Transactions between the Group and other related parties

(a) Other related parties that do not control/are not controlled by the Group but had related parties transaction were:

Company name	Relationship with the Company
SITC	holding 13.3% shareholding of the Company
China Huadian Engineering (Group) Corporation	Controlled by China Huadian
China Huadian Finance	Associate
Huadian Coal	Associate
CHD Operation	Controlled by China Huadian

Please refer to note 13 for information related to jointly controlled entity and associates of the Group.

42 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS

(continued)

(4) Transactions between the Group and other related parties *(Continued)*

(b) Transaction amounts with parties other than key management personnel are set out as follows:

		The Group				The Company			
		2007		2006		2007		2006	
		Transaction amount	Percentage on similar deals	Transaction amount	Percentage on similar deals	Transaction amount	Percentage on similar deals	Transaction amount	Percentage on similar deals
	Note	RMB'000		RMB'000		RMB'000		RMB'000	
Construction costs and equipment costs	(i)	**273,893**	**2.12%**	286,307	1.48%	**5,132**	**0.25%**	52,577	1.09%
Interest expenses	(ii)	**186,938**	**9.04%**	150,314	11.21%	**72,727**	**13.21%**	79,575	19.36%
Loan obtained from related parties	(ii)	**1,810,984**	**6.29%**	1,833,000	6.51%	**500,000**	**4.15%**	350,000	3.22%
Loan repaid to related parties	(ii)	**1,451,000**	**6.43%**	925,000	5.59%	**500,000**	**5.09%**	625,000	8.32%
Service fee	(iii)	**36,000**	**18.98%**	26,000	22.86%	**—**	**—**	6,610	17.06%

(i) The amount represented construction costs and equipment costs paid and payable to China Huadian Engineering (Group) Company and its subsidiary.

(ii) Details of loans from SITC, China Huadian, China Huadian Finance, Huadian Coal and CHD Operation are set out in note 22 and 29.

(iii) Service fee represented amount paid to Huadian Coal for provision of management and co-ordination services in relation to coal procurement in the PRC.

42 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS

(continued)

(4) Transactions between the Group and other related parties *(Continued)*

(c) The balances of transactions with other related parties at 31 December are set out as follows:

		The Group		The Company	
		2007	2006	**2007**	2006
	Note	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Prepayment for construction and purchase of equipment	(i)	**127,273**	228,120	**–**	316
Trade payables	(i)	**(45,351)**	(18,159)	**–**	(10,862)
Shareholder loans	(ii)	**(1,235,000)**	(1,286,000)	**(585,000)**	(585,000)
Other loans	(ii)	**(2,386,021)**	(1,975,037)	**–**	(798,037)

(i) The amount represented construction costs and equipment costs paid and payable to China Huadian Engineering (Group) Company and its subsidiary.

(ii) Details of loans from SITC, China Huadian, China Huadian Finance, Huadian Coal and CHD Operation are set out in note 22 and 29.

(d) In April 2006, the Company contributed RMB315,000,000 to the registered capital of Huadian Coal, which was originally a wholly owned subsidiary of China Huadian, for part of the capital enlargement. After the completion of the capital enlargement of Huadian Coal, the Company owns about 20.19% equity interest in Huadian Coal.

(e) In December 2006, the Company contributed RMB147,360,000 to China Huadian Finance, a subsidiary of China Huadian, to participate in the capital enlargement of China Huadian Finance. After the completion of the capital enlargement of Chain Huadian Finance, the Company owns 15% equity interests in China Huadian Finance.

(f) As disclosed in note 6(2), the Company entered into the Investment Agreement with China Huadian to acquire its 95% equity interests in Wuhu Company for a consideration of RMB25.41 million. Pursuant to the Investment Agreement, the Company paid an investment deposit of RMB15.25 million to China Huadian in 2006. In 2007, the Company paid the remaining RMB10.16 million to China Huadian and the acquisition was completed.

(Expressed in Renminbi)

42 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS

(continued)

(4) Transactions between the Group and other related parties *(Continued)*

(g) In May 2007, the Company and China Huadian and its certain subsidiaries established CHD Operation. The Company contributed RMB5 million for the 10% equity interests in CHD Operation.

(h) In September 2007, the Company, China Huadian and its certain subsidiaries and related party established Huadian New Energy. The Company contribution RMB40 million for the 20% equity interests in Huadian New Energy.

(i) Apart from the loans due to related parties mentioned in notes 22 and 29 and other receivables/payables from/to related parties mentioned in notes 11 and 26, the Group did not have any other receivables/payables from/to related parties at 31 December 2006 and 31 December 2007.

(j) At 31 December 2007, Guangan Company provided guarantees to banks for loans granted to Longtan Coal Company amounting to RMB110,000,000 (2006: RMB73,400,000).

43 CONTINGENT LIABILITIES

Apart from those disclosed in note 42(4)(j), at 31 December 2007, the Company provided guarantees to banks for loans granted to certain of its subsidiaries amounting to RMB355,666,000 (2006: RMB462,911,000).

44 EXTRAORDINARY GAIN AND LOSS

According to requirements of "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 - extraordinary gain and loss" (2007 revised), extraordinary gain and loss of the Group and the Company are set out below:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Extraordinary gain and loss for the year				
Non-operating income	**26,561**	5,851	**260,964**	107
Non-operating expenses	**(8,500)**	(8,570)	**(6,140)**	(8,257)
Net loss of acquiree before business combination due to business combination involving entities under common control	—	(8,665)	—	—
Gain on disposal of investments	—	16,156	—	32,630
Net (loss)/gain on derivative financial instruments	**(10,632)**	7,610	**(10,632)**	7,610
	7,429	12,382	**244,192**	32,090
Less: Tax effect of the above items	**(2,460)**	(4,088)	**(80,583)**	(5,153)
Total	**4,969**	8,294	**163,609**	26,937
Attributable to:				
Equity shareholders of the Company	**4,716**	8,071	**163,609**	26,937
Minority interests	**253**	223	—	—

Note: The above figures for 2006 have been adjusted. These retrospective adjustments were made as a result of first time adoption of CAS (2006) in this year and business combination involving entities under common control as set out in note 4 and 6.

45 EARNINGS PER SHARE AND RETURN ON NET ASSETS

(1) The Group's earning per share

	2007		2006	
	Basic	**Diluted**	Basic	Diluted
(a) Earnings per share inclusive of extraordinary gain and loss (RMB)	**0.204**	**0.204**	0.201	0.201
— Profit attributable to the Company's ordinary equity shareholders *(RMB'000)*	**1,226,270**	**1,226,270**	1,212,223	1,212,223
— Weighted average number of the Company's ordinary shares *('000 shares)*	**6,021,084**	**6,021,084**	6,021,084	6,021,084
(b) Earnings per share net of extraordinary gain and loss (RMB)	**0.203**	**0.203**	0.200	0.200
— Profit deducted extraordinary gains and loss attributable to the Company's ordinary equity shareholders *(RMB'000)*	**1,221,554**	**1,221,554**	1,204,152	1,204,152
— Weighted average number of the Company's ordinary shares *('000 shares)*	**6,021,084**	**6,021,084**	6,021,084	6,021,084

45 EARNINGS PER SHARE AND RETURN ON NET ASSETS *(continued)*

(2) Return on net assets of the Group

In accordance with "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9-Calculation and Disclosure of the Return on Net Assets and Earnings Per Share" (2007 revised) issued by the CSRC, the Group's return on net assets are calculated as follows:

	2007		2006	
	Fully diluted	**Weighted average**	Fully diluted	Weighted average
(a) Return on net assets inclusive of extraordinary gain and loss	**8.55%**	**8.82%**	8.98%	9.38%
— Net profit attributable to the Company's ordinary equity shareholders *(RMB'000)*	**1,226,270**	**1,226,270**	1,212,223	1,212,223
— Year-end equity attributable to the Company's ordinary equity shareholders *(RMB'000)*	**14,335,634**	**—**	13,493,181	—
— Weighted average of equity attributable to the Company's ordinary equity shareholders *(RMB'000)*	**—**	**13,905,245**	—	12,925,563

45 EARNINGS PER SHARE AND RETURN ON NET ASSETS *(continued)*

(2) Return on net assets of the Group *(Continued)*

In accordance with "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9-Calculation and Disclosure of the Return on Net Assets and Earnings Per Share" (2007 revised) issued by the CSRC, the Group's return on net assets are calculated as follows: *(Continued)*

	2007		2006	
	Fully diluted	**Weighted average**	Fully diluted	Weighted average
(b) Return on net assets net of extraordinary gain and loss	**8.52%**	**8.78%**	8.92%	9.32%
— Net profit deducted extraordinary gain and loss attributable to the Company's ordinary equity shareholders *(RMB'000)*	**1,221,554**	**1,221,554**	1,204,152	1,204,152
— Year-end equity attributable to the Company's ordinary equity shareholders *(RMB'000)*	**14,335,634**	—	13,493,181	—
— Weighted average of equity attributable to the Company's ordinary equity shareholders *(RMB'000)*	—	**13,905,245**	—	12,925,563

(Expressed in Renminbi)

46 POST BALANCE SHEET EVENT

(1) On 13 February 2008, the Company announced a proposed acquisition of certain subsidiaries of China Huadian at a consideration of RMB2,011 million. The acquisition is subject to the approval of shareholders of the Company at the forthcoming Extraordinary General Meeting, the schedule date of which is subject to further announcement.

(2) On 17 March 2008, the Group issued short-term debentures of RMB1,000 million and RMB2,500 million at par with maturity period of 273 days and 365 days respectively in the PRC interbank debenture market.

(3) After the balance sheet date, the directors proposed a final dividend. Further details have been disclosed in note 32(b).

47 SEGMENT REPORTING

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

48 COMPARATIVE FIGURES

The Group adopted the CAS (2006) on 1 January 2007, relevant adjustments of comparative figures are disclosed in Note 4.

49 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Notes 40 contain information about the assumptions and their risk factors relating to fair value of financial instruments. Other key sources of estimation uncertainty are as follows:

49 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(1) Impairment of receivables

As described in Note 3(11)(b), receivables that are measured at amortisation cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided. Objective evidence of impairment includes observable data that comes to the attention of the Group about loss events such as a significant decline in the estimated future cash flow of an individual debtor or the portfolio of debtors, and significant changes in the financial condition that have an adverse effect on the debtor. If there is an indication that there has been a change in the factors used to determine the provision for impairment, the impairment loss recognised in prior years is reversed.

(2) Impairment of non-financial long-term assets

As described in Note 3(10), non-financial long-term assets are reviewed at each balance sheet date to determine whether the carrying amount exceeds the recoverable amount of the assets. If any such indication exists, impairment loss is provided.

The recoverable amount of an asset (or asset group) is the greater of its net selling price and its present value of expected future cash flows. Since a market price of the asset (or the asset group) cannot be obtained reliably, the fair value of the asset cannot be estimated reliably. In assessing value in use, significant judgements are exercised over the asset's production, selling price, related operating expenses and discounting rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling price and related operating expenses based on reasonable and supportable assumption.

(3) Depreciation and amortisation

As described in Note 3(6) and (8), fixed assets and intangible assets are depreciated and amortised using the straight-line method over their estimated useful lives after taking into account residual value. The estimated useful lives are regularly reviewed to determine the depreciation and amortisation costs charged in each reporting period. The estimated useful lives are determined based on historical experiences of similar assets and the estimated technical changes. If there is an indication that there has been a change in the factors used to determine the depreciation or amortisation, the amount of depreciation or amortisation is revised.

EXPLANATORY NOTES FOR DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (2006) ("CAS (2006)") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The financial statements of the Group prepared under IFRS for the year of 2006 and 2007 were audited by KPMG, Certified Public Accountants of Hong Kong.

The financial statements of the Group prepared under CAS (2006) for the year of 2006 and 2007 were audited by KPMG Huazhen.

(1) Effects of major differences between the CAS (2006) and IFRS on net profit are analysed as follows:

		2007	2006
	Note	***RMB'000***	*RMB'000*
Amount under CAS (2006)		**1,547,009**	1,370,399
Adjustments:			
Business combination involving entities under common control	(a)	**(44,519)**	(15,007)
Government grants	(b)	**11,137**	1,200
Taxation impact of the adjustments		**6,838**	2,351
Total		**(26,544)**	(11,456)
Amount under IFRS		**1,520,465**	1,358,943

EXPLANATORY NOTES FOR DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (2006) ("CAS (2006)") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") *(continued)*

(2) Effects of major differences between CAS (2006) and IFRS on shareholders' equity are analysed as follows:

	Note	**2007** *RMB'000*	2006 *RMB'000*
Amount under CAS (2006)		**18,209,755**	15,900,280
Adjustments:			
Business combination involving entities under common control	(a)	**147,988**	157,348
Government grants	(b)	**(183,443)**	(178,940)
Taxation impact of the adjustments		**(31,618)**	(30,785)
Total		**(67,073)**	(52,377)
Amount under IFRS		**18,142,682**	15,847,903

EXPLANATORY NOTES FOR DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER THE CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (2006) ("CAS (2006)") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") *(continued)*

Notes:

(a) According to the accounting policies adopted in the Group's financial statements prepared under IFRS, assets and liabilities acquired by the Group during business combination, irrespective of whether such business combination is involving entities under common control or not, are measured at the fair value of identifiable assets and liabilities of the acquiree at the date of acquisition. In preparing the consolidated financial statements, the respective financial statements of subsidiaries are adjusted based on the fair value of individual identifiable assets and liabilities at the date of acquisition. The excess of purchase consideration paid by the Company over its share of fair value of identifiable net assets of the acquired was recognised as goodwill.

In accordance with CAS (2006), assets and liabilities acquired by the Group in business combination involving entities under common control are measured at their carrying value at the date of combination. Consolidated financial statements are prepared based on the financial statements of the Company and subsidiaries. The excess of carrying value of purchase consideration paid by the Company over its share of carrying value of identifiable net assets of the acquiree for business combination involving entities under common control reduces the share premium of capital reserve or retained earnings. There are differences for business combination involving entities under common control under CAS (2006) and IFRS.

In addition, according to CAS (2006), in preparing consolidated financial statements, the opening balances as well as the comparative figures of the financial statements should be adjusted as if the current structure and operations resulting from the acquisitions had been in existence since prior periods in respect of business combination involving entities under common control. Accordingly, the capital reserve was adjusted for its increase in net assets due to business combination.

(b) According to IFRS, conditional government grants should be first recorded in long-term liabilities and amortised to profit or loss using the straight line method over the useful lives of the relevant assets after fulfilling the requirements from the government in respect of the construction projects.

Since 1 January 2007, according to CAS (2006), government grants related to assets (required to be recorded in capital reserve pursuant to the relevant government notice) are not recognised as deferred income.

Designed and produced by: Wonderful Sky Financial Group Tel.: 2851 1038

際電力股

中國山東省濟南市經三路14號
14 Jingsan Road, Jinan, Shandong Province, the PRC
郵編 Postal Code: 250001
網址 Web Site: www.hdpi.com.cn

END